As confidentially submitted to the U.S. Securities and Exchange Commission on November 6, 2023.
This draft registration statement has not been publicly filed under the Securities Act of 1933, as amended and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

3 E NETWORK TECHNOLOGY GROUP LIMITED
(Exact name of registrant as specified in its charter)

__________________________________________

British Virgin Islands	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC
Tel: +86-020-343-29249
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

With a Copy to:

Arila Zhou, Esq. Anna Wang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th Floor New York, NY 10017 Tel: (212) 451-2908	Benjamin Tan, Esq, Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor, New York, NY 10036 Tel: 212-930-9700

__________________________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2023

3 E NETWORK TECHNOLOGY GROUP LIMITED

[•] Ordinary Shares

This is a firm commitment initial public offering of [•] ordinary shares of 3 E Network Technology Group Limited (the “Company” or “3e Network”, “we”, “us”), par value $[•] per share (each, an “Ordinary Share”, collectively, “Ordinary Shares”). The estimated initial public offering price for the Ordinary Shares in the offering is expected to be between $[•] and $[•] per Ordinary Share.

No public market currently exists for our Ordinary Shares. We intend to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “EEET”. This offering is contingent upon the final approval from Nasdaq for our listing on Nasdaq Capital Market. We will not proceed to consummate this offering if Nasdaq denies our listing. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq Capital Market or that the offering will be closed.

We are a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company, our operations are conducted by our indirect wholly-owned subsidiaries based in the People’s Republic of China (“PRC” or “China”), Guangzhou 3e Network Technology Company Limited (the “Guangzhou Sanyi Network”) and Guangzhou 3E Network Technology Company Limited (the “Guangzhou 3E Network”), which we maintain 100% ownership via our wholly-owned subsidiary based in Hong Kong, 3e Network Technology Company Limited (the “HK 3e Network”). This is an offering of the Ordinary Shares of 3e Network, the holding company incorporated in BVI, instead of shares of our operating entities in mainland China, Guangzhou Sanyi Network and Guangzhou 3E Network, or our subsidiary in Hong Kong, HK 3e Network. Our corporate structure may involve unique risks to investors. Our corporate structure may not be enforceable in the PRC, if PRC government authorities or courts take a view that such corporate structure contravenes PRC laws and regulations or is otherwise not enforceable for public policy reasons. In addition, the Chinese governmental authorities may take a different view than us about our corporate structure because of the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations. In the event PRC government authorities disallow our current corporate structure, we will be unable to exert effective control over Guangzhou Sanyi Network, Guangzhou 3E Network or HK 3e Network and there will be a material change in our operations and/or a material change in the value of Ordinary Shares we are registering for sale. Such an event could significantly affect our ability to offer or continue to offer securities to investors, and as a result, our Ordinary Shares may decline significantly in value or become worthless. See more details under “Risk Factors — Risks Related to Doing Business in China — Because substantially all of our operations are in China, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may exercise oversight and discretion over the conduct of our business and our operations may be affected by evolving regulatory policies, which could result in a material change in our operations and/or the value of our Ordinary Shares.” on page 34 of this prospectus and detailed discussion of legal uncertainties and jurisdictional limits in China under “Risk Factors — Risks Related to Doing Business in China — We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differ in material aspects from the laws of the United States.” on page 36 of this prospectus. We face various legal and operational risks associated with having substantially all of our operations in China. We face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the PCAOB. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless. See more details under “Risk Factor — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on our operations in mainland China. Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Ordinary Shares.” on page 38 of this prospectus and under “Risk Factor — Risks Related to Doing Business in China — We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differ in material aspects from the laws of the United States” on page 36 of this prospectus.

The operational risks associated with being based in and having operations in China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and discretion of the governmental authorities in China discussed in this prospectus are expected to apply to entities and businesses in mainland China, rather than to entities or businesses in Hong Kong which operate under different sets of laws from those of mainland China.

Recent statements by the PRC government have indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (VIE) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets, both directly and indirectly, shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of such event. We will comply with the filing requirements pursuant to the New Administrative Rules Regarding Overseas Listings. We may schedule the timing to go through the filing procedure with the CSRC within a prescribed time period in accordance with the New Administrative Rules Regarding Overseas Listings. Since the New Administrative Rules Regarding Overseas Listings are newly promulgated, and the interpretation and implementation thereof is subject to change, we cannot assure that we will be able to complete the relevant filings in a timely manner or fulfil all the regulatory requirements thereunder. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which also became effective on March 31, 2023. The Archives Rules set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies and securities service providers to overseas regulatory agencies and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies to overseas entities or engage in conducts that may harm national security and public interest. If a company seeking overseas listing plan to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies to others, it shall report the relevant information to the local state secrecy regulatory agencies, and obtain approval from the relevant authorities according to law before disclosure. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of providing corresponding services related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by such regulations shall be followed. While we believe we have not engaged in leaking any state secret and working secret of government agencies, or in conduct that may harm national security and public interest in connection with provision of documents, materials and accounting records in connection with the offering, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting and other records under the Archives Rules. Any failure of us to fully comply with new regulatory requirements may significantly affect our ability to offer or continue to offer our Ordinary Shares, cause disruption to our business operations, damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless. See “Risk Factor — Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, the PRC government may exert more oversight over overseas public offerings conducted by China-based issuers, which could significantly affect our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.” on page 37 of this prospectus.

On December 28, 2021, the Measures for Cybersecurity Review was promulgated by the Cyberspace Administration of China (the “CAC”) and became effective on February 15, 2022, which provides that any “online platform operators” controlling personal information of more than one million users should be subject to a cybersecurity review before seeking listing on a foreign stock exchange. We cannot assure you that we will not be deemed as the “online platform operators” as mentioned above, even though we do not believe that we are directly subject to these regulatory actions or statements, as our business does not rely on the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. There is no assurance as to how the Measures will be enforced by the relevant authorities, or what existing or new laws or regulations or detailed implementation rules and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and be listed on a U.S. exchange. If the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly affect our ability to offer or continue to offer securities to our investors on a U.S. or any other foreign exchange. The CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our Ordinary Shares. Please see “Risk Factor — Risks Related to Doing Business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could impact our business and our proposed offering.” on page 39 of this prospectus.

Our Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC (the “MOF”) governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our registered public accounting firm, HTL International, LLC (“HTL”), is headquartered in Houston, Texas. HTL is subject to PCAOB inspections on a regular basis. HTL is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulatory agencies that does not permit HTL to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to This offering and Our Ordinary Shares — The HFCA Act and the AHFCAA passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.” on page 54 of this prospectus for more information.

Neither 3e Network nor its subsidiaries have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. Each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities. As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends and our cash and financing requirement may not be fully satisfied.

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to 3e Network, and no dividends or distributions have been made to any investors by 3e Network or any of its subsidiaries. We intend to keep any future earnings to re-invest in and finance the expansion of the business of our Hong Kong and PRC subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. Under BVI law, a BVI company may pay a dividend on its shares, provided that the directors of the company are satisfied on reasonable grounds that immediately after the dividend the company will pass the solvency test set out in section 56 of the BVI Act. In order for us to pay dividends to our shareholders, we will rely on the distribution of profits of the PRC and Hong Kong subsidiaries to our BVI subsidiary, and then to 3e Network. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. Although none of our subsidiaries have made any dividends or distributions to us as of the date of this prospectus, the PRC subsidiaries may be subject to the applicable foreign currency control in the event that the PRC subsidiaries were to remit foreign currency payments out of mainland China in the future.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by HK 3e Network from Guangzhou Sanyi Network and Guangzhou 3E Network. This withholding tax will reduce the amount of dividends we may receive from Guangzhou Sanyi Network and Guangzhou 3E Network. Under the current applicable laws and regulations in relation to taxation in Hong Kong, no withstanding tax is levied in Hong Kong in respect of dividends paid by HK 3e Network to its shareholder(s). Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. For more details on the relevant information for dividend payments or distributions, see “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Subsidiaries” on page 6 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.” on page 50 of this prospectus and “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 51 of this prospectus.

For a summary of the condensed consolidated schedule and the consolidated financial statements, see “Summary Consolidated Financial and Operating Information” on page 21 of this prospectus; “Risk Factors — Risks Related to Doing Business in China — We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differs in material aspects from the laws of the United States.” on page 36 of this prospectus; “— We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 42 of this prospectus; “— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 45 of this prospectus; “— We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” on page 51 of this prospectus; and “— Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 46 of this prospectus.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (the “PBOC”) and the State Administration of Foreign Exchange (the “SAFE”) have implemented a series of administrative measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its implementation of administrative measures and our operating entities’ dividends and other distributions may be subject to tightened scrutiny in the future. Therefore, Guangzhou Sanyi Network and Guangzhou 3E Network may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if Guangzhou Sanyi Network or Guangzhou 3E Network incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

We are a BVI company and conduct all of our operations and substantially all of our assets are located in Hong Kong and mainland China. In addition, [all] of our directors and officers are nationals or residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. See “Risk Factors — Risks Related to Doing Business in China — Certain legal requirements shall be met for effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 49 of this prospectus.

Upon the completion of this offering, we will have [            ] Ordinary Shares issued and outstanding. Each Ordinary Share is entitled to one vote. Our Chairman and Director, Mr. Joseph Shu Sang Law, will beneficially own [            ] Ordinary Shares, representing [    ]% of the total voting power of our issued and outstanding share capital immediately following the completing of this offering. As such, Mr. Law will control matters subject to a vote by 3e Network’s shareholders, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” 3e Network is permitted to elect not to comply with certain corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemption for at least one year after the Offering, we may elect to rely on this exemption in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 18 for additional information.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.” and “Prospectus Summary — Implications of Being an “Emerging Growth Company” on pages 58 and 17 of this prospectus, respectively.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriter discounts and commissions(2)	$	$
Proceeds to us, before expenses(3)	$	$

____________

(1)      Initial public offering price per share is assumed as $[•] per share, which is the midpoint of the range set forth on the cover page of this prospectus. The table above assumes that the underwriter does not exercise its over-allotment option. For more information, see “Underwriting” on page 132 in this prospectus.

(2)      We have agreed to reimburse the underwriter for certain expenses. See the section titled “Underwriting” beginning on page 132 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

(3)      We expect our total cash expenses for this offering (including cash expenses payable to our underwriter for its out-of-pocket expenses) not to exceed $[•], exclusive of the above discounts. For a detailed description of the compensation to be received by the underwriter, see “Underwriting” on page 132 in this prospectus.

This offering is being conducted on a firm commitment basis. The underwriter is obligated to purchase and pay for all of the Ordinary Shares if any such Ordinary Shares are purchased. We have granted the underwriter an option for a period of [•] days after the effective date of this registration statement to purchase up to [15]% of the total number of the Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, and assuming an offering price of $[•] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to us, before underwriting discounts and expenses, will be $[•].

The underwriter expects to deliver the shares to purchasers in the offering on or about [•], 2023.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Sole Book Running Manager

Boustead Securities, LLC

Prospectus dated [•], 2023

We and the underwriter have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with SEC and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares.

This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the BVI. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than

i

participating in our proposed offering, and only prospectus dated hereof, is authorized by us to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by us and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until [•], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “we”, “us”, the “Company” or “3e Network” in this prospectus are to 3 E Network Technology Group Limited, a BVI company and its subsidiaries, unless the context otherwise indicates;

•        “AHFCAA” refers to Accelerating Holding Foreign Companies Accountable Act;

•        “Amended and Restated Articles” means the memorandum and articles of association as the amended and restated on [    ] 2023;

•        “B2B” refers to business-to-business;

•        “BVI” refers to the “British Virgin Islands”;

•        “BVI Act” refers to the BVI Business Companies Act (Revised Edition 2020), as amended;

•        “BVI 3e Holdings” refers to 3e Network Technology Holdings Limited, a BVI company;

•        “CAC” refers to the Cyberspace Administration of China;

•        “China” or the “PRC” or “mainland China”, unless otherwise specified herein, refers to the People’s Republic of China;

•        “CSRC” refers to the China Securities Regulatory Commission;

•        “Guangzhou Sanyi Network” refers to Guangzhou 3e Network Technology Company Limited, a mainland China company;

•        “Guangzhou 3E Network” refers to Guangzhou 3E Network technology Company Limited, a mainland China company;

•        “PRC operating entities,” “PRC subsidiaries” or “PRC operating subsidiaries” refer to Guangzhou Sanyi Network and Guangzhou 3E Network;

•        “HFCA Act” refers to the Holding Foreign Companies Accountable Act;

•        “HK 3e Network” refers to 3e Network Technology Company Limited, a Hong Kong company;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “IT” refers to information technology;

•        “RMB” or “RMB Yuan” refers to the legal currency of PRC;

•        “HKD” or “HK Dollar” refers to the legal currency of Hong Kong;

•        “M&A Rule” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

•        “MOFCOM” refers to the Ministry of Commerce of China;

•        “PCAOB” refers to the Public Company Accounting Oversight Board;

•        “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•        “shares” or “Ordinary Shares” are to the Ordinary Shares of 3e Network Technology Holdings Limited, par value $[•] per share;

•        “SAFE” refers to State Administration of Foreign Exchange in China;

•        “SAIC” refers to State Administration for Industry and Commerce in China, which is currently known as State Administration for Market Regulation;

•        “SAT” refers to the PRC State Administration of Taxation;

•        “SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation; and

•        “SCNPC” refers to the Standing Committee of the National People’s Congress of China;

•        “SPV” refers to special purpose vehicles;

•        “U.S. GAAP” refers to generally accepted accounting principles in the United States.

3e Network’s reporting currency is U.S. dollar. This prospectus contains translations of certain foreign currency amounts in RMB into U.S. dollars for the convenience of the reader. All translations of RMB are calculated at the rate of US$1.00=RMB7.2513 for balance sheet items and US$1.00=RMB6.9536 for items in the consolidated statements of operations and comprehensive income and cash flows, as of and for the year ended June 30, 2023, and at a rate of US$1.00=RMB6.6981 for balance sheet items and US$1.00=RMB6.4554 for items in the consolidated statements of operations and comprehensive income and cash flows, as of and for the year ended June 30, 2022, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on such dates. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares.

Business Overview

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Through our two PRC subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, we started as a business that focuses on integrated software solutions in the property management and exhibition services spaces, but expanded our software solution offering to reach across a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities.

Our business includes two main portfolios, namely, the software development portfolio and exhibition and conference portfolio, and the proportion of revenue from each of these two main portfolios was 98.6% and 1.4% in the year ended June 30, 2023, respectively, and 86.0% and 12.6% in the year ended June 30, 2022, respectively.

Guangzhou Sanyi Network primarily serves our software development and exhibition and conference portfolios, while Guangzhou 3E Network primarily focuses on expanding into the clean energy sector.

Software Development Portfolio

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

For the years ended June 30, 2023 and 2022, our main products under our custom software solutions offering include software products developed for property management companies and restaurant management. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs.

As a young company with limited operating history and limited customer base, we are constantly looking for opportunities to develop new customers and expand into new business areas. The solar energy sector, for example, is an area with significant government support and business opportunities. In 2022, after studying the potential of the market for management system used by solar energy power plants, the Company decided to develop a management software for distributed photovoltaic power plants with designed power generation capacity under 10 megawatts or management companies that manage distributed solar power plants of that size. Our designed system allows management to access it via a mobile device or a PC to monitor power plants in single or multiple locations. The program provides functions ranging from equipment fault alerts, repair and maintenance, power generation monitoring, push notifications, to record keeping.

Exhibition and Conference Service Portfolio

Under our exhibition and conference service portfolio, we provide software solutions and help our exhibition and conferencing partners in the design, planning, execution and delivery of exhibitions and conferences. Our services include software support for entrance gates, ticketing machines and ticket readers. The service contracts we sign with customers are usually designed for a fixed period covering the set-up time plus the exhibition or conference period.

In addition to software solutions, we provide exhibition and conference services and equipment to exhibition or conference organizers. The services include providing personnel required to manage the equipment. The equipment includes entrance gates, ticketing machines, ticket readers and facial recognition equipment. We may also sell hardware to our customers, primarily to incentivize our customers to use our software.

Certain Risks and Limitations Related to Doing Business in China

Because substantially all of our operations are in mainland China, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may exercise oversight and discretion over the conduct of our business and our operations may be affected by evolving regulatory policies, which could result in a material change in our operations and/or the value of our Ordinary Shares. We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differ in material aspects from the laws of the United States. See “Risk Factors — Risks Related to Doing Business in China — Because substantially all of our operations are in China, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may exercise oversight and discretion over the conduct of our business and our operations may be affected by evolving regulatory policies, which could result in a material change in our operations and/or the value of our Ordinary Shares.” on page 34, “We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differs in material aspects from the laws of the United States.” on page 36 of this prospectus.

There are significant liquidity risks related to our Ordinary Shares and certain limitations on our ability to transfer cash between us or our subsidiaries. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC subsidiaries and Hong Kong subsidiary to our BVI subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China, unless such transfer of cash or assets are in compliance with the requirements of relevant PRC laws and regulations as mentioned above. Otherwise, our ability to transfer funds, pay dividends or make distribution may be restricted. See “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China.” on page 51 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China.” on page 51 of this prospectus.

Furthermore, if our subsidiaries in mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Subsidiaries.” on page 6 of this prospectus, “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.” on page 50, “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 42 of this prospectus, “Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.” on pages 50 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 42 of this prospectus. In addition, any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macroeconomic policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China, except transfer of funds involving money laundering and criminal activities). Notwithstanding the foregoing, we cannot assure you that there will not be any changes in the future in the economic, political and legal environment in Hong Kong and that the PRC government will not in the future exert influence over changes to laws and regulations of Hong Kong to impose restrictions on the transfer of capital within, into and out of Hong Kong. In addition, based on our understanding of the BVI laws and regulations, as of the date of this prospectus, there is no restriction on the transfer of capital within, into and out of BVI.

Corporate History and Holding Company Structure

We are a holding company incorporated in the BVI on October 6, 2021 under the BVI Act with operations conducted through primarily our PRC operating subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, which were incorporated in the PRC on May 26, 2017 and January 17, 2023, respectively. Our BVI subsidiary BVI 3e Holdings was incorporated on October 8, 2018 under the BVI Act, and our Hong Kong subsidiary, HK 3e Network, was incorporated in Hong Kong on August 30, 2020.

The following diagram illustrates our corporate legal structure as of the date of this prospectus.

Permission Required for the Offering and Oversea Listing

Our operations in China are governed by PRC laws and regulations. On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended June 22, 2009. The M&A Rules contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. As advised by our PRC legal counsel, Han Kun Law Offices, based on their understanding of the current PRC laws, rules and regulations, as of the date of this prospectus, the CSRC’s approval under the M&A Rules may not be required for the listing and trading of our Ordinary Shares on Nasdaq in the context of this offering, as: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as this offering contemplated by us are subject to the M&A Rules, and (ii) we are not controlled directly or indirectly by any Chinese companies or individuals.

However, our PRC legal counsel, Han Kun Law Offices, has further advised us that there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, and would likely cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen the administration over illegal securities activities, improve cross-border law enforcement cooperation, enhance supervision over China-based companies listed overseas, and establish and improve the system for extraterritorial application of PRC securities laws.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) which took effect on February 15, 2022. The Cybersecurity Review Measures stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On November 14, 2021, the CAC published the Network Data Security Management Regulation (Draft for Comments) (the “Data Security Management Regulations”), which reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. Since the Cybersecurity Review Measures was newly adopted and the Data Security Management Regulations is in the process of being formulated, it remains unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus, we cannot assure you that we would not be subject to cybersecurity review requirement, and if so, that we would be able to pass such review in relation to this offering. If the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before our listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

As of the date hereof, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the CAC, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. We have adopted corresponding internal control measures to ensure the security of our information system and confidentiality of our customers’ personal information, including, but not limited to the followings:

•        We have established information security management systems which stipulate the standardized procedures for the management of information system. Through the information security management systems, we classify our staff based on their positions and responsibilities and grant them different access rights and adopt password control to identify system users. We adjust, shut down or deregister the access rights in a timely manner when such staff change their positions or take long vacations or terminate their employment agreements with us. Moreover, we conduct information system security inspections and periodically check the access logs of our information system to identify abnormal accesses and remove accounts with abnormal activities.

•        We provide training to our employees to ensure that they are aware of our internal policies in relation to data protection.

•        We have specific network administrator responsible for installing the network firewall, remoting backup storage of important databases, business data, and documents, and promoting information security awareness among our employees.

As a company providing B2B IT business solutions, we do not collect data or personal information from end users of our platforms maintained by our corporate customers, and we do not maintain or store such data or personal information on our server. We do not collect personal information other than limited contact information of our corporate customers. We do not hold any user data, nor have shared, transferred or publicly disclosed user data without prior consent or authorization from the customers, unless otherwise permitted by relevant laws and regulations. We are required to comply with laws and regulations in the PRC relating to data privacy and personal information, and failure to comply with such laws and regulations may potentially lead to regulatory or civil liability.

Notwithstanding the foregoing, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Administrative Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering. However, as the Trial Administrative Measures were newly published, the implementation and interpretation thereof is subject to change, and it remains unclear on how they will affect this offering and future financing. If we are required by the Trial Administrative Measures to submit to the CRSC and complete the filing procedures of this offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure by us to comply with such filing requirements under the Trial Administrative Measures may result in a ratification order, warnings or fines against us and could materially hinder our ability to offer or to continue to offer our securities.

Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly affect our ability to offer or continue to offer securities to our investors. For instance, in the event that the CSRC approval or any regulatory approval is required for this offering while we inadvertently concluded that such approval was not required, or if the CSRC or any other PRC government authorities promulgates any new laws, rules or regulations or any interpretation or implements rules before our listing that would require us to obtain the CSRC or any other governmental approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our Ordinary Shares. See “Risk Factor — Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, the PRC government may exert more oversight over overseas public offerings conducted by China-based issuers, which could significantly affect our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to decline or become worthless.” on page 37 of this prospectus.

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

We are a holding company with no material operations of its own and does not generate any revenue. We currently conduct all of our operations through our Hong Kong and PRC subsidiaries. We are permitted under PRC laws and regulations to provide funding to operating entities only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our operating entities to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 45 of this prospectus.

Neither 3e Network or its subsidiaries has cash management policies dictating how funds are transferred, and each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.

As of the date of this prospectus, there were no cash flows including all dividends, transfer and distribution between 3e Network and its subsidiaries; and there has been no dividend or distributions made between U.S. investors, other investors and any of the Company’s entities. For the summary of the condensed consolidated schedule and the consolidated financial statements, see page 21 of this prospectus for “Summary Consolidated Financial And Operating Data” (which is a summary of page F-3 of the Consolidated Balance Sheets and a summary of page F-4 of the Consolidated Statements of Income and Comprehensive Income); and “Risk Factor — Risks Related to Our Corporate Structure — The transfer of funds or assets between us and our subsidiaries is subject to restriction.” on page 50 of this prospectus.

Cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by 3e Network to the BVI 3e Holdings, and then transferred to HK 3e Network, and then transferred to Guangzhou Sanyi Network and Guangzhou 3E Network, as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be, respectively. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macroeconomic policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR in its local branches, report submission to MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Please see “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” On page 42 of this prospectus. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under BVI law, a BVI company may pay a dividend on its shares, provided that the directors of the company are satisfied on reasonable grounds that immediately after the dividend the company will pass the solvency test set out in section 56 of the BVI Act. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from our BVI subsidiary, which will be dependent on receipt of dividends from our Hong Kong subsidiary, which will be dependent on receipt of payments from Guangzhou Sanyi Network and Guangzhou 3E Network in accordance with the laws and regulations of the PRC and Hong Kong.

Guangzhou Sanyi Network and Guangzhou 3E Network’s ability to distribute dividends are based upon their distributable earnings. Current PRC regulations permit Guangzhou Sanyi Network and Guangzhou 3E Network to pay dividends to HK 3e Network only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Guangzhou Sanyi Network and Guangzhou 3E Network are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Each of such similar entity in China may also set aside a portion of its after-tax profits to fund an optional reserve, although the amount to be set aside, if any, is determined at the discretion of such entity’s shareholder. The reserves can be used to increase the registered capital, cover losses made in past years and enhance the company’s productivity and expand its business, however a company’s capital reserve shall not be used to cover the company’s losses.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Further, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invests it in our business. As of the date of this prospectus, our PRC subsidiaries have not paid any dividends to the offshore companies.

Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China, except transfer of funds involving money laundering and criminal activities). Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the economic, political and legal environment in Hong Kong and that the PRC government will not in the future exert influence over changes to laws and regulations of Hong Kong to impose restrictions on the transfer of capital within, into and out of Hong Kong. Based on the BVI laws and regulations, as of the date of this prospectus, there is no restriction on the transfer of capital within, into and out of BVI. Please see “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 51 of this prospectus; “— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 44 of this prospectus; “— We may rely on dividends and other distributions on equity paid by our Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” on page 51 of this prospectus; and “— Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 46 of this prospectus.

Cash dividends, if any, on our Ordinary Shares will be paid in USD. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we may rely on payments made from Guangzhou Sanyi Network and Guangzhou 3E Network and the distribution of such payments to HK 3e Network as dividends from Guangzhou Sanyi Network and Guangzhou 3E Network. Certain payments as dividends from Guangzhou Sanyi Network and Guangzhou 3E Network to HK 3e Network are subject to PRC taxes, including withholding taxes.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Comprehensive Double Taxation Arrangement, dividends paid by a PRC company to a Hong Kong resident enterprise may be taxed in accordance with the laws of the PRC and the rate of the tax so charged, in 2 tiers, may be lowered from 10% to 5% of the gross amount of the dividends if the Hong Kong resident enterprise (being the beneficial owner of the dividends) directly owns no less than 25% of the capital of the PRC company. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong company must be the beneficial owner of the relevant dividends; and (b) the Hong Kong company must directly hold no less than 25% of share ownership in the PRC company during the twelve (12) consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong company must obtain a tax resident certificate

(i.e. a Certificate of Hong Kong Resident Status) from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Comprehensive Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to their immediate holding company, HK 3e Network. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HK 3e Network intends to apply for the tax resident certificate when Guangzhou Sanyi Network and Guangzhou 3E Network plan to declare and pay dividends to HK 3e Network. See “Risk Factors — Risks Related to Doing Business in China — We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company” on page 43 of this prospectus.

Industry Overview

The PRC software and information technology service industry (“Software Industry”) displayed a steady development trend in 2022. Statistics from the Operation Monitoring and Coordination Bureau of the PRC Ministry of Industry and Information Technology (the “MIIT”) shows that in 2022, total revenue of the industry surpassed RMB 10 trillion with profitability remaining steady and export continuing to grow. More than 350,000 companies in the Software Industry reached the milestone of receiving more than RMB5 million in revenue for their core operations in 2022. Total revenue from the Software Industry was RMB10,812.6 billion, a year-on-year increase of 11.2%, but the growth rate dropped by 6.5% when compared with that of 2021. The total proﬁt of the Software Industry was RMB1,264.8 billion in 2022, a year-on-year increase of 5.7%. Compared against 2021, the rate of increase dropped by 1.9% and the profit ratio of the main business of surveyed companies in the industry decreased by 0.1% to 9.1%. Export sales of Software Industry amounted to USD 52.4 billion, an increase of 3% year-on-year, but was 5.8% lower than the growth rate in 2021, according to MIIT.

In 2022, the global revenues from the sales of software products, IT services, information security products and services, and embedded system software were RMB 2,658.3 billion, RMB 7,012.8 billion, RMB 203.8 billion and RMB 937.6 billion, respectively.

There are several factors driving the overall growth of China’s IT services industry, including the growth of China’s economy and domestic demand for IT services, the strategic importance of China as a target market for global customers, strong offshore outsourcing demand, availability of low-cost qualified IT professionals with global and regional language skills, well-developed infrastructure in China and strong government support and spending. We believe that the market development trends include a growing emphasis on big data services, innovation in channel solutions, risk management and prevention and more customer-oriented services. With our technical expertise, we believe that we are well positioned to capture the market opportunities in the IT services industry in China.

The COVID-19 pandemic has affected every industry, and has disrupted trade, supply chains, work and business models, employment and consumer behaviors. The pandemic presents both challenges and opportunities. During the pandemic, companies across the world had to accelerate their digital transformation initiatives to address these disruptions and secure their businesses. While some companies have now set up advanced business continuity measures, others have embarked on new innovative services and products. As companies focused on protecting employees from the pandemic, technology enabled a seamless transition to remote working by shifting to digital channels and digital customer engagement models. Various stay at home orders resulted in large scale adoption of models such as buy-online-pickup-in-store in retail, tele-medicine and virtual care in healthcare, touchless experiences in finance and virtual solutions for online learning. This has resulted in increased technology spending by our customers. Global IT service providers offer a range of end-to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. By adapting to the wider trend of digitization and increased demand for software solutions for business functions, we are uniquely positioned to unlock opportunities in the IT service sector.

Competitive Strengths

We believe that our competitive strengths that distinguishes us from our competitors and contributes to our success include the following:

•        the breadth and depth of our expertise in the exhibition business and property management business,

•        the complete solution approach and the quality of the service we offer,

•        our market reputation and track record, and

•        our marketing and selling skills.

Growth Strategy

We have developed and intend to implement the following strategies to expand and grow our Company:

•        Maintain our relationship with existing and new customers and pursue additional revenue opportunities from them.

•        Continue to invest in research and development, deepen domain expertise and develop specific solutions for target industry verticals.

•        Continue to invest in training and development of our human capital base.

Marketing and Sales

We target to become the primary provider of IT services and software for each of our customers. We seek to acquire new account relationships through face-to-face field sales, and targeted direct marketing to increase awareness of our solutions. Our product design team is also our main sales team as they can better explain the salient features of our products to our potential customers. Most of our potential customers have their IT expert on their team and prefer a more technical sales presentation. We also specifically target small and medium-sized enterprise companies in the exhibition industry and property management industry, primarily in PRC.

In the property management sector, our management team can leverage their experience in the sector to pitch and customize our software solutions to potential clients. We often receive referrals from existing clients for potential opportunities. We may also submit pitches to potential clients directly. In particular, our Co-CEO, Mr. Ye Tao’s past service as a senior executive for Times China Holdings Limited provides us with unique insight on developing and tailoring our product offerings to property management companies. For each case, our sales support and technical sales personnel work closely with the potential client in understanding their needs, propose and present a demo system in the business pitch, and continuously engage with the client to identify the optimal solutions.

In the exhibition and conference sector, we rely on our long-standing relationships with our key clients in the sector, such as Canton Fair Advertising Co. Ltd., to develop new opportunities. For example, we are a panel supplier — a small group of pre-qualified suppliers who maintain long-standing relationships with the selecting client — for Canton Fair Advertising Co. Ltd., and have been a long-time collaborator with various projects with the company. As exhibition organizers like Canton Fair Advertising Co. Ltd. and CISMEF often organize various exhibitions and conferences throughout the region and country at various locations and different time of the year, we have the opportunity to pitch and potentially serve as a vendor for various exhibitions over the year. If the exhibitions are government-run, we may go through a formal bid process for government contracts. For each exhibition where we serve as a vendor, we have the opportunities to develop working relationships with the exhibitors who may use or see our software or services and develop further relationships and potential projects. As we build our brand in the sector with our services, we have developed a reputation for providing quality, customized exhibition and conferencing solutions for exhibitions of different sizes or needs.

For both property management and exhibition and conference solutions, our pricing structure is primarily based on our estimated work hours and numbers of personnel needed for completing the project. Based on the information and request, we provide an internal estimate for the numbers of hours and number of personnel needed for each project, calculate using our internal hourly baseline rates, and finally adjust the overall price based on relationship and competitive considerations.

In the solar energy space, we establish ourselves by participating in exhibitions and fairs to showcase our products, and use contacts at forums and industrial groups to develop relationships with potential clients and discuss collaborating opportunities. For products in this sector, we offer both standardized and customized software solutions, with our standardized product priced based on the power-generation capacity a client manages, and our customized product priced using a base price and a sliding price scale based on numbers of units a solar power stations the client will need to manage.

We have an integrated marketing team with our sales support and technical sales personnel working closely to support our marketing functions. Our technical sales team is essentially part of our product and technology development teams, with personnel supporting each pitch on an ad-hoc basis. They work closely with potential clients to identify the needs, provide suggested solutions and showcase demo products to potential clients. The technical sales team is further supported by one sale support personnel, providing support services to our technical sales team in compiling pitch materials and providing technical onboarding and training for customers.

Our Revenue Model

We generate revenues through software development services, exhibition and conference services and hardware sales. For the years ended June 30, 2023 and June 30, 2022, we recognized approximately $1,671,351 and $1,296,377, respectively, in revenues, with the revenue streams from the three segments accounted for 98.6%, 1.4% and nil, respectively, for the year ended June 30, 2023, and 86.0%, 12.6%, and 1.2%, respectively, for the year ended June 30, 2022.

Competition

The market for IT services is highly competitive and we expect the competition to intensify. We believe that the principal factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing skills and price. Domestically, we face competition from the following major competitors: Eastfair Technology Company Limited, Shanghai Tonggao Information and Technology Company Limited, Shenzhen Jeez Technology Co Ltd., and Guangdong Cyberway Information and Technology Company Limited. Internationally, we face competition from the following major competitors: iChef Co., Ltd., Everywhere Limited, and Eats365 Inc. These competitors are all larger companies and possess a considerable market share in IT services industry. While compared with above competitors, as an IT business solution provider, we have been focusing on delivering consulting and solutions services to companies in the exhibition industry and property management industry.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to their success, and we rely on copyright, trademark and patent law in PRC, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect their proprietary rights.

The Company has registered 26 software copyrights with the Copyright Protection Center of China, the national copyright registration agency supervised by the National Copyright Administration of China, and our registered copyrights include our property management system, Youzhan cloud exhibitor integrated service system, Global buyer relationship marketing system and Youzhan cloud intelligent data analysis system.

Impacts of COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak reached almost every country, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies were also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

The negative impacts of the COVID-19 pandemic on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Temporary lockdown of business.    In response to the COVID-19 pandemic, PRC local government imposed restrictions on large-scale gathering activities in various places or imposed extra requirements on participants of such activities from time to time, which caused our PRC subsidiaries to close the offices for several times from October to November 2022, temporarily. Lockdown measures were employed in closed and control areas with reported COVID-19 cases. Starting from December 2022, the uncertainty and risk associated with China’s COVID-19 policies and lockdown restrictions have been significantly mitigated. The Chinese government unveiled a series of new COVID-related policies to loosen its zero-COVID policy and lifted the COVID prevention and control measures. However, the lasting impacts of these measures on economic recoveries, supply chains and consumer behaviors continue to disrupt our operations.

•        Limitations on our employees’ ability to work and travel.    Resulting from the implementation of significant governmental measures in the PRC, including lockdowns, closures, quarantines, and travel bans from time to time, intended to control the spread of COVID-19, although the restrictions have been lifted in China since December 2022, our employees’ ability to work and travel in the PRC was adversely affected and therefore the Company’s ability to manage day-to-day operations and service delivery was impaired. All of our Guangzhou employees were tested positive for COVID-19 in December 2022 and were given sick leaves ranging from 5 to 10 days, which disrupted production and increased costs.

•        Limitations on in-person business activities.    Customers temporarily closed their operations due to COVID-19 from time to time during 2020 to 2022 because of the significant governmental measures in the PRC. During this period, many major exhibitions and conferences that we provided exhibition and conference services were either cancelled or postponed, and offices and exhibition venues were closed. Although many businesses have reopened and more people travel and take on in-person meetings, the Company cannot reasonably predict when the business activities can be fully back to normal as to the level before the outbreak of COVID-19.

•        Extended collection time.    A few of our customers required additional time to pay us due to the negative business impact of the COVID-19 pandemic on them.

•        Reduction of customer’s spending.    The pandemic caused negative impact on the global economy, including the PRC, and severely interrupted our customers’ normal work and businesses, which negatively affected our customers’ spending and investment in their businesses and caused them to be more inclined to reduce expenditures and, in turn, affect our revenues and operational results. Although none of our customers has terminated their contracts with us to date, we cannot assure you that none will not due to the pandemic.

We have implemented the following measures and responses for the COVID-19 pandemic:

•        We ensure that we have available pandemic prevention materials (such as masks, gloves, hand sanitizers and cleaning products). We take necessary control measures according to governmental guidelines and regulations;

•        We take necessary control measures according to governmental guidelines and regulations;

•        We encourage our employees to get COVID-19 vaccinations, if they are deemed medically fit to do so;

•        When returning personnel arrive at the Company for the first time, we implement necessary quarantine and observation and restrict contact among employees.

The PRC government began to modify its responses to the COVID-19 pandemic in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. As of the date hereof, we have resumed normal operations. However, there remains significant uncertainties surrounding COVID-19, including the continued spread of existing and new variants of COVID-19, and its lasting effect on issues ranging from supply chains, consumer prices, to economic conditions. The extent to which it may continue to affect our results of operations may be difficult to predict, as the resulting disruptions on our operations may continue extending over a prolonged period.

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings.

We face various legal and operational risks associated with having substantially all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy.

The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless.

The operational risks associated with being based in and having operations in China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and discretion of the governmental authorities in China discussed in this prospectus are expected to apply to entities and businesses in mainland China, rather than to entities or businesses in Hong Kong which operate under different sets of laws from those of mainland China.

These risks are discussed in more details in the section titled “Risk Factors” beginning on page 22 of this prospectus.

Risks Related to Our Business and Industry. See “Risk Factors — Risks Related to Our Business and Industry” on page 22 of the prospectus.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        Our and our business partners’ business operations were adversely affected by the COVID-19 outbreak, but have benefitted from the significant easement of lockdown policies and rebound in economic activities. However, there is no assurance that such impact may continue post pandemic. See page 22 of this prospectus.

•        Our limited operating history subsidiaries may not be indicative of our future growth and may make it difficult to predict our future prospects, business and financial performance. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects. See page 23 of this prospectus.

•        The event and hospitality industry where we provide software development and other business solution services for our exhibition and conference customers are still recovering from the COVID-19 pandemic, whereas the renewable energy utility industry in which some of our customers operate is a new and evolving market that may not grow to the size or at the rate we expect. See page 23 of this prospectus.

•        The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on. See page 25 of this prospectus.

•        We might lose business to competitors that underbid us and might be unable to compete favorably in our highly competitive industry. We may also be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability. See page 26 of this prospectus.

•        Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations. See page 26 of this prospectus.

•        Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline. See page 26 of this prospectus.

•        We have a relatively small number of customers for our exhibition and conferencing services, the loss of which could reduce our revenues and significantly harm our business. For our software solution services, there are significant turnovers in our customers from one year to another. Failure to recruit new customers or expand our relationship with our existing customers may reduce our revenues and significantly harm our business as well. See page 27 of this prospectus.

•        The success of our technology is essential to our livelihood, as issues like cyberattacks would cause significant disruptions to our operations or our customers’ businesses, which may lead to claims against us, and lead to reductions in our profits. See page 28 of this prospectus.

•        We may not be able to prevent others from unauthorized use of our intellectual property, or we may subject to intellectual property claims or litigations against us. In either cases, our operations or financial results may be significantly impacted. See page 30 of this prospectus.

•        We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business. See page 31 of this prospectus.

•        Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. See page 32 of this prospectus.

Risks Relating to Doing Business in China. See “Risk Factors — Risks Related to Doing Business in China” on page 34 of the prospectus.

We operate through our subsidiaries in mainland China and substantially all of our operations are conducted in mainland China, so we face risks and uncertainties related to doing business in mainland China in general, including, but not limited to, the following:

•        Uncertainties with respect to the PRC legal system could have a material adverse effect on us. See page 36 of this prospectus.

•        The PRC government has significant authority to exert influence on our operations in mainland China. Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Ordinary Shares. See page 38 of this prospectus.

•        The PRC government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares. See page 38 of this prospectus.

•        CSRC and other PRC government agencies may exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permission to commence the sale of our securities, we will not commence the offering until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See page 36 of this prospectus.

•        We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner. See page 42 of this prospectus.

•        We may be liable for improper use or appropriation of personal information provided by our customers. See page 42 of this prospectus.

•        PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us. See page 44 of this prospectus.

•        Certain legal requirements shall be met for effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us or our management named in the prospectus based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited. See page 49 of this prospectus.

Risks Related to this Offering and Our Ordinary Shares. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares” on page 53 of the prospectus.

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Ordinary Shares and this offering, including, but not limited to, the following:

•        There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all. The price of the Ordinary Shares and other terms of this offering have been determined by us along with our underwriters. See page 53 of this prospectus.

•        A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline. See page 53 of this prospectus.

•        The effective public float of our Ordinary Shares may be smaller than anticipated and the price of our Ordinary Shares may be volatile. See page 54 of this prospectus.

•        The HFCA Act and the AHFCAA passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor. See page 54 of this prospectus.

•        Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our ordinary shares. See page 56 of this prospectus.

•        As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders”. See page 56 of this prospectus.

•        We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer. However, we may lose such status in the future and additional cost may incur. See page 57 of this prospectus.

•        We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002. See page 57 of this prospectus.

•        Our corporate structure, together with applicable law, may impede shareholders from asserting claims against us and our principals. See page 58 of this prospectus.

•        If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us. See page 59 of this prospectus.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares. See page 60 of this prospectus.

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China (the “PRC Company Law”), which was amended and promulgated by the SCNPC on October 26, 2018 and came into effect on the same day. Foreign invested enterprises (“FIEs”) must also comply with the PRC Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this prospectus, 100% of the equity interests of Guangzhou Sanyi Network and Guangzhou 3E Network are held by HK 3e Network, and 100% of the equity interests of HK 3e Network are held by BVI 3e Holdings. Therefore, each of our subsidiaries should be regarded as a foreign-invested enterprise and comply with both the PRC Company Law and other applicable foreign investment laws.

Increase of Authorized Shares and Forward Stock Split

2023 Forward Split

On [•], 2023, Company filed [Amended and Restated Memorandum and Articles of Association] (“Amended and Restated Articles”) with the Registrar of Corporate Affairs to increase our authorized shares from [•] Ordinary Shares, par value of $[•] per share, to [•] Ordinary Shares, par value of $[•] per share and effectuated a forward split of all issued and outstanding shares at a ratio of [•]-for-[•].

Recent Regulatory Development in PRC

We are a holding company incorporated in the BVI with all of our operations conducted by the operating entities in mainland China and Hong Kong. We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border law-enforcement and judicial cooperation, enhance supervision over China-based companies listed overseas, and establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on December 28, 2021, the CAC adopted an amended Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, online platform operators holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. We believe that we may not be subject to the cybersecurity review by the CAC, pursuant to the Cybersecurity Review Measures and the Data Security Management Regulations Draft (if it becomes effective as it is currently published), given that: (i) we presently maintain fewer than one (1) million individual customers in our business operations as of the date of this prospectus; and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities.

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on PRC subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. We believe that Guangzhou Sanyi Network and Guangzhou 3E Network are not required to obtain regulatory approval for this offering of our Ordinary Shares to foreign investors from the ACA, or to pass cybersecurity review of the CAC. However, if there is significant change to the applicable laws, regulations, or interpretations change, and that our PRC subsidiaries are required to obtain such approval in the future, and that our PRC subsidiaries do not receive or maintain the approvals or is denied permission from the PRC authorities, we will not be able to list our Ordinary Shares on U.S. exchange, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Ordinary Shares.

Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Administrative Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering. However, as the Trial Administrative Measures was newly published, the implementation and interpretation thereof is subject to change, and it remains unclear on how they will affect this offering and future financing. If we are required by the Trial Administrative Measures to submit to the CRSC and complete the filing procedures of this offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure by us to comply with such filing requirements under the Trial Administrative Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities. On February 24, 2023, the CSRC revised the Archives Rules and the revised Archives Rules came into effect together with the Trial Measures on March 31, 2023. The revised Archives Rules will expand their application to cover indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If the CAC, CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly affect our ability to offer or continue to offer securities to our investors on a U.S. or any other foreign exchanges. The CAC, CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our Ordinary Shares.

See “Risk Factors — Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, the PRC government may exert more oversight over overseas public offerings conducted by China-based issuers, which could significantly affect our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to decline or become worthless.” on page 37 and “— Risks Related to this Offering and Our Ordinary Shares — Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Ordinary Shares” on page 41 of this prospectus.

Implications of the Holding Foreign Companies Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the AHFCAA, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. If our auditor cannot be inspected by the PCAOB for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued the Determination Report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the Statement of Protocol was signed by the PCAOB, the CSRC and the MOF governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Our current auditor, HTL, an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis.

Our auditor is not identified in the report issued by the PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulatory agencies that does not permit HTL to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the AHFCAA, passed by the U.S. Senate on June 22, 2021, is signed into law, and this ultimately could result in our Ordinary Shares being delisted by the exchange. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Further, we cannot assure you whether Nasdaq or regulatory agencies would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to this offering and Our Ordinary Shares — The HFCA Act and the AHFCAA passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.” on page 54 of this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Controlled Company

Prior to the completion of this offering, and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of 3e Network, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

For so as 3e Network is a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of 3e Network’s board of directors must be independent directors;

•        an exemption from the rule that the compensation of 3e Network’s chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that 3e Network’s director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least one year after the offering, we may elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders”.

Implications of Being a Foreign Private Issuer

We are incorporated in the BVI, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(I) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

•        we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our Corporate Information

Our principal executive office is located at B046 of Room 801, 11 Sixing Street, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC, and our telephone number is 8620-34329249. Our registered office in the BVI is at Vistra Corporate Service Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. We maintain a website at www.youlinyun.cn.

Notes on Prospectus Presentation

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts and certain S$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended June 30, 2022	For the Year Ended June 30, 2021
Period Ended RMB: USD exchange rate	6.4554	6.4566
Period Average RMB: USD exchange rate	6.6981	6.6221

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For clarification, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Shu Sang Law,” even though, in Chinese, his name is presented as “Law Shu Sang.”

We have relied on statistics provided by a variety of publicly-available sources regarding expectations of growth of Hong Kong and China. Some market data and statistical information contained in this prospectus are based on management’s estimates and calculations, which are derived from our review and interpretation of the sources listed above, our internal research and our knowledge of software industries in Hong Kong and China. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

THE OFFERING

Ordinary Shares offered by us	[•] Ordinary Shares
Price per Ordinary Share	Between $[•] and $[•] per Ordinary Share
Ordinary Shares outstanding prior to completion of this offering	[•] Ordinary Shares
Ordinary Shares outstanding immediately after this offering	[•] Ordinary Shares
Transfer Agent	TranShare Corporation, with its offices located at 17755 US Highway 19 N. Suite 140, Clearwater, FL 33764.
Listing	We will apply to have our Ordinary Shares listed on Nasdaq Capital Market.
Nasdaq Capital Market symbol	EEET
Use of proceeds

We intend to use 40% of the proceeds from this offering to expand our current businesses, 30% to provide for our general working capital, 20% to support our research & development, and 10% to support talent development & management. See “Use of Proceeds” for more information.

Lock-up

We and all of our directors and officers and certain shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [•] days after the effective date of this registration statement. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors

The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 22 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income for the years ended June 30, 2023 and 2022 and the summary consolidated balance sheets as of June 30, 2023 and 2022 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income for the years ended June 30, 2023 and 2022:

	For the year ended June 30,
	2023	2022
	(US$’000)	(US$’000)
Revenues	1,671	1,296
Cost of revenues	400	424
Gross profit	1,271	873
Operating expenses	208	386
Income from operations	1,063	487
Other income, net	8	1
Income before income tax expense	1,071	488
Income tax expenses	(75)	(49)
Net income	996	439
Other comprehensive income
Foreign currency translation loss	(98)	(24)
Total comprehensive income	898	415
	As of June 30,
	2023	2022
	(US$’000)	(US$’000)
Assets
Current assets	947	983
Non-current assets	1,062	811
Total assets	2,009	1,794

Liabilities and equity
Current liabilities	261	1,091
Non-current liabilities	552	405
Total liabilities	813	1,496
Total shareholders’ equity	1,196	298
Total Liabilities and shareholders’ equity	2,009	1,794

The accompanying notes are an integral part of these consolidated financial statements.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our and our business partners’ business operations were adversely affected by the COVID-19 outbreak, but have benefitted from the significant easement of lockdown policies and rebound in economic activities. However, there is no assurance that such impact may continue post pandemic.

The COVID-19 pandemic has caused lockdowns, travel restrictions, and closures of businesses. The current COVID-19 pandemic has already adversely affected our business operations. The growth of many industries where our customers operate in China was interrupted by the lockdowns and restrictive policies adopted in response to the COVID-19 pandemic, especially in 2021 and 2022.

The intermittent lockdowns and restrictive policies in 2022 caused by the COVID-19 pandemic adversely affected our business operations. Some industries where our customers operate, particularly the exhibition and conferencing sectors, witnessed significant slowdown in economic activities and significant loss in demand for our products and services during 2020 to 2022. In addition, other sectors that we serve also saw significant economic downturns, including property management. For the year ended June 30, 2022, our sales fell by 40.1% when compared with the previous year (based on management account of the year ended June 30, 2021). Operations rebounded for the year ended June 30, 2023 and our sales increased by 28.9% when compared with 2022.

In addition, our business also faced significant operational challenges, where lockdowns and restrictive policies left our offices closed from time to time. To address these challenges and uncertainties, during the height of the pandemic, all of our employees were occasionally asked to work from home. As a result, our financial performance was significantly impacted with a decline in product sales declined and operational costs increases during 2020 to 2022.

However, in December 2022, the Chinese government unveiled a series of new COVID-related policies to loosen its zero-COVID policy, and lifted the existing prevention and control measures that were in place for the COVID-19 pandemic. On December 26, 2022, China’s National Health Commission (“NHC”) announced that the COVID-19 infections will not be subject to the prevention and control measures of a Class A infectious disease, which means that COVID-19 infections will no longer be included in the administration of quarantinable infectious diseases. Starting from January 8, 2023, among other changes, China will no longer conduct nucleic acid tests and centralized quarantine for all inbound travelers, and measures to control the number of international passenger flights will be lifted. However, it is uncertain how long it would take for social and business activities in China to return to a pre-pandemic level. Based on the latest policies and developments, we expect our operational and financial performance to gradually improve and stabilize in the second half of 2023.

Nevertheless, there remains significant uncertainties surrounding COVID-19, including the continued spread of existing and new variants of COVID-19, and its lasting effect on issues ranging from supply chains, consumer prices, to economic conditions. The extent to which it may continue to affect our results of operations may be difficult to predict, as the resulting disruptions on our operations may continue extending over a prolonged period.

Our limited operating history subsidiaries may not be indicative of our future growth and may make it difficult to predict our future prospects, business and financial performance. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have a relatively short operating history, with significant but uneven growth, interrupted by significant disruptions of the COVID-19 pandemic. Our revenues declined from $2,164,119 in the year ended June 30, 2021 based on management account to $1,296,377 in the year ended June 30, 2022, but rebounded to $1,671,351 in the year ended June 30, 2023. However, our short operating history may not serve as an adequate basis for evaluating our prospects and future operating results, including, but not limited to, key operating data, net revenue, cash flows and operating margins. In addition, our growth was significantly interrupted by the COVID-19 pandemic, lockdown policies and the impact on the PRC’s economic outputs and industrial activities. As a result, you may not be able to fully discern the market dynamics and headwinds that we are subject to and to assess our business prospects.

In addition, to adapt to various economic, operational and regulatory challenges, our business strategies and product and service offerings have also experienced significant shifts during the COVID-19 pandemic. As some industrial and economic norms and patterns have changed whereas others may not last, we may need to continue to adjust our business strategies and product and service offerings in the near term. Failure to anticipate future changes or adequately adapt to such changes may impact our operations, financial performances and long-term success.

More generally, we have encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to our ability to adapt to the industry, to maintain and monetize our customer base, to introduce new offerings and services and to maintain consistent business growth. If we are unable to successfully address these risks, challenges and uncertainties, our business, financial conditions and results of operations could be materially and adversely affected.

We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

•        recruiting, training, developing and retaining sufficient IT talents and management personnel;

•        creating and capitalizing upon economies of scale;

•        managing a larger number of customers in a greater number of industries and locations;

•        maintaining effective oversight of personnel and offices;

•        coordinating work among offices and project teams and maintaining high resource utilization rates;

•        integrating new management personnel and expanded operations while preserving our culture and core values;

•        developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

•        adhering to and further improving our high quality and process execution standards and maintaining high levels of customer satisfaction.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, results of operations and financial conditions could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

The event and hospitality industry where we provide software development and other business solution services for our exhibition and conference customers are still recovering from the COVID-19 pandemic.

Our Exhibition and Conference Service Portfolio business constituted approximately 1.4% and 12.6% of total revenues for year ended June 30, 2023 and June 30, 2022, respectively. Our business is sensitive to adverse trends in the event and hospitality industry, including declines or disruptions in the demand for events, exhibitions and conferences, like those due to economic downturns, natural disasters, geopolitical upheaval and global pandemic (such as the global COVID-19 pandemic), and discretionary consumer and corporate spending. Any decline in attendance at or reduction in the number of events, as well as any restrictions on the hospitality industry to host events, has had and is expected to continue to have an adverse effect on our revenue and operating income would adversely affect our business, results of operations and financial conditions.

The event and hospitality industry has suffered significant loss during the past three years, and have yet to fully recover from the COVID-19 pandemic. As a result of the COVID-19 pandemic, many in-person conferences scheduled for 2020 beginning in late February/early March 2020 were cancelled. The industry began holding virtual conferences during the second half of 2020. These virtual conferences resulted in significantly less revenue and gross contribution. Some of our customers have re-launched in-person destination conferences during the second quarter of 2022 and expect to focus on in-person destination conferences in future periods as conditions permit. Although many of our customers have returned to offering some in-person conferences, our revenues may continue to be negatively impacted if in-person conferences are not permitted to be held in the jurisdictions of the conference venues, if local policies prohibit or restrict business travel or if there are public health concerns for attendees, exhibitors or conference employees.

As the event and hospitality industry depends largely on the ability and willingness of people, whether exhibitors, event attendees, tourists, or others, to travel, factors adversely affecting the travel industry, and particularly the airline and hotel industries, generally also adversely affect our and our customers’ business and results of operations. Factors that could adversely affect the travel industry include high or rising fuel prices, levels of consumer discretionary or corporate marketing spending, increased security and passport requirements, weather conditions, health epidemics, pandemics and endemics, airline accidents, acts of terrorism, and international political instability and hostilities. For example, the COVID-19 pandemic and social distancing orders resulted in severe global travel restrictions, closure or reduction in capacity of event venues, hotels, attractions and other operations, and reluctance of customers to travel. These circumstances had severe effects on our business. A decline in travel-related consumer discretionary or corporate marketing spend, or the occurrence of other pandemic or geopolitical events or hostilities that affect the availability and pricing of air travel and accommodations, could materially and adversely affect our business and results of operations.

Broader changes in the commercial and residential real estate industry have limited our growth in the property management software space.

The COVID-19 pandemic has adversely impacted residents’ and commercial tenants’ ability or willingness to fully meet their obligations to our customers in the property management industry, which, in turn, may adversely impact our customers’ ability or willingness to meet their obligations to us or may cause them to otherwise seek modifications to their obligations to us. Delays or failures by government entities in extending economic stimulus and support programs designed to assist individuals and businesses, or delays or failures in modifying such programs to successfully mitigate the hardships caused by the pandemic, could adversely impact residents and businesses who rely upon these programs, and their ability or willingness to meet their obligations to our customers. The impact of any such developments could result in increases in uncollectible receivables or delays in payment to us by our customers. These conditions could also adversely affect the rate of overall technology spending and influence the timing of our customers’ and prospective customers’ technology purchasing and implementation decisions, which could adversely affect their ability or willingness to purchase our solutions, delay purchasing decisions, reduce the value or duration of subscriptions, negatively affect our renewal rates and churn, negatively affect certain of our products associated with leasing velocity such as but not limited to screening, renters insurance, and payments, or result in a decrease in the number of end users of our solutions or the transactions performed using our solutions, any of which could adversely affect our operating results and financial condition on a short-term or longer-term basis.

Many of our customers and vendors have been working and continue to work remotely, which may delay the timing of orders, implementations, or deliveries. The lasting disruptions to our operations caused by the COVID-19 pandemic may result in inefficiencies, delays and additional costs in our product development, sales, marketing and customer service efforts that we cannot fully mitigate due to the current economic conditions or other unpredictable aspects of the pandemic on our customers.

The renewable energy utility industry in which our customers operate is a new and evolving market, which may not grow to the size or at the rate we expect.

We have recently entered the renewable energy utility market where we provide software and IT solutions for solar farms and other renewable energy utility systems. The renewable energy industry is a new and rapidly growing market opportunity. We believe the renewable energy industry will continue still take several years to fully develop and mature, but we cannot be certain that the market will grow to the size or at the rate that we expect. Any future growth of the renewable energy market depends on many factors beyond our control, including recognition and acceptance of the solar service market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives. Our business might be adversely affected should the markets for solar energy not develop to the size or at the rate we expect, or should our customers not experience the kind of growth we anticipate and rely on for our business development.

In particular, solar energy has yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits, and other incentives from central and local governments in China. If this support diminishes materially, our ability to attract customers for our products and services could be adversely affected. Growth in residential solar energy also depends on dynamic macroeconomic conditions, retail prices of electricity and customer preferences. Declining macroeconomic conditions, including labor markets and residential real estate markets, could contribute to instability and uncertainty among customers and impact their financial ability or interest in entering into long-term contracts, even if such contracts would generate immediate and long-term savings. It also remains prohibitively expensive for new market participants to enter the industry.

Market prices of retail electricity generated by utilities or other energy sources also could decline for a variety of reasons. Any such declines in macroeconomic conditions, changes in retail prices of electricity or changes in customer preferences would adversely impact our business opportunities.

The reduction, elimination or expiration of government subsidies and economic incentives for solar energy systems could reduce the demand for our products and services.

National and local government bodies and utilities in China provide incentives to end-users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These incentives enable our customers to lower the price they charge for solar energy systems, but might expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase and often occur without warning. Applicable authorities might also adjust or decrease incentives or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially reduce our customers’ profit margin, increase the comparative costs of our products, and disincentivize further development of our customers’ operations, resulting in a significant reduction in demand for our products, which would negatively impact our business.

Existing regulations, and changes to such regulations, might present technical, regulatory and economic barriers to the installation of solar energy systems, which may significantly reduce demand for our solar energy systems.

The installation of solar energy systems is subject to oversight and regulation under local ordinances; building, zoning and fire codes; utility interconnection requirements for metering; and other rules and regulations. Certain jurisdictions may have ordinances that prevent or increase the cost of installation of our solar energy systems. New government regulations or utility policies pertaining to the installation of solar energy systems are unpredictable and might result in significant additional expenses or delays, which could cause a significant reduction in demand for solar energy systems.

The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

The market for our services is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, and develop and offer new product and service lines to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Should we fail to adapt to the rapidly changing IT services market or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

We might lose business to competitors that underbid us and might be unable to compete favorably in our highly competitive industry.

Some of customers are government-related or state-owned enterprises (“SOEs”) with some project awarded through a competitive bidding process in which price is the determining factor, and we compete against multiple competitors in many of the markets in which we operate. Some of our competitors are larger than us and are vertically integrated, and competitors larger than us may be able to better exploit economies of scale to receive higher discounts or rebates. An increase in competition may result in decreases in new project awards to us at acceptable profit margins, and adversely impact our financial condition, results of operations or liquidity.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

The IT industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and technologies and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services.

Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

The IT services industry is particularly sensitive to the economic environment, either in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial conditions and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our customers operate. During an economic downturn, our customers may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The recent global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our customers. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.

The IT services industry relies on skilled personnel, and our success significantly depends on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our customers. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us and cause a significant increase in our attrition rate, which could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new personnel successfully could have a material adverse effect on our business, financial conditions and results of operations. Failure to retain our key personnel on customer projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our customer contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. We currently do not maintain key-man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees is or are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keeps a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China in light of the uncertainties with China’s legal system.

Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.

Our most significant costs are the salaries and other compensation expenses for our professionals and other employees. Wage costs for professionals in China are lower than those in more developed countries and India. However, because of rapid economic growth, increased productivity levels, and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a faster rate than in the past. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce our competitive advantage unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. In addition, any appreciation in the value of the Renminbi relative to U.S. dollar and other foreign currencies will cause an increase in the relative wage levels in China, which could further reduce our competitive advantage and adversely impact our profit margin.

We have a relatively small number of customers for our exhibition and conferencing services, the loss of which could reduce our revenues and significantly harm our business. For our software solution services, there are significant turnovers in our customers from one year to another. Failure to recruit new customers, expand our relationship with our existing customers or expand to new product categories may reduce our revenues and significantly harm our business as well.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For example, for the year ended June 30, 2022, Orient Aim Limited accounts for 40.39% or $523,593 of our revenue, Excel Value Limited accounts for 26.29% or $340,800 of our revenue, MKH Concept Enterprise accounts for 15.62% or $202,504 of our revenue, and the Bureau for the Organization of the China International Small and Medium Enterprises Fair (CISMEF) for 10.61% or $137,547 of our revenue. For the year ended June 30, 2023, Guangdong Yangshuo Yunwei Energy Technology Co. Ltd. accounts for 23.12% or $386,421 of our revenue, Juyue Zaishou (Hainan) Investment Co. Ltd. accounts for 11.19% or $186,954 of our revenue, Canton Fair Advertising Co. Ltd. accounts for 10.15% or $169,610 of our revenue, Innovation Global Financial Group Ltd. accounts for 12.14% or $202,959 of our revenue and Guangdong Shiny Technology Co. Ltd. for 15.08% or $252,075 of our revenue. Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive IT business solution provider, and we do not have long-term commitments from any of our customers to purchase our services. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. A number of factors other than our performance could also cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, customers’ decision to switch to another service provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major customers could adversely affect our financial conditions and results of operations.

For our other business lines, our software customer base tends to vary from one year to another, as each purchase agreement tends to be a one-off event with few repeat customers. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time.

We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Revenues from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing customers by identifying and selling additional services to them, and to expand into new product categories and offerings to broaden our market access and appeal. However, there is no assurance that we will be able to develop new product categories and offerings on an ongoing and regular basis. Our ability to attract new customers, as well as our ability to grow revenues from existing customers, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new customers or to grow revenues from our existing customers in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for work performed. As of June 30, 2023, our accounts receivable balance, net of allowance, amounted to approximately $875,281. For the year ended June 30, 2023, no allowance of doubtful accounts was provided for the Company’s total accounts receivable balance. For the year ended June 30, 2022, $51,597 or 5.5% of the Company’s total accounts receivable balance were provided as allowance of doubtful accounts. Since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

A significant portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A significant portion of our income is generated, and will in the future continue to be generated, from fees we receive for our projects with a fixed price. For the years ended June 30, 2022 and 2023, all of our income was generated from fees its received for projects with a fixed price. Our projects often involve complex technologies, entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers, and must be completed within compressed timeframes and meet customer requirements that are subject to change and increasingly stringent. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial conditions could be adversely affected.

If we cause disruptions to our customers’ businesses or provide inadequate service, our customers may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If our professionals make errors in the course of delivering services to our customers or fail to consistently meet service requirements of a customer, these errors or failures could disrupt the customer’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our customers’ businesses. Any failure in a customer’s system or breach of security relating to the services we provide to the customer could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our customers, have a negative impact on our reputation, cause us to lose customers, reduce our revenues and harm our business.

Under our contracts with our customers, our liability for breach of our obligations is in some cases limited to a certain percentage of contract price. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our customers, are generally not limited under our contracts. We currently do not have commercial general or public liability insurance. The successful assertion of one or more large claims against us could have a material adverse effect on our business, reputation, results of operations, financial conditions and cash flows. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

The proper functioning of technology use is essential to our business, and any difficulty experienced by such system would materially and adversely affect us.

The products and services offered by us may not continue to be supported by third-party service providers on commercially reasonable terms or at all. Moreover, we may be subject to claims by third parties who maintain that the technology of the service providers of us infringes the third party’s intellectual property rights. Although the agreements between us and their third-party service providers often contain indemnities in favor of us with respect to these eventualities, we may not be indemnified for these claims or these entities may not be successful in obtaining indemnification to which they are entitled.

To the extent that the technologies and systems that we use to manage the daily operations of their business malfunction, these entities’ ability to operate their business, retain existing customers and attract new customers may be impaired. We may not be able to attract and retain sufficiently skilled and experienced professionals to operate and maintain these technologies and systems, and their current service offerings may not continue to be, and new service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. In addition, any harm to the personal computers or other devices owned by the customers of us caused by the software owned by these entities, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the customer experience and our reputation.

We need to invest heavily on our technology in order to sustain or grow our business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. On one hand, the ongoing investment in technology may not generate the expected level of returns; on the other hand, any failure of us to adopt new technologies to adapt to such changing environment may materially and adversely impact our business.

Cyber-attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and customers for day-to-day business operations, as well as our hosting of data and service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure of data, breaches of privacy or security, reputational and customer loss, and legal, regulatory and contractual obligations upon us that may directly impact us and our relationships with our customers and partners.

Given the rise of connected devices, transition to cloud and use of other emerging technologies, the impact of threats continues to increase while the threat attack area is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, malware, fraud, leakage, misuse/loss/tampering of personal and business data, denial of services exploiting weakness in the systems or programs, errors, omissions, deliberate or accidental act of our employees or former employees, partners, third-party business providers or other stakeholders both internal and external are on the rise. Our internal security controls may not be able to keep pace with these evolving and intensifying threats.

Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of confidential customer data could expose us, our customers or the affected parties to a risk of loss or misuse of this information. We could be subject to termination of contracts for non-compliance with our customer’s information security policies and procedures. If additional safeguards are required to comply with laws relating to privacy, security and data protection, our costs could increase further, which would negatively affect our results of operations. Unauthorized disclosure of sensitive or confidential customer data, whether through breach of our computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could damage our reputation and cause us to lose customers.

In response to COVID-19, all of our employees have occasionally been asked to work from home while various security control mechanisms are deployed and periodically re-enforced, these security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence, hosted both in the cloud and on premises, and work from home arrangements. Our service delivery and operations are aligned to various industry, geographical and regional regulations, privacy, security, reporting, data localization, standards and legal requirements which are continuously evolving and changing, mandating us to enforce required security and privacy controls and frameworks.

Our property management company clients and the residents in the properties they manage use WeChat, a third-party social media platform, or WeChat mini program, a sub-application on the platform, for accessing the property management systems that we develop. If services of WeChat are limited, restricted, curtailed or degraded in any way or become unavailable for any reason, the access of our clients or the residents may be significantly impacted, as a result of which our business may be materially and adversely affected.

We have help our property management clients to set up and integrate their property management systems with WeChat or WeChat mini programs to offer more convenient user experiences to the residents in their properties. We often design and integrate many of the service modules within the property management systems with WeChat, as it is one of the most popular App in the PRC. However, neither we or our clients have control over the operations or accessibilities of WeChat and WeChat mini program. WeChat or WeChat mini programs is not available, we could help our clients set up a webpage-based log-in interfaces for our clients and residents to access the property management system. Although we can create separate log-in profiles and interfaces for our clients and residents to access the WeChat-linked services via a separate web portal, or we can even create a separate set of web portals or webpage-based log-in interfaces for our clients to manage for certain services not linked to the WeChat mini programs, WeChat or WeChat mini-program offers convenience and better user experience, and are much more accessible to residents. In addition, in some cases, we have set up payment functions for property management companies to request utility or service fee payments from residents or to set up community e-store for selling certain food, drink or other items. Such transactions are often conducted through WeChat Pay, the mobile payment and digital wallet services offered by Tencent on WeChat. Any disruptions to WeChat’s accessibility will significant curtail our clients and the residents’ access to WeChat Pay. If services or access to WeChat are limited, restricted, curtailed or degraded in any way or become unavailable for any reason or for extended periods of time, our business may be significantly impacted.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.

We rely on a combination of copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect our trade secrets and other proprietary information, employees, customers, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. We typically indemnify customers who purchase our services and solutions against potential infringement of intellectual property rights underlying our services and solutions, which subjects us to the risk of indemnification claims. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our products and services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations and the proceeds from this offering should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•        investors’ perception of, and demand for, securities of technology services outsourcing companies;

•        conditions of the U.S. and other capital markets in which we may seek to raise funds;

•        our future results of operations and financial condition;

•        PRC government regulation of foreign investment in China;

•        economic, political and other conditions in China; and

•        PRC government policies relating to the borrowing and remittance outside China of foreign currency.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

Our customers’ business operations are subject to certain rules and regulations in China or elsewhere. Our customers may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our customers and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, which could have a material adverse effect on our business and results of operations.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our customers and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our customers for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our customers to terminate their contracts with us. We currently do not have insurance against business interruptions.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollar we receive from our offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollar for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar, although the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

We may face difficulties in providing end-to-end business solutions for our customers that could cause customers to discontinue their work with us, which, in turn, could impact our business.

As we have increased the breadth of our service offerings, we have engaged in larger and more complex projects with our customers. This requires us to establish closer relationships with our customers and potentially with other technology service providers and vendors and to have a more thorough understanding of our customers’ operations. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand and successfully implement our customers’ requirements, the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our customers could result in termination of customer contracts, reputational harm and/or imposition of penalties or the payment of damages. This may further damage our business by affecting our ability to compete for new contracts with current and prospective customers. Additionally, we may experience financial losses in contracts which are linked to our customers’ future business outcomes or based on assumptions which are not realized. We may also be subject to loss of customers due to dependence on alliance partners, subcontractors or third-party product vendors. In projects where we own the end-to-end delivery, we may incur penalties on work performed by our alliance partners, subcontractors or third-party product vendors if they do not meet contractual performance thresholds.

Larger projects may involve multiple engagements or stages, and there is a risk that a customer may choose not to retain us for subsequent stages or may cancel or delay subsequent planned engagements. Further, we may not be able to sell additional services to existing customers. We may also experience terminations, cancellations or delays as a result of the business or financial conditions of our customers or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

Our insurance coverage may be inadequate to protect us against losses.

Although we maintain professional liability insurance and property insurance coverage for certain of our facilities and equipment, we do not have any loss of data or business interruption insurance coverage for our operations. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our board of directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under BVI law, we may only pay dividends provided that the directors of the Company are satisfied on reasonable grounds that immediately after the dividend the Company will pass the solvency test set out in section 56 of the BVI Act i.e. the value of the company’s assets exceeds its liabilities and (ii) the company is able to pay its debts as they fall due; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Invasion of Ukraine could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which, in turn, is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operations or business in Russia or Ukraine, however, we may be potentially indirectly adversely impacted any significant disruption it has caused and may continue to escalate. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Doing Business in China

Because substantially all of our operations are in China, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may exercise oversight and discretion over the conduct of our business and our operations may be affected by evolving regulatory policies, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in the PRC, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government has the power to exercise oversight and discretion over the conduct of our business, and the regulations to which we are subject may change. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        Delay or impede our development,

•        Result in negative publicity or increase our operating costs,

•        Require significant management time and attention, and

•        Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial conditions and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares.

Furthermore, if the PRC government determines that our corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Ordinary Shares may decline significantly in value or become worthless if the determinations, changes or interpretations result in impermissibility of our corporate structure and our inability to assert control over the assets of our PRC subsidiaries that accordingly conduct all or substantially all of our operations.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. Given recent statements by the PRC government indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly affect our ability to offer or continue to offer securities to investors and cause the value of such securities to decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measure or actions may have material adverse effects on the offering of our securities to investors, our proposed listing in the U.S. or our business operation, for example in the event that it is required that we should obtain permission from the PRC government to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could significantly affect our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to decline or become worthless. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory agencies in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On November 14, 2021, the CAC released the draft Data Security Management Regulations to solicit public opinion and comments. Pursuant to the draft Data Security Management Regulations, data processor holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the Cybersecurity Review Measures, which were promulgated on December 28, 2021 and became effective on February 15, 2022 to replace the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures are new, the implementation and interpretation thereof are not yet clear. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for approval for this offering.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

We are subject to the laws and regulations of the PRC, which can change quickly with little advance notice and differ in material aspects from the laws of the United States.

The interpretation and application of PRC laws and regulations may change quickly with little advance notice, which include, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may evolve, and their official interpretation and enforcement could be unpredictable. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. We conduct our business primarily through our subsidiaries established in China.

Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules is subject to change, which may limit legal protections available to us. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries and the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effects. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies that could adversely affect our industry, thus our financial conditions and results of operations are subject to changes.

Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, the PRC government may exert more oversight over overseas public offerings conducted by China-based issuers, which could significantly affect our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to decline or become worthless.

On August 8, 2006, six Chinese regulatory agencies, including the MOFCOM, jointly issued the M&A Rules, which became effective on September 8, 2006 and amended June 22, 2009. The M&A Rules contain provisions that require that an offshore SPV formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. We believe that the CSRC approval under the M&A Rules is not required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of this offering. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and the opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to overseas listing of SPVs like the Company. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

Notwithstanding the foregoing, on February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event. Pursuant to the New Administrative Rules Regarding Overseas Listings and the Notice on the Arrangement for Filing-based Administration of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, we are required to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering. Any delay or failure by us to comply with such filing requirements under the New Administrative Rules Regarding Overseas Listings may materially delay the progress of the offering of our Ordinary Shares, or even completely hinder our ability to offer or continue to offer our Ordinary Shares if we fail to receive clearance of such filing requirements.

Under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions. If we are required to file with the CSRC in accordance with the New Administrative Rules Regarding Overseas Listings, there is also the possibility that we may not be able to complete the filing in a timely manner or at all. Further, if any PRC regulatory approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the regulatory approval in the future, we may face regulatory actions or other sanctions from the relevant Chinese regulatory agencies. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may significantly affect our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial conditions and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

The PRC government has significant authority to exert influence on our operations in mainland China. Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Ordinary Shares.

The PRC government has significant authority to exert influence on our operations in mainland China. Therefore, uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer our Ordinary Shares, result in a material adverse effect on our business operations, and damage our reputation, which might further cause our Ordinary Shares to significantly decline in value or become worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

The economic, political and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our future products in the Chinese market and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

•        changes in political or social conditions of the PRC;

•        changes in laws, regulations, and administrative directives or the interpretation thereof;

•        measures which may be introduced to control inflation or deflation; and

•        changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various PRC government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. Companies in China engaging in systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities. If, and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review (2021) further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Data Security Management Regulations Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Management Regulations Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Data Security Management Regulations Draft was December 13, 2021. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, or the Measures, which became effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Measures stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

We believe that we are in compliance with the current data security, cybersecurity, and other regulations and policies issued by the CAC, and we have not received any inquiry, notice, warning, or sanctions from the CAC or other PRC governmental authorities for violation of those regulations or policies to date. However, since many of those regulations or policies are relatively new, there remains significant uncertainty as to their interpretation and implementation. If PRC governmental authorities interpret or implement those regulations or policies in a way different from us and conclude that there are violations by us in the future, or new laws, regulations, rules, or detailed implementation and interpretation are adopted that result in noncompliance by us, we may be subject to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position, operations and the value of our Ordinary Shares. As of the date of this prospectus, we have not received any notice from any authorities identifying our PRC subsidiaries as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our proposed listing in the U.S. will not be affected by the Cybersecurity Review Measures, Data Security Management Regulations Draft or the Measures, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for this offering, because our business does not rely on the collection of user data or implicate cybersecurity and we do not possess more than one million users’ individual information. There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

The interpretation and implementation of Cybersecurity Law may be subject to change, which may affect our business operations accordingly.

On July 1, 2015, the SCNPC issued the new National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard its sovereignty, security and cybersecurity development interests, and that the government shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On November 7, 2016, the SCNPC issued the Cybersecurity Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cybersecurity Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also imposes a broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government.

On July 30, 2021, the State Council of the People’s Republic of China issued the Regulations on Security Protection of Critical Information Infrastructures, which came into effect on September 1, 2021. The Regulations on Security Protection of Critical Information Infrastructures provides that “critical information infrastructure” shall be identified by the “protection work departments” (the competent departments and supervision and administration departments of the important industries and fields, such as public communication and information service, energy, transportation, water resources, finance, public services, e-government affairs, science, technology and industry for national defence as well as other important network facilities and information system, etc. of which the destruction, loss of function and data divulgence may seriously endanger national security, people’s livelihood and public interests). A “protection work department” shall, in light of the actualities of the industry or field concerned, formulate the rules for identification of “critical information infrastructure” and submit the same to the public security department of the State Council for record-filing, and shall take the following factors into consideration in the rule formulating work: 1) Degree of importance of the network facilities and information system to the critical and core business of the industry or field concerned; 2) Extent of harm likely to be caused once the network facilities and information system, etc. are destroyed, lose functions or divulge data; and; 3) Correlation effect on other industries and fields. However, no official guidelines as to the scope of “critical information infrastructure” or identification rules of the “critical information infrastructure” of our industry or field have been formally issued.

We do not believe that we are an operator of “critical information infrastructure” as defined in the Cybersecurity Law and the Regulations on Security Protection of Critical Information Infrastructures. However, there is no assurance that we may not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and the ultimate interpretation and implementation of the Cybersecurity Law and the Regulations on Security Protection of Critical Information Infrastructures may be subject to change. If we are identified as an operator of “critical information infrastructure” accordingly, it could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Mainland China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick and, could have a material adverse effect on our business and the value of our Ordinary Shares.

Our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in mainland China. For example, as a result of recent proposed changes in the cybersecurity regulations in mainland China that would require certain Chinese technology firms to undergo a cybersecurity review before being allowed to list on foreign exchanges, this may have a material adverse effect on our business and the value of our Ordinary Share.

Mainland China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for target services and products depends, in large part, on economic conditions in mainland China. Any slowdown in mainland China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which, in turn, could reduce our net revenues.

Although mainland China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant influence over mainland China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick and could adversely affect the economy in mainland China and could have a material adverse effect on our business and the value of our Ordinary Shares.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Ordinary Shares may depreciate quickly. Mainland China’s social and political conditions may change and become unstable. Any sudden changes to mainland China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Regulation and censorship of information distribution over the Internet in mainland China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

Mainland China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the content on our website, mobile applications and WeChat mini-applications were deemed to violate any content restrictions by the PRC government, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial conditions and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or customers of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in mainland China.

We must remit the offering proceeds to mainland China before they may be used to benefit our business in mainland China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of this offering may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by our PRC subsidiaries are required to be registered with the SAFE or its local branches or satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macroeconomic policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in mainland China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with SAMR in its local branches, the MOFCOM in its local branches and registration with a local bank authorized by the SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Ordinary Shares.

U.S. regulatory agencies’ ability to conduct investigations or enforce rules in mainland China is limited.

All of our operations are conducted outside of the U.S. As a result, it may not be possible for the U.S. regulatory agencies to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside mainland China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. Mainland China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in mainland China of these judgments in relation to any matter, including U.S. securities laws and the laws of the BVI, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

In December 2009, the PRC State Administration of Taxation (“SAT”) issued the Announcement on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the SAT Circular 698, which became effective retroactively as of January 2008.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends the PRC’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises. Certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial conditions and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If any PRC shareholder who makes direct or indirect investments in offshore SPVs fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in mainland China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in mainland China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we cannot guarantee that all or any of those shareholders will complete the registration before the closing of this offering. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial conditions and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting all of our operations in mainland China through our subsidiaries established in mainland China and Hong Kong. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in mainland China.

Any loans to our wholly foreign-owned subsidiaries in mainland China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in mainland China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, it is worth noting that the way SAFE and competent banks carry out SAFE Circular 28 in practice is subject to change and continues to evolve.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in mainland China. As a result, our ability to provide prompt financial support to our PRC subsidiaries may be subject to change. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside mainland China. Under mainland China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not, at its discretion, take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of mainland China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of mainland China whose “de facto management bodies” are located in mainland China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in mainland China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the primary assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

If the PRC tax authorities determine that 3e Network is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25% and may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between mainland China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between mainland China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our BVI holding company, 3e Network, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Ordinary Shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise. Provided that our BVI holding company, 3e Network, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Ordinary Shares. However, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our Ordinary Shares under the circumstances mentioned above, the value of your investment in our Ordinary Shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between mainland China and other countries or areas. Any such tax may reduce the returns on your investment in our Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing fund, we are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial conditions and results of operations may be adversely affected.

Currently, certain of our affiliated entities are making contributions to the plans based on the basic salary of our employees which may not be adequate in strict compliance with the relevant regulations. As of the prospectus date, the accumulated impact in this regard was immaterial to our financial conditions and results of operations. We have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our current practice in this regard. As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and subject to penalties, and our business, financial conditions and results of operations will be adversely affected.

Enforcement of stricter labor laws and regulations may increase our labor costs as a result.

Mainland China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial conditions and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost-effective manner, thus our results of operations could be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial conditions and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”) that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. We expect that our labor costs, including wages and employee benefits, will continue to increase. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. We may also be subject to late fees and fines in relation to the under-withheld individual income tax. In any of such events, our business, financial conditions and results of operations could be materially and adversely affected.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Certain legal requirements shall be met for effecting service of legal process, enforcing foreign judgments or bringing original actions against us or our management named in the prospectus based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in mainland China may also be limited.

We are an BVI business company limited by shares incorporated under the laws of the BVI, we conduct substantially all of our operations in mainland China and the majority of our assets are located in mainland China. In addition, all of our senior executive officers reside within mainland China or Hong Kong for a significant portion of the time and many are PRC nationals. As a result, in order for our shareholders will be required to meet certain conditions under applicable PRC laws and regulations to effect service of process upon us or those persons inside mainland China. In addition, our PRC legal counsel has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside mainland China or otherwise with respect to foreign entities. Although the local authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory agencies of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory agencies in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulatory agencies and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See “Risk Factors — Risks Associated with This Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law” on page 50 of this prospectus for risks associated with investing in us as a BVI company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our Amended and Restated Articles of association, as amended, the BVI Business Companies Act (Revised Edition 2020) as amended, of the BVI, which we refer to as the BVI Act below, and the common law of the BVI. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of BVI business companies like us have no general rights under BVI law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our Amended and Restated Articles and register of mortgages and charges, and any resolutions passed by our shareholders at a general meeting). Under BVI law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our Amended and Restated Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong for our cash and financing requirements.

As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between 3e Network and its subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this offering, will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by Guangzhou Sanyi Network and Guangzhou 3E Network to HK 3e Network, and then BVI 3e Holdings, then transferred to 3e Network, via capital contributions or shareholder loans, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the Hong Kong and PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future to our U.S. investors immediately following the consummation of this offering. Under BVI law, a BVI company may pay a dividend on its shares out of profits of the company or its share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC subsidiaries to the Hong Kong subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident.

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission of China (the “NDRC”), the MOFCOM and the SAFE.

Therefore, 3e Network and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

To the extent funds are generated in our PRC operating subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by PRC laws and regulations. Furthermore, to the extent assets (other than cash) in our business are located in mainland China or held by a mainland China entity, the assets may not be available to fund operations or for other use outside of mainland China unless such transfer of cash or assets are in compliance with the requirements of relevant PRC laws and regulations as mentioned above, and otherwise the ability of us and our subsidiaries to transfer assets may be restricted. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

We may rely on dividends and other distributions on equity paid by our Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to draw 10% of their after-tax profits each year, if any, to fund a common reserve, which may stop drawing their after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the enterprises outside of mainland China are incorporated.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our business may be negatively affected by the potential obligations if our PRC subsidiaries fail to comply with social insurance and housing provident fund related laws and regulations.

Our PRC subsidiaries are required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of its employees and associates. In October 2010, SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance as well as housing provident fund to the extent required by law. Our PRC subsidiaries could be subject to orders by competent labor authorities for rectification if it fails to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Our PRC subsidiaries do not make contributions in full for the social insurance fund and housing provident fund for their employees as required under the relevant PRC laws and regulations. Such failure to make full contributions to social insurance fund and to comply with applicable PRC labor-related laws regarding housing funds may subject the PRC subsidiaries to late payment penalties and other fines or labor disputes, among which, an overdue payment fine may be levied at the rate of 5 per 10,000 as of the date of indebtedness, and further, when the payment is not made at the expiry of the prescribed period, a fine above the overdue amount but less than its triple shall be demanded by the authoritative administrative department. Although they have not received any order or notice from the local authorities nor any claims or complaints from their current and former employees regarding their non-compliance in this regard, we cannot assure you that they will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against it, or that it will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, our PRC subsidiaries may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect its business, financial conditions and results of operations.

Risks Related to This Offering and Our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares. We intend to list our Ordinary Shares on the Nasdaq Capital Market. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially and adversely affected. Negotiations with the underwriters will determine the initial public offering price for our Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our Ordinary Shares will develop or that the market price of our Ordinary Shares will not decline below the initial public offering price.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

All of our officers and directors and holders of 5% or more of our Ordinary Shares on a fully diluted and converted basis have agreed not to sell our Ordinary Shares for a period of six months following the effective date of this registration statement, subject to extension under specified circumstances. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If we are listed on the Nasdaq Capital Market and our financial conditions deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our shares are listed on the Nasdaq Capital Market but are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Ordinary Shares are not so listed or are delisted at some later date, our Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Ordinary Shares might decline. If our Ordinary Shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

The market price for our shares may be volatile.

The trading prices of our Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us, our users, or our industry;

•        announcements of studies and reports relating to our service offerings or those of our competitors;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•        additions to or departures of our senior management;

•        detrimental negative publicity about us, our management or our industry;

•        fluctuations of exchange rates between the RMB and the U.S. dollar;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

•        sales or perceived potential sales of additional Ordinary Shares.

The HFCA Act and the AHFCAA passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On December 18, 2020, the HFCA Act was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 16, 2021, the PCAOB issued the Determination Report which found that the Board was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). Furthermore, the Determination Report identified the specific registered public accounting firms which were subject to these determinations, i.e., PCAOB Identified Firms. The Board made these determinations pursuant to PCAOB Rule 6100, which provided a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our current auditor, HTL, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL, whose audit report is included in this prospectus, is headquartered in Houston, Texas, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Protocol with the CSRC and the MOF, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB board announced that it had completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulatory agencies. HTL’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. As such, as of the date of this prospectus, our auditor is not subject to the Determinations announced by the PCAOB and our offering is not affected by the HFCA Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory agencies would apply additional and more stringent criteria to it after considering the effectiveness of its auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB because of a position taken by an authority in a foreign jurisdiction in the future, and that the PCAOB may re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol. Such lack of inspection or re-evaluation could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of [•] Ordinary Shares are outstanding before the consummation of this offering and [•] Ordinary Shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Ordinary Shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

You will experience immediate and substantial dilution.

The initial public offering price of our Ordinary Shares is expected to be substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[•] or approximately [•]% in the pro forma net tangible book value per share from the price per share that you pay for the Ordinary Shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution” on page 69 of this prospectus.

We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. Specifically, we intend to use the net proceeds from this offering to expand our current businesses, provide for our general working capital, support our research and development, and recruit and develop talents. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our Company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds” on page 66 of this prospectus.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Upon consummation of this offering, our Chairman and Director, Mr. Joseph Shu Sang Law, will beneficially own an aggregate [ ]% voting power of the Company, which will allow Mr. Law to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not currently intend to rely on the “controlled company” exemptions under the Nasdaq listing rules for at least one year after the initial public offering even if we are deemed a “controlled company,” we may elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Upon consummation of this offering, we will report under the Securities Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. There is no formal requirement under the Company’s Amended and Restated Articles mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Pursuant to Sarbanes-Oxley Act of 2002, our management will be required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and, if required, our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

•        the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;

•        the last day of the fiscal year following the fifth anniversary of this offering;

•        the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

•        the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and the trading price of our Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

Based on the anticipated market price of our Ordinary Shares in this offering and expected price of our ordinary shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Our corporate structure, together with applicable law, may impede shareholders from asserting claims against us and our principals.

All of our operations and records, and [all] of our senior management are located in the PRC. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against such companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, Chinese secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon Chinese citizens in China.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and or defend our Company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under BVI law, namely that our Company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

As an “emerging growth company” pursuant to the JOBS Act, we are subject to exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial conditions and results of operations.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firms must attest to and report on the effectiveness of our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of June 30, 2023 and 2022, we and our independent registered public accounting firms identified material weaknesses and significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are: (i) lack of competent U.S. GAAP reporting staff; (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; and (iii) lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework;

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations, including the recruitment of an IT security officer and an internal audit manager who has adequate experience with U.S. GAAP and SEC reporting and compliance requirement by the end of 2023; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee chaired by an independent director with accounting qualification and strengthening corporate governance; (iv) providing ongoing training courses in U.S. GAAP to existing personnel in accounting department, and (v) continuing our efforts to implement necessary review and controls at related levels and ensuring all important documents and contracts would be submitted to the office of Chief Executive Officer for retention and review. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weaknesses described above.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses and significant deficiencies in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, material weaknesses or significant deficiencies in internal control over financial reporting may be discovered in the future. If we fail to remediate our current or future material weaknesses or significant deficiencies or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law, our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Ordinary Shares could be materially and adversely affected, the Ordinary Shares may be suspended or delisted from Nasdaq, and our reputation, results of operations and financial conditions may be adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory agencies.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our products and services and the products and services we assist the distributions of;

•        our expectations regarding our customer base;

•        our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial conditions and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The core industries in Hong Kong and greater Asia where we operate (including event and hospitality, software development and new energy industries) may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the BVI to take advantage of certain benefits associated with being a BVI business company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange controls or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to:

•        the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•        BVI companies may not have standing to sue before the federal courts of the United States.

Our Amended and Restated Articles do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our assets are located in PRC. In addition, [all] our directors and officers are nationals or residents of PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global as our agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Forbes Hare, our BVI counsel, and Han Kun Law Offices, our PRC counsel, have advised us that there is uncertainty as to whether the courts of the BVI or PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI or PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to BVI law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the BVI as penal or punitive in nature. If such a determination is made, the courts of the BVI are also unlikely to recognize or enforce the judgment against a BVI company. Because the courts of the BVI have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the BVI. Forbes Hare has advised us that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the BVI at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the High Court of the BVI, provided such judgment:

•        is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

•        imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•        is final;

•        no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI;

•        is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company;

•        was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the BVI.

In appropriate circumstances, a BVI Court may give effect in the BVI to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Han Kun Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Under PRC law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the U.S.

Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it will be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our Class A Ordinary Shares.

LCH Lawyers LLP has further advised us that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States and the statutory registration scheme under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319, the laws of Hong Kong) does not apply to judgments of the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that the foreign judgment is a final judgment conclusive upon the merits of the claim. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defences that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. This means that a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor in respect of the judgments of United States courts. As a result, subject to the requirements with regard to enforcement of foreign judgments (including those of United States courts) by way of a common law action in Hong Kong being met, including but not limited to the above, and subject to any defences available to a defendant in the relevant common law action, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong. For enforcement of a judgment of mainland China courts in civil and commercial matters (“Mainland judgment”) in Hong Kong, it is governed by a separate regime. The registration of a Mainland judgment in Hong Kong is subject to various requirements under the Mainland Judgments (Reciprocal Enforcement) Ordinance (Cap. 597, the laws of Hong Kong), including but not limited to, that the judgment is final and conclusive as between the parties to the judgment, the judgment is enforceable in mainland China, and the judgment orders the payment of a sum of money (not being a sum payable in respect of taxes or other charges of a like nature of in respect of a fine or other penalty). The registration of a Mainland judgment in Hong Kong may however be set aside on various grounds, including but not limited to, that the judgment was obtained by fraud, or the enforcement of the judgment is contrary to public policy.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $[•] per Ordinary Share, which is the midpoint of the price range as set forth on the cover page of this prospectus, for net proceeds of approximately $[•].

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of Proceeds	Percentage of the net proceeds
Expansion of current businesses	40%
General working capital	30%
Research and development	20%
Talent development and management	10%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. The above expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly from the above depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If any unforeseen event occurs or the business conditions change, we may use the proceeds of this offering differently from that described in this prospectus. In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. Pending remitting the offering proceeds to the PRC, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. See “Consolidated Statements of Cash Flow” in our consolidated financial statements.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

DIVIDEND POLICY

Subject to the BVI Act and our Amended and Restated Articles, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the BVI. We may rely principally on transfer of funds, dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risk Factors Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.” on page 50 of this prospectus; “— We may rely on dividends and other distributions on equity paid by our Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” on page 51 of this prospectus; and “— Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 46 of this prospectus.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong and PRC subsidiaries.

We are a company incorporated in the BVI. We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our and Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 51 and “Taxation — Material PRC Income Tax Considerations” on page 129 of this prospectus for information on the potential PRC tax consequences of any cash dividends.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the applicable laws and regulations in relation to taxation in Hong Kong, no withholding tax is levied in Hong Kong in respect of dividends paid by HK 3e Network to its shareholder(s). See “Taxation — Hong Kong Profits Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2023:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[•] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2023
	Actual	Adjusted(1)
	US$	US$
Shareholders’ equity:
Ordinary Shares, US$1 par value, authorized 50,000 shares as of June 30, 2023; 1,000 shares issued and outstanding, as adjusted to reflect the 10,000 Ordinary Shares issued and outstanding as of June 30, 2023	1,000
Shares subscription receivable	(1,000)
Additional paid-in capital*	—
Statutory reserve	47,058
Retained earnings	1,307,784
Accumulated other comprehensive income	(158,390)
Total shareholders’ equity	1,196,452

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of June 30, 2023 was approximately $416,366, or $416 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, which excluded the deferred IPO cots, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

After giving further effect to our sale of [            ] Ordinary Shares in this offering at the assumed public offering price of $[            ] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 is $[            ], or $[            ] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share $[            ] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of $[            ] to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis.

Assumed initial public offering price per ordinary share	$	[ ]
Net tangible book value per Ordinary Share as of June 30, 2023	$	[ ]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[ ]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[ ]
Dilution per Ordinary Share to new investors in this offering	$	[ ]

An increase (decrease) in the assumed initial public offering price of our Ordinary Shares would increase (decrease) our net tangible book value after giving effect to the offering assuming no change to the number of our Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated expenses payable by us.

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on an as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration				Average price per ordinary share
	Number	Percent		Amount		Percent
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

3e Network was incorporated on October 6, 2021 under the laws of the BVI. We own all of the outstanding shares of BVI 3e Holdings, which owns all the issued and outstanding capital stock of HK 3e Network, which, in turn, owns all the outstanding capital stock of Guangzhou Sanyi Network and Guangzhou 3E Network.

Guangzhou Sanyi Network was established by Guangzhou Leihou Software Development Company Limited as a PRC limited liability company on August 1, 2017. On September 30, 2018 Guangzhou Leihou Software Development Company Limited entered into a sell and purchase agreement whereby HK 3e Network agreed to acquire 100% of Guangzhou Sanyi Network from Guangzhou Leihou Software Development Company Limited for a consideration of RMB10,000 (approximately US$1,456). The share sale was completed and registered with the relevant authorities in the PRC on November 13, 2018.

Guangzhou 3E Network was established by HK 3e Network as PRC limited liability company on January 17, 2023. It was established as a subsidiary to focus on our emerging business in developing software products for photovoltaic power plants, while Guangzhou Sanyi Network continues to focus on our other main business lines.

On September 30, 2018, HK 3e Network entered into a Share Purchase Agreement with Guangzhou Leihou Software Development Company Limited to purchase all of the latter’s shares in Guangzhou Sanyi Network. Pursuant to the agreement, HK 3e Network paid RMB10,000 (approximately US$1,456) for 100% shares of Guangzhou Sanyi Network. After this share transfer Guangzhou Sanyi Network became a wholly-owned subsidiary of HK 3e Network.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

Name	Background	Ownership	Principal activities
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	• A BVI company • Incorporated on October 8, 2018	Currently 100% owned by 3 E Network Technology Group Limited, a BVI company controlled by Joseph Shu Sang Law	Investment holding

3e Network Technology Company Limited (“HK 3e Network”)	• A Hong Kong company • Incorporated on August 30, 2020	100% owned by BVI 3e Holdings	Investment holding Sales & Marketing

Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)	• A PRC company • Incorporated on May 26, 2017	100% owned by HK 3e Network	Information Technology

Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”)	• A PRC company • Incorporated on January 17, 2023	100% owned by HK 3e Network	Information Technology

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the section headed “Summary Financial and Operating Data” and its financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Business Overview

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Our business includes two main portfolios, software development portfolio, and exhibition and conference portfolio. The proportion of revenue from each of these two main portfolios was 98.6% and 1.4% in the year ended June 30, 2023, respectively, and 86.0% and 12.6% in the year ended June 30, 2022, respectively.

We also conduct hardware sales, a minor portfolio that generated no revenue for the year ended June 30, 2023, and only 1.4% for the year ended June 30, 2022.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. In each case, the determination of these items requires management judgements based on information and financial data that may change in future periods. When reviewing our financial information, you should consider: (i) our selection of accounting policies; and (ii) the results to changes in conditions and assumptions.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of this consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue recognition

3e Network applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented. The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when contracted goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected duration of one year or less.

We elected a practical expedient that it does not adjust the contract consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its contracted services or deliverables to its customers and when the customer pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less

We are a B2B IT business solutions provider. Started as a business that focuses on integrated software solutions in the property management and exhibition services spaces, we have expanded our software solution offering to reach across a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities. Our revenue streams include software development services, exhibition and conference software sales, and exhibition and conference hardware sales.

Software development services

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

The Company enters into a distinct contract with its customer for the provision of software development services. The revenue generated from software development services is generally on a fixed price basis. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs.

Revenue from software development services contracts require the Company to design a software system based on clients’ specifications or provide them with standard software. The contract covenants include (1) developing software according to client specifications, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to clients, (4) providing training on the use of the software and (5) option to purchase warranty. The required work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we provide a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty so we do not consider it a separate performance obligation. The costs to us in fulfilling our obligation under the warranty clause have been immaterial.

Covenants (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Covenants (4) and (5) identified in the customized software development contract are immaterial when considering both the qualitative and quantitative factors of these performance obligations. Therefore, the Company concludes that we should combine all of the services in a software service contract into a single performance obligation. The single performance obligation identified is to develop, test and deploy, and deliver the software according to client specifications. We recognize revenue for the delivery of customized software development service at a point in time when the system is delivered to the client for acceptance testing and the acceptance report is signed, which represents the point in time that the performance obligation of the contract is satisfied and the ownership control of the software is transferred to the client.

Differences between the timing of billings and the recognition of revenues are recorded as advance from customers which is classified as current liabilities on the consolidated balance sheets. When the right to payment becomes unconditional, the amount due from the customer under the contract, net of the related advances from the customer, is recorded as accounts receivables.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the contracts according to the customer’s requirements prior to the delivery of services are recorded as deferred contract costs which is included in the prepayments, deposits and other assets, net on the consolidated balance sheets. Such deferred contract costs are recognized upon the recognition of the related revenues.

We work closely with the customers to analyze their software requirements, develop system specifications with them, and start coding and testing once we reach a conclusion on the specifications. The completed software system will then be delivered to customers for testing before their final acceptance. Our software solutions serve a variety of industries and sectors, including in restaurant management, property management, exhibit and conferencing services, and solar power stations.

For the years ended June 30, 2023 and 2022, our main products under our custom software solutions offering include software products developed for property management companies, and restaurant management. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs. We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Revenues from a new customer often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that customer. Therefore, obtaining new customers is important for us to achieve rapid revenue growth.

As a young company with limited operating history and limited customer base, we are constantly looking for opportunities to develop new customers and expand into new business areas. The solar energy sector, for example, is an area with significant government support and business opportunities. For example, in 2022, after studying the potential of the market for management system used by solar energy power plants, the Company decided to develop a management software for distributed photovoltaic power plants with designed power generation capacity under 10 megawatts or management companies that manage distributed solar power plants of that size. Our designed system allows management to access it via a mobile device or a PC to monitor power plants in single or multiple locations. The program provides functions ranging from equipment fault alerts, repair and maintenance, power generation monitoring, push notifications, to asset recording.

Exhibition and conference services

We provide materials and hardware such as gates, card readers, visitor tags, and health code readers and personnel required to operate the hardware to exhibition and conference organizer in exhibition and conference services. The service is to provide an entrance system for the exhibition and conference to record and monitor its visitors and participants. The pricing of the service is usually determined with a markup based on the cost of materials, hardware and labor cost. The contract is generally for a fixed period covering the set-up time and the exhibition or conference period. There are no warranties provided for this service.

We have a relatively small number of customers for our exhibition and conference services. Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive IT business solution provider, and we do not have long-term commitments from any of our customers to purchase our services. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. A number of factors other than our performance could also cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, customers’ decision to switch to another service provider.

For this type of service, it involves a series of interrelated tasks that cannot be separated or differentiated, because the goal of the clients is to have a usable system for the exhibition and conference. Therefore, we recognize a single performance obligation to provide the complete service to the client during the contract period. The ownership control of the service is transferred to the client at a point in time when the complete service is provided to the client, as the client can only be benefit when the complete service is provided. Thus, the revenue is recognized at a point in time when the provision of service is completed.

Hardware sales

We sell hardware such as gates, facial recognition gate control units and card readers to our customers. The hardware is generally used by our customers along with the software developed by us. The hardware can be provided with or without installation services, although we provide both hardware deliveries and installation services. For this type of revenue, the installation service is relatively immaterial compared to the hardware sales as it is usually free of charge and is only an add-on process to make the hardware operable. The single performance obligation identified is the provision of hardware to the customers. Revenue is recognized when the customer has confirmed the receipt of the hardware, which is the point in time that the ownership control of the product is transferred to the customer and the performance obligation is satisfied.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable. We determine the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We regularly review the adequacy and appropriateness of the allowance for doubtful accounts.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized, when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We have adopted the extended transition period.

For detailed discussion on recent accounting pronouncements, please see Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, included elsewhere in this form.

Seasonality and customer concentration

There are no seasonality in our business operations through-out the year. Our customer base for software development services tend to vary from one year to another, as each purchase agreement tends to be one-off event with few repeat customers. A major customer in one year may not provide the same level of revenues for us in any subsequent year. For the exhibition and conference services, we believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers.

Factors Affecting Our Results of Operations

We believe that the most significant factors that affect our business and financial results include the following:

•        Our ability to accommodate the business impact of COVID-19.    The COVID-19 pandemic has caused lockdowns, travel restrictions, and closures of businesses. It has already adversely affected our business operations. The growth of many industries where our customers operate in China has been interrupted by the lockdowns and restrictive policies adopted in response to the COVID-19 pandemic, especially in 2021 and 2022. Our revenue for the year ended June 30, 2022 decreased by 40.1% compared to the previous year (based on management account). In December 2022, the Chinese government unveiled a series of new COVID-related policies to loosen its zero-COVID policy, and lifted the prevention and control measures that were in place for the COVID-19 pandemic. Our operation and financial performance has gradually improved and stabilized during the year ended June 30, 2023, which resulted in an increase of revenue of 28.9% compared to the year ended June 30, 2022. Based on the latest policies and developments, we expect our operational and financial performance will continue to be stabilized and away from the impact of COVID-19.

•        Our ability to expand our customer base and generate more business from existing customers.    We strive to provide our customers with the best services as satisfied customers are more likely to stay as our existing customers. Also, satisfied customers are more likely to recommend us to their peers. We work closely with our customers so that software solutions recommended by us can satisfy their needs and improve their efficiencies.

This marketing strategy allows us to minimize our marketing expenses but still get effective marketing. Revenue derived from a customer will usually decline after the initial order when the customer has acquired the basic IT system that it needs. In addition, for the year ended June 30, 2023, our top 4 customers, Orient Aim Limited, Excel Value Limited, MKH Concept Enterprise and CISMEF accounts for 40.39%, 26.29%, 15.62% and 10.61%, respectively of our revenue. There are inherent risks with having a large percentage of total revenues concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. Therefore, it is important that we develop new products and new customers. In the year ended June 30, 2023, our total revenue increased by 28.9%, or $374,974, compared to the year ended June 30, 2022. The revenue for the year ended June 30, 2023 derived from new customers amounted to $1,459,339, or 87.0% of our total revenue, while revenues from our existing customers only represented 13.0% for the same period.

•        Our ability to expand our software product range.    Based on our experience, our revenue from existing customers will drop after they have installed the basic software system. Therefore, it is important that we introduce new software products that meet the evolving needs of our customers and to attract new customers. Our product design team is in close contact with participants in the markets that we operate to gain first-hand knowledge of the latest trends and issues of concerns to the participants in the markets, which allows us to design software products that can improve the efficiency of our customers and meet their needs in a cost-effective way. Also, through research and development, we have actively invested in broadening our product lines. Due to the concentration of our customer base and our billing model as a seller of one-time software solution rather than as a Software-as-a-Service (SaaS) provider, we will need to continue to launch new products to serve our existing customers and attract new customers. In the year end June 30, 2023, we launched a new software product category, solar plant management system, which generated $386,420 in revenue and accounted for 23.5% of software development services revenue in the year ended June 30, 2023.

•        Our ability to attract, retain and motivate qualified employees.    We pay particular attention in recruiting the right talent to join the Company. We develop intern programs with universities and technical colleges to support the talents in the community and get more exposure to graduates in the early stage of their career path. We provide on-the-job training to our staff, and encourage them to attend technical seminars and courses to update their knowledge. We believe our approach to attract and develop talents allows us to achieve a relatively low turnover among our technical staff.

Results of Operations

For the Years Ended June 30, 2023 and 2022

	Year ended June 30, 2023	As % of sales	Year ended June 30, 2022	As % of sales	Increase/ (Decrease)%
Revenue	1,671,351	100.0	1,296,377	100.0	374,974	28.9
Cost of revenue	(400,148)	(23.9)	(423,624)	(32.7)	23,476	5.5
Gross profit	1,271,203	76.1	872,753	67.3	398,450	45.7
Operating expenses
Selling and marketing	(2,139)	(0.1)	(11,853)	(0.9)	9,714	82.0
General and administration expenses	(171,012)	(10.2)	(260,056)	(20.1)	89,044	34.2
Research and development expenses	(86,392)	(5.2)	(112,549)	(8.7)	26,157	23.2
Exchange gain/(loss)	51,063	3.1	(1,068)	(0.0)	52,131	4,881.2
Total operating expenses	(208,480)	(12.4)	(385,526)	(29.7)	177,046	45.9
Income from operation	1,062,723	63.7	487,227	37.6	575,496	118.1
Other income	7,930	0.4	1,483	0.1	6,447	434.7
Income before income tax	1,070,653	64.1	488,710	37.7	581,943	119.1
Income tax	(74,496)	(4.5)	(49,307)	(3.8)	(25,189)	(51.1)
Net income	996,157	59.6	439,403	33.9	556,754	126.7

Revenues

We derive our revenues by providing IT consulting and solutions, mainly including: (1) software development services, which primarily includes customized software development service with acceptance requirement, which are billed on a fixed price basis, (2) exhibition and conference services where we provide hardware and personnel to exhibition and conference organizers for a fixed price over an agreed period generally covering the set up time and the exhibition and/or conference period, (3) hardware sales of gates and face recognition gate units and (4) others which includes transaction-based commissions for providing client with property management fee collection tools.

The following table presents our revenues by our service lines.

	Year ended June 30, 2023		Year ended June 30, 2022
	Revenue	%	Revenue	%	Variance	%
Software development services	1,647,474	98.6	1,114,951	86.0	532,523	47.8
Exhibition and conference services	23,089	1.4	163,819	12.6	(140,730)	(85.9)
Hardware sales	—	—	16,125	1.2	(16,125)	(100.0)
Others	788	0.0	1,482	0.2	(694)	(46.8)
Total	1,671,351	100.0	1,296,377	100.0	374,974	28.9

Our total revenues increased by $374,974, or 28.9%, to $1,671,351 for the year ended June 30, 2023 from $1,296,377 for the year ended June 30, 2022. The increase in overall revenues reflected the recovery from the deterioration for the year ended June 30, 2022 in the markets that we operated in due to COVID-19, and the introduction of new software system.

Revenue from software development services increased by $532,523 or 47.8% to $1,647,474 for the year ended June 30, 2023 from $1,114,951 for the year ended June 30, 2022. This was caused by the introduction of our new solar plant management system and the recovery of the property management market.

Exhibition and conference services decreased by $140,730, or 85.9% to $23,089 for the year ended June 30, 2023 from $163,819 for the year ended June 30, 2022. The exhibition and conference sector was adversely affected by the resurgence of COVID-19 cases in Guangdong province in October to November 2022, where we have a substantial operation. This in turn had a negative impact on our sales of exhibition and conference services.

Hardware sales decreased by $16,125, or 100.0% to nil for the year ended June 30, 2023 from $16,125 for the year ended June 30, 2022. The decrease may be attributed to a depressed property market and the related static real estate price, which led to limited budget for the property management companies and increased reluctance to spend to upgrade managed properties. While the company will continue to seek to offer hardware sales where opportunities arise, its primary focus will remain on software development and exhibition and conference services.

Cost of revenue

Our cost of revenue comprises mainly of payroll cost to our IT professionals, direct support staff cost, traveling expenses and material costs. Cost of revenue decreased by approximately $23,476 or 5.5% to $400,148 for the year ended June 30, 2023 from $423,624 for the year ended June 30, 2022 as a result of our effort in selling higher margin services. As a percentage of revenue, our cost of revenue decreased to 23.9% for the year ended June 30, 2023 from 32.7% for the year ended June 30, 2022.

Gross profit

Our gross profit increased by $398,450, or 45.7%, to $1,271,203 for the year ended June 30, 2023 from $872,753 for the year ended June 30, 2022. As a percentage of revenues, our gross margin increased from 67.3% for the year ended June 30, 2022 to 76.1% for the year ended June 30, 2023. The increase was due to our effort in selling more higher margin services and reducing our marketing in low margin business.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel, and other expenses relating to our marketing activities.

Selling and marketing expenses decreased by $9,714 or 82.0% from $11,853 for the year ended June 30, 2022 to $2,139 for the year ended June 30, 2023. The decrease was primarily attributable to the downsizing of our marketing and post-sales support team as we focused our marketing efforts on a smaller number of customers. While we expect our selling and marketing expenses to increase as we continue to expand our business, we expect these expenses to remain relatively steady as a percentage of our net revenues in the near future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses directly relating to our R&D activities. Our R&D expenses decreased to $86,392 for the year ended June 30, 2023 from $112,549 for the year ended June 30, 2022. The decrease was mainly due to the decrease in research project due to the impact of COVID-19 for the year ended June 30, 2023. We expect R&D expenses to increase as we develop more new products in future years.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses decreased by $89,044 or 34.2% from $260,056 for the year ended June 30, 2022 to approximately $171,012 for the year ended June 30, 2023, which was due to a combination of decrease in social insurance fee of $12,458 (2022: $32,754) and bad debt expenses of nil (2022: $53,537) for the year ended June 30, 2023.

Exchange gain/(loss)

Exchange gain/(loss) primarily included gain and loss from accounts receivable due to exchange rate fluctuation.

Other income, net

Other income primarily included government subsidies.

Income before income taxes

Our income before income taxes increased by $581,943 to $1,070,653 for the year ended June 30, 2023 from $488,710 for the year ended June 30, 2022.

Provision for income taxes

Our provision for income taxes for the year ended June 30, 2023 increased by $25,189 to $74,496 from $49,307 for the year ended June 30, 2022.

Net Income

Net income increased by $556,754 or 126.7% to $996,157 for the year ended June 30, 2023 from a net income of $439,403 for the year ended June 30, 2022.

Other comprehensive income

Foreign currency translation adjustments amounted to a loss of $98,014 and $24,037 for the years ended on June 30, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity as of June 30, 2023 were translated at 7.2513 RMB to 1.00 USD as compared to 6.6981 RMB to 1.00USD as of June 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended on June 30, 2023 and 2022 were 6.9536 RMB to 1.00 USD and 6.4554 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $19,396. Our current assets were approximately $946,709, and our current liabilities were $260,999. Total retained earnings as of June 30, 2023 was 1,307,784. Our cash flow provided by operating activities were $571,883 for the year ended June 30, 2023. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating public or private offerings, curtailing our business development activities, suspending the pursuit of our business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will be able to raise additional capital if needed.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2023, cash and cash equivalents of approximately RMB 29,035 ($4,004), HKD 3,494 ($377), USD 15,015 were held by the Company and its subsidiaries in mainland China, and Hong Kong respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2023. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended June 30,
	2023	2022
Net cash provided by operating activities	$571,883	$973,593
Net cash used in investing activities	(11,482)	(35,413)
Net cash used in financing activities	(542,082)	(910,921)
Effect of exchange rate changes on cash and cash equivalents	(45,688)	3,341
Net increase in cash and cash equivalents	(27,369)	30,600
Cash and cash equivalents at the beginning of period	46,765	16,165
Cash and cash equivalents at the end of period	$19,396	$46,765

As of June 30, 2023 we had cash and cash equivalents of $19,396. To date, we have financed our operations primarily through borrowings from our stockholders, related and unrelated parties.

Operating Activities

Net cash provided by operating activities was $571,883 for the year ended June 30, 2023, as compared to $973,593 net cash used in operating activities for the year ended June 30, 2022. The net cash provided by operating activities for the year ended June 30, 2023 was mainly due to our net income of $996,157, partially offset by the increase in deferred IPO cost of $329,405. The net cash provided by operating activities for the year ended June 30, 2022 was mainly due to net profit of $439,403 and decrease in accounts receivable of $718,343, partially offset by the increase in deferred IPO cost of $456,342.

Investing Activities

Net cash used in investing activities was $11,482 for the year ended June 30, 2023, and the net cash used in investing activities was $35,413 for the year ended June 30, 2022. The net cash used in and provided by investing activities for the year ended June 30, 2023 and 2022 was mainly attributable to purchase of property and equipment.

Financing Activities

Net cash used by financing activities was $542,082 for the year ended June 30, 2023, as compared to $910,921 provided for the year ended June 30, 2022. The net cash used or provided by financing activities for the years ended on June 30, 2023 and 2022 was mainly amounts due to related parties.

INDUSTRY

As of December 31, 2022

The PRC software and information technology service industry (“Software Industry”) displayed a steady development trend in 2022. Statistics from the Operation Monitoring and Coordination Bureau of the PRC Ministry of Industry and Information Technology (MIIT) shows that in 2022, total revenue of the industry surpassed Rmb10 trillion, profitability remain steady, and export continued to grow.

1. Overview

Revenue from Software Industry grew above RMB 10 trillion in 2022. According to number released by MIIT’s Report on Economic Operation of the Software Industry for 2022, more than 350,000 companies in the Software Industry have reached the milestone of receiving more than RMB5 million in revenue for their core operations in 2022. Total revenue from the Software Industry was RMB10,812.6 billion, a year-on-year increase of 11.2%, but the growth rate dropped by 6.5% when compared with that of 2021.

Figure 1 Growth of software Industry revenue in 2014 – 2022

The total proﬁt of the Software Industry was RMB1,264.8 billion in 2022, a year-on-year increase of 5.7%. Compared against 2021, the rate of increase dropped by 1.9% and the profit ratio of the main business of surveyed companies in the industry decreased by 0.1% to 9.1%.

Figure 2 Growth of total proﬁt in 2021 – 2022

The export of the Software Industry continued to grow. In 2022, export sales of Software Industry amounted to USD 52.4 billion, an increase of 3% year-on-year, which was 5.8% lower than the growth rate in 2021. Of the total export revenue, export of software outsourcing services increased by 9.2%, year-on-year.

Figure 3 Growth in export sales of Software Industry in 2014 – 2022

2. Sector analysis

According to MIIT data, the revenue of software products grew steadily in 2022 to RMB 2,658.3 billion, accounting for 24.6% of the total revenue of the industry. It was 9.9% higher on a year-on-year basis, and was 2.4% lower than the same period in 2021. Included in that was the income from industrial software products of RMB 240.7 billion, a year-on-year increase of 14.3%, which was a 3.1 percentage points higher than the industry average.

Revenue from information technology services achieved the highest growth rate among the surveyed sectors. The revenue from information technology services was RMB 7,012.8 billion, a year-on-year increase of 11.7%, and 0.5% higher than the industry average. It accounted for 64.9% of the industry’s revenue. Included in that was cloud computing and big data services which achieved a total revenue of RMB 1,042.7 billion, a year-on-year increase of 8.7%, and accounted for 14.9% of information technology service revenue, a 2% higher than the ratio of 2021. Integrated circuit design revenue was RMB 279.7 billion, a year-on-year increase of 12%. E-commerce platform technology service revenue was RMB 1,104.4 billion, a year-on-year increase of 18.5%.

Growth in sales from information security products and services was steady. In 2022 the revenue from information security products and services was RMB 203.8 billion, a year-on-year increase of 10.4%, 2.6% lower than that of previous year.

Embedded system software revenue achieved double digit growth rate. In 2022 revenue from embedded system software was RMB 937.6 billion, a year-on-year increase of 11.3%, 7.7% lower than that of prior year.

Figure 4 Distribution by sectors of Software Industry revenue in 2022

3. Analysis by Regions

Revenue from Software Industry in the Eastern regions of the PRC continued to growth at a fast pace, while the growth trend in the Central and Western regions remained strong. In 2022 the revenues from the Software Industry in the Eastern, Central, Western and Northeastern regions were RMB 8,866.3 billion, RMB 539 billion, RMB 1,157.4 billion, and RMB 249.9 billion respectively, a year-on-year increase of 10.6%, 16.9%, 14.3%, and 8.7%, respectively. The growth rates of Central and Western regions were higher than the national average by 5.7% and 3.1% respectively. Revenue from the Software Industry of the four regions accounted for 82%, 5%, 10.7% and 2.3% of the country’s total revenue, respectively.

Figure 5 Revenue growth of the software industry by region in 2022

The proportion of revenue from major “software hub provinces” increased slightly while that of some central and western province and cities showed obvious growth. In 2022, among the top five provinces in terms of revenue from the Software Industry were Beijing, Guangdong, Jiangsu, Shandong, and Zhejiang. The total revenue from the Software Industry in the five provinces in 2022 was RMB 7,453.7 billion, accounted for 68.9% of the national total, an increase of 2.9% when compared with the same period last year. There were 12 provinces and cities with their growth rate of software business revenue higher than the national average, among which the provinces with growth rate higher than 20% were concentrated in the central and western regions, including Guizhou, Guangxi and Hubei.

Figure 6 Growth of the top ten provinces and cities in software business revenue in 2022

Revenue from the Software Industry in major cities grew steadily, while total proﬁt dropped slightly. The MIIT surveyed the software industries in 15 major cities (or “sub-provincial cities”), where the heads of government ranked at the sub-provincial level because of its size in population, economic significance or for being the seat of a provincial government. In 2022, 15 major cities surveyed in the MIIT report across the country achieved revenue from Software

Industry of RMB 5,341.9 billion, representing 49.4% of the national software industry revenue, and a year-on-year increase of 10%. The growth rate was 6.3% lower than that of previous year. The total proﬁt achieved in these 15 sub-provincial cities was RMB 692.4 billion, a year-on-year increase of 2.44%. Among them, the year-on-year growth rate of software business revenue in Wuhan, Ningbo, Jinan, Qingdao and Shenyang exceeded the industry average.

Figure 7 Top 10 Growth of software business revenue in sub-provincial cities in 2022

BUSINESS

Business Overview

We are a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Through our two PRC subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, we started as a business that focuses on integrated software and hardware solutions in the property management and exhibition services spaces, but expanded our software solutions offering to a variety of industries and sectors, including food establishments, real estate, exhibition & conferencing, and clean energy utilities.

Our business includes two main portfolios, namely the software development portfolio and exhibition and conference portfolio, and the proportion of revenue from each of these two main portfolios was 98.6% and 1.4% in the year ended June 30, 2023, respectively, and 86.0% and 12.6% in the year ended June 30, 2022, respectively.

Guangzhou Sanyi Network primarily serves our software development and exhibition and conference portfolios, while Guangzhou 3E Network primarily focuses on expanding into the solar energy sector.

三易科技
3 E T e c h
Property Management Software
Exhibition And Conference Software
Smart Restaurant Software
Clean Energy Management Software

1. Software Development Portfolio

As an IT business solution provider, we take pride in our technical acumen in delivering software solutions for our business customers. The key pillar of our growth story and the primary engine of our growth is the development of custom software solutions for our customers.

We work closely with our customers to analyze their software requirement, develop system specifications with them, and start coding and testing once we reach a conclusion on the specifications. The completed software system will then be delivered to customers for testing before their final acceptance. Our software solutions serve a variety of industries and sectors, including in restaurant management, property management, exhibit and conferencing services, and solar power stations.

For all our customers, as part of our onboarding process, we refer them to cloud platform or data server providers for contracting and we help set up connections between our software and such servers. However, after the specific software systems or products are set up and connected, we turn over the ownership and access of such systems or products to our customers. After deliveries of such systems or products, we relinquish our access to the systems or products and do not have access to or store the data of users of the systems that are operated by such customers, regardless of whether they are property management companies, restaurants or other entities.

For the years ended June 30, 2023 and 2022, the main products under our custom software solutions offering include software products developed for property management companies, and restaurant management. Customers can choose to buy a basic version with minimal alterations or customize additional functions to suit their needs.

Smart Property Management System

We designed a smart property management system for property management companies in the PRC. On December 17, 2021, the Ministry of Housing and Urban-Rural Development (“MoHURD”) of the PRC issued a paper encouraging property management companies to use digital property management system incorporating smart technology to provide better service to their residents. We believe that our system meets the specifications of digital property management system promoted by the ministry that can integrate community management, property management, municipal services, and smart home management functions into a single system.

Our property management system uses a Chinese mobile social messaging app, WeChat, and its mini program platform and the latest information technologies such as internet of things, cloud computing and mobile internet to provide services to its users.

WeChat is one of the most popular mobile applications in China, as of the second quarter of 2022, according to Tencent Inc., the social media company that developed WeChat, there were approximately 1.3 billion monthly active users of WeChat. It combines messaging, social networking, audio and video calls, teleconferencing, short video distribution, news and web content distribution, e-commerce, gaming and financial payments into one “super-app”. Through WeChat, our clients and the residents of the properties they manage can easily access the property management systems that we help design and develop for our clients.

WeChat mini programs are sub-applications that third parties can develop using JavaScript on WeChat’s application platform. Akin to a relationship between a web application hosting platform and a web application owner and operator, WeChat and our clients are bound by contractual agreements and our clients are responsible for the operations of the WeChat mini programs that we develop for our clients and deploy to the WeChat platforms. Third parties like our property management clients would register and agree to standard terms of conditions required by WeChat, and we would design and develop a customized property management portal connected through a WeChat mini program for property management companies to use the portal to manage a specific property and residents to access to portal for services and payments. Key terms and conditions regarding using Wechat mini programs are summarized as follows: (i) mini programs can only be released to WeChat users after Tencent has reviewed and approved mini programs submitted by registered developers; (ii) Tencent’s review of mini programs include review of the legal, security, stability, operability, and user experience of submitted mini programs and may include testing and verification procedures, if needed; (iii) any version updates or optimizations require Tencent’s review and approval; (iv) any submission by developers must identify the types of activities, content, services or transactions that the mini programs will engage in and the industry such developers belong to so that Tencent may identify governing laws and regulations that may apply to such mini programs and review accordingly; (v) developers may apply for and Tencent may award verified account identifications to such mini programs that submit verification requests, for which Tencent may only review and verify on the authenticity of the corporate, personal or other entity registration or identification information (including any corporate or non-corporate entity registration identification or personal identification information); Tencent does not take responsibility in verifying the performance and functionality of the mini programs; (vi) without Tencent’s consent, mini program developers may not collect, possess, store, capture, obtain or require any WeChat users to provide any data, including user data or other information contained on WeChat or its service platforms; (vii) any IP rights to the content provided by Tencent in its provision of mini program services belong to Tencent, while IP rights generated during the course of the use of mini programs belongs to the users or the relevant rights holders; (viii) any dispute arising from the mini program with third party shall be borne by the developer only, as Tencent will not participate in the development, operation or other activities association of the mini programs, nor will it modify, edit or optimize the mini programs; (ix) any dispute arising from the mini programs or any consequences due to violation of laws and regulations or terms of conditions with WeChat shall be borne by the developers, and developers shall assume any liabilities and compensate for any losses against Tencent.

Depending on the specific property management company’s needs, we can incorporate a variety of service modules into the portal. These service modules have been developed primarily for integrated use by administrators (i.e. employees of our property management clients) and by users (residents in the properties) on and through WeChat, and the portal deployed with these service modules are primarily accessed through WeChat. However, in the unlikely event that WeChat experiences significant outage or disruptions, we may help clients set up a separate webpage-based log-in interface and create alternative log-in credentials for administrators and users to access the portal through a separate webpage. The access to the web portal in that case will not connected or dependent upon WeChat.

Equipped with smart hardware (which is equipment embedded with sensors, software and other technologies so that they can communicate with other devices), our system provides property management companies an intelligent and integrated management system, while giving residents the convenience of an information-based community. For example, property management companies may use cameras with facial recognition technology that could access the data of residents stored in the management companies’ servers to perform identity checks on visitors, and grant or deny access to the property.

The property management system covers the management aspects of most property management companies and the common property service needs of residents. Its main functions include the following:

•        Smart access:    residents registered in the system can open the main entrance of their building with their mobile phones. This module is one of our most popular products among residents.

•        Smart car park:    through smart devices, our system allows drivers to open gates of parking lots via mobile phone or by car number plate recognition. The payment for parking fee can be processed through mobile phone payment app without interaction from car park attendants.

•        One-time access key for visitors:    registered residents can issue a one-time electronic access key through our system to their visitors, specifying the time period the key is valid. The visitor with the key can enter the property without additional assistance from the residents or personnel at the building.

•        Property management fee payment:    the system automatically computes management fees, parking fees and other community costs based on formulas set by the management company. Electronic invoices are sent to registered residents. The system can also send out reminders on overdue fees. Registered residents can make payments through their mobile phones anywhere at any time. These features greatly improve the fee collection rate of property management companies. Real-time information on paid fees and overdue fees is provided to the management companies, allowing them to monitor their cash flow and collectibles.

•        Repair reporting:    this module allows registered residents to report items that require inspection or repair via WeChat. Upon receipt of a request, the property management company can issue a repair work request to appropriate personnel via our system. Completed work orders are also logged on our system. The whole process is visible to the resident who at the completion of the work order is encouraged to rate the process and the workmanship.

•        Complaints and suggestions:    this module allows registered residents to send their complaints and service suggestions to the property management company, and allows the latter to give a prompt response. It also provides statistics of answered and outstanding messages. We believe the system improves the senses of belonging of residents by providing a smooth communications channel between the residents and the property management company.

•        Smart patrol system:    the module records the real-time check-in of each security guard at every checkpoint along the assigned patrol route on the property. The system provides management with security patrol statistics, including the time required to complete patrolling a particular route, the time taken between check points, and the schedule of the security patrol. We believe the module can significantly improve management efficiency.

The modular architecture of the property management system allows customization of the system to meet the specific requirements of any property management companies. Since the launch of the first version of property management system in 2018, we have added other functionalities such as listings of property for sale or rent, a community e-mall, and a control center screen system to the basic system for certain property management companies.

Restaurant Management Software System

We designed a restaurant management system based on popular functions we found in most restaurant software systems used in the PRC and tailored them for restaurants outside mainland China. For example, we left out mobile payment functions while putting emphasis on membership subscription and management functions by adding member registration page and modules of gift redemption for members to redeem membership points. In the PRC, mobile payment such as WeChat pay and Alipay is very popular while patrons in areas outside mainland China usually pay by credit card or cash. Because WeChat is a popular mobile app mainly in mainland China, this system is an Android and iOS based application instead of the usual WeChat mini program based application in PRC. Restaurants outside mainland China may place more emphasis on membership points and membership discount to encourage frequent patronage. Our software system was launched in Hong Kong in the fourth quarter of 2022, and comprises the following modules:

•        For patrons:    customer using his/her mobile phone can register as member or log in to view the e-menu, order food for take-out or dine-in, check his/her membership tier and membership points, exchange membership points for goods, and check bills.

•        For staff:    staff with a personal digital assistant (“PDA”) logged onto the system can sit patrons by referring to the real-time seating chart that shows tables occupied, tables pending bill payment, and available tables. Staff can also place orders for customers via PDA, check the order status and review the bill amount of each table.

•        Cashier terminal:    it has all the functions of a staff PDA, but also allows for selecting the restaurant location of a franchise restaurant, issue checks and process payments, and route and print orders via various printers at the kitchen or the bar.

•        Back-office management suite:    A software bundle that manages membership, membership points, e-menu, e-mall, shop settings for restaurant chains, printer settings, and security. Also, the user can send push notifications to its members.

Clean Energy Related Software

As a young company with limited operating history and limited customer base, we are constantly looking for opportunities to develop new customers and expand into new business areas. The solar energy sector, for example, is an area with significant government support and business opportunities. In 2022, after studying the potential of the market for management system used by solar energy power plants, the Company decided to develop a management software for distributed photovoltaic power plants with generation capacity under 10 megawatts and for management companies that manage distributed solar power plants of that size. Our specially designed system allows management to access it via a mobile device or a computer to monitor power plants in single or multiple locations. The program provides functions ranging from equipment fault alerts, repair and maintenance, power generation monitoring, push notifications, to asset recording. For the year ended June 30, 2023, we have generated $386,420.18 in revenue from this market.

2. Exhibition and Conference Service Portfolio

Under our exhibition and conference service portfolio, we provide software solutions and help our exhibition and conferencing partners in the design, planning, execution and delivery of exhibitions and conferences. Our services include software support for entrance gates, ticketing machines, ticket readers, and personnel required to assist visitors who may not be familiar with using the system or the equipment. The service contracts are usually for a fixed period covering the set-up time plus the exhibition or conference period.

Similar to our software service portfolio, after deliveries of our products or services, we relinquish our access to the products or services and do not have access to or store the data of users of the systems that are operated by such customers.

Exhibition and conference software

Since we launched our first product for the exhibition business in 2019, our IT solution software, suite or a module of such suite have been used in more than 10 exhibitions in China. Youzhan Cloud Intelligent Exhibition Suite is our key product, covering most of the major business cycles in an exhibition. The software was developed for exhibition venues, exhibition organizers, exhibitors, visitors and potential buyer of exhibited products (“buyers”). It provides management, marketing, registration and other services throughout the business cycle from the preparation stage, exhibition, and follow up phases of an exhibition. Our exhibition and conference software include the following suites:

•        In the preparatory phase of an exhibition, our system assists in event preparation, booth division, pre-registration of exhibitors and buyers, marketing to buyers, and exhibition promotion.

•        During the exhibition, our system provides intelligent on-site service, connecting entrance control devices such as turnstiles and entrance gates to the exhibition hall with multi-recognition technologies such as facial recognition, quick response (“QR”) code and smart identification (“ID”) card. The system also can capture real-time attendance data for further analysis. Our system also allows on-site ticket and badge printing/generation, with central database of our customers’ updated in real time.

•        After the exhibition, our customers can use the software to perform multi-dimensional analysis of visitors with data stored in their databases to understand user experience and improve future exhibitions.

The Youzhan Cloud Intelligent Exhibition Suite includes Exhibition Intelligent Management System, Buyer Relationship Management System, Exhibitor Service System, and Exhibition Intelligent Work Order System.

•        Exhibition Intelligent Management System: This is the core system developed for exhibition organizers. Through its linkage with other systems such as Buyer Relationship Management System and Exhibitor Service System, it connects and updates the exhibition site data and monitors the exhibition operation cycle in real time, including those data concerning event registration, exhibitor and visitor admission, and venue entry records.

•        Buyer Relationship Management System:    Through the analytics of historical data stored by our customers, such as personal information, enterprise information, exhibition preferences and procurement needs, the Buyer Relationship Management System would identify groups of buyers with similar preferences, thereby improving marketing efficiency and accuracy in matching potential buyers and sellers, increasing the success rate of marketing effort, and reducing marketing costs.

•        Exhibitor Service System:    The Exhibitor Service System was developed for exhibitors. It facilitates exhibitors to fill in or upload all materials related to the exhibition. The Exhibitor Service System also provides functions concerning notice and announcement, contract management, financial management, booth management, certificate management and bidding information.

•        Exhibition Intelligent Work Order System:    The Exhibition Intelligent Work Order System is usually acquired and managed by exhibition venues but is used by exhibition organizers, exhibitors and third-party service providers. The system allows its users to integrate the whole process of arranging an exhibition, obtaining the relevant approvals from venue owners for holding exhibitions, purchasing network and utilities services by the exhibitors online, troubleshooting and requesting repair, cost tracking, preparing financial statements and providing customer feedback. It allows exhibition organizers to complete all exhibition application procedures and monitor the progress of the applications online.

All of the above systems of Youzhan Cloud Intelligent Exhibition Suite could collectively function as a system, but each may function separately as a standalone program. In addition to the intelligent exhibition system and software systems stated above, we also design unique exhibition websites, online exhibition halls, product line presentations, and online live broadcasting rooms and provide online exhibition system services for exhibitions. The service can be delivered via personal computers, mobile web pages, WeChat mini-programs, and mobile apps.

Online Exhibition System

The COVID-19 pandemic and its related social distancing rules had adversely affected the exhibition industry in the PRC. In response, we launched a new comprehensive online exhibition system in 2020. Combined with online presentation, our system provides comprehensive support functions ranging from online exhibition arrangement, online presentation, online business discussion and negotiation. Despite the COVID-19 pandemic and the cancellation of physical conventions and exhibitions, our online exhibition system connects exhibition organizers, exhibitors and visitors, enhancing the business stickiness between organizers and exhibitors. In addition, videos from the live broadcasts can be recorded and distributed through any media platforms such as Facebook and Twitter, further enhancing the reach of our customers’ exhibitions to potential overseas buyers.

Exhibition and Conference Hardware

In addition to software, we provide exhibition and conference services and equipment to exhibition or conference organizers. The equipment includes entrance gates, ticketing machines, ticket readers, facial recognition equipment, and personnel required to manage the equipment. The service contract is usually for a fixed period covering the set-up time and the exhibition or conference period. We may also sell hardware to our customers, primarily to incentivize our customers to use our software.

Competitive Strengths

We believe that our competitive strengths that distinguishes us from our competitors and contributes to our success include the following:

•        The breadth and depth of our expertise in exhibition business and property management business.    We have developed expertise in the industries that we operate. Our product designers and sales support staff work with exhibition organizers and venue owners from an early stage in preparing an exhibition to its closing, gaining first-hand knowledge of the issues in the exhibition industry. This knowledge allows us to develop products that meet the needs of the participants and improve the efficiency of the trade. In the property management business, we have a team member with senior management experience in a major property management company in the PRC, who can use his expertise to guide us in the right directions. The property management system that we launched addresses key demands of small- to medium-sized companies while also has the potential to be scaled up for major operators.

•        The complete solution approach and the quality of the service we offered.    Our expertise allows us to anticipate the need of the industries and develop software systems that are adaptable to the demands of industrial players. For example, in 2021, we introduced a gate control system that integrated facial recognition, temperature measuring and ID reading capabilities to assist exhibition organizers and venue owners to minimize COVID-19 risk. This system is widely used by our customers. Our reputation as a reliable and efficient software developer has earned us contracts from major customers in a competitive market.

•        Our market reputation, track record and marketing and selling skills.    Our sales and marketing team comprises of mainly technical staff with product design and programming expertise. We believe this approach allows us to communicate more effectively with our customers or potential customers, which provides us with first-hand knowledge of our customers’ needs, allowing us to develop software that meets their requirements quickly.

Growth Strategy

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

•        Grow revenue with existing and new customers — We intend to pursue additional revenue opportunities from existing customers. We will focus on continuing to deliver high quality software and services and identifying additional opportunities with existing customers as they will continue to constitute a significant portion of our revenues and medium-term growth. We will also continue to target certain new customers, using our comprehensive service and software offerings, combined with increasingly deep domain expertise in the exhibition industry and property management industry.

•        Continue to invest in research and development, deepen domain expertise and develop specific solutions for target industry verticals — We will continue to enhance our domain knowledge in the exhibition industry and property management industry and relevant business-specific processes. As our industry and service expertise grow, we intend to leverage the knowledge accumulated in our work with our customers to more effectively address their business-specific needs. In addition, we plan to continue investing in research and development (“R&D”), focusing on developing solutions that leverage our industry experience and R&D capabilities, to combine proprietary applications with our services to best address customer needs.

•        Continue to invest in training and development of our human capital base — We place a high priority on attracting, training, developing and retaining our human capital base to further increase our competitiveness. We will build and train our professional talent pool to ensure the sustainable supply of IT talent resources.

•        Drive efficiencies through ongoing improvements in operational excellence — We strive to gain significant operating efficiencies by leveraging historical and ongoing investments in infrastructure, R&D and human capital. We operate our business on a single, integrated system, with centralized functions which provide significant economies of scale across our business, as well as cross service offerings. We also expect to continue investing in our own IT infrastructure and more advanced technologies, such as cloud computing, to allow us to enhance our scalability and continue to grow in a more cost-effective fashion. As part of expanding our scale, we intend to continue building up training centers tailored to our human capital needs to deploy human capital more efficiently, thereby improving overall resource utilization and productivity.

Marketing and Sales

We target to become the primary provider of IT services and software for each of our customers. We seek to acquire new account relationships through face-to-face field sales, and targeted direct marketing to increase awareness of our solutions. Our product design team is also our main sales team as they can better explain the salient features of our products to our potential customers. Most of our potential customers have their IT expert on their team and prefer a more technical sales presentation. We also specifically target small and medium-sized enterprise companies in the exhibition industry and property management industry, primarily in PRC.

In the property management sector, our management team can leverage its experience in the sector to pitch and customize our software solutions to potential clients. We often receive referrals from existing clients for potential opportunities. We may also submit pitches to potential clients directly. In particular, our Co-CEO, Mr. Ye Tao’s past service as a senior executive for Times China Holdings Limited provides us with unique insight into developing and tailoring our product offerings to property management companies. For each case, our sales support and technical sales personnel work closely with the potential client in understanding their needs, propose and present a demo system in the business pitch, and continuously engage with the client to identify the optimal solutions.

In the exhibition and conference sector, we rely on our long-standing relationships with our key clients in the sector, such as Canton Fair Advertising Co. Ltd., to develop new opportunities. For example, we are a panel supplier — a small group of pre-qualified suppliers who maintain long-standing relationships with the selecting client — for Canton Fair Advertising Co. Ltd., and have been a long-time collaborator with various projects with the company. As exhibition organizers like Canton Fair Advertising Co. Ltd. and CISMEF often organize various exhibitions and conferences throughout the region and country at various locations and different time of the year, we have the opportunity to pitch and potentially serve as a vendor for various exhibitions over the year. If the exhibitions are government-run, we may go through a formal bid process for government contracts. For each exhibition where we serve as a vendor, we have the opportunities to develop working relationships with the exhibitors who may use or see our software or services and develop further relationships and potential projects. As we build our brand in the sector with our services, we have developed a reputation for providing quality, customized exhibition and conferencing solutions for exhibitions of different sizes or needs.

For both property management and exhibition and conference solutions, our pricing structure is primarily based on our estimated work hours and numbers of personnel needed for completing the project. Based on the information and request, we provide an internal estimate for the numbers of hours and number of personnel needed for each project, calculate using our internal hourly baseline rates, and finally adjust the overall price based on relationship and competitive considerations.

In the solar energy space, we establish ourselves by participating in exhibitions and fairs to showcase our products, and use contacts at forums and industrial groups to develop relationships with potential clients and discuss collaborating opportunities. For products in this sector, we offer both standardized and customized software solutions, with our standardized product priced based on the power-generation capacity a client manages, and our customized product priced using a base price and a sliding price scale based on numbers of units a solar power stations the client will need to manage.

We have an integrated marketing team with our sales support and technical sales personnel working closely to support our marketing functions. Our technical sales team is essentially part of our product and technology development teams, with personnel supporting each pitch on an ad-hoc basis. They work closely with potential clients to identify the needs, provide suggested solutions and showcase demo products to potential clients. The technical sales team is further supported by one sale support personnel, providing support services to our technical sales team in compiling pitch materials and providing technical onboarding and training for customers.

Competition

The market for IT services is highly competitive and we expect the competition to intensify. We believe that the principal factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing skills and price. Domestically, we face competition from the following major competitors: Eastfair Technology Company Limited, Shanghai Tonggao Information and Technology Company Limited, Shenzhen Jeez Technology Co Ltd., and Guangdong Cyberway Information and Technology Company Limited. Internationally, we face competition from the following major competitors: iChef Co., Ltd., Everywhere Limited, and Eats365 Inc. These competitors are all larger companies and possess a considerable market share in IT services industry. While compared with above competitors, as an IT business solution provider, we have been focusing on delivering consulting and solutions services to companies in the exhibition industry and property management industry.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to their success, and we rely on copyright, trademark and patent law in PRC, as well as confidentiality procedures and contractual provisions with their employees, contractors and others to protect their proprietary rights.

The Company has registered the following software copyrights with the Copyright Protection Center of China, the national copyright registration agency supervised by the National Copyright Administration of China:

No.	Software Name	Registration No.	Version	Development Completed Time	Registration Date
1	Youlin community cloud smart community platform (友邻社区云智慧社区平台)	2022SR0560962	V2.0	2019-2-25	2022-5-6
2	Youlin community cloud financial management system (友邻社区云财务管理系统)	2022SR0309524	V2.0	2019-2-25	2022-3-4
3	Youzhan cloud intelligent ticket management system (友展云智能票证管理系统)	2019SR1209673	V1.0	2018-12-1	2019-11-25
4	Youzhan cloud online registration system (友展云在线报名登记系统)	2019SR1209674	V1.0	2018-12-1	2019-11-25
5	Youzhan cloud exhibitor integrated service system (exh) (友展云参展商综合服务系统(exh))	2022SR0240414	V1.0	2021-12-15	2022-2-17
6	Youlin community cloud house rental and sale system (友邻社区云房屋租售系统)	2022SR0321475	V1.0	2021-12-15	2022-3-8

Corporation Information

Our principal executive offices are located at B046 of Room 801, 11 Sixing Street, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC. Our registered office in the BVI is at Vistra Corporate Service Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. We maintain a website at www.youlinyun.cn.

Employees

As of the date of this prospectus, we have 30 employees. Our employees are not represented by a labor union, and we believe that we have good relations with our employees. The functional areas of our employees are as follows:

	June 30, 2023	June 30, 2022	Change
Technology	13	13	(0)
Operation & Administration	3	4	1
Management	4	4	(0)
Total	20	21	1

Facilities

The Company has leased for the following two locations:

Facility	Address	Monthly Rent	Space (m2)	Lease terms
Guangzhou Sanyi Network Office	Room 701-702, Building A, Sun Yat-sen University Science Park, Zhongdapu District, 135 Xingang West Rd, Haizhu District, Guangzhou, Guangdong Province	RMB 18,092.95 (US$2,602)	190.45	April 1, 2023 to March 31, 2024
Guangzhou Sanyi Network Warehouse	First Floor, 11 Dongerxiang, Xinyi Rd, Caohe, Qiaonan Street, Panyu District, Guangzhou, Guangdong Province	RMB1,200 (US$173)	100	March 6, 2023 to March 5, 2024
Guangzhou 3E Network Office	B046 of Room 801,11 Sixing Street Huangge Town, Nasha District, Guangzhou, Guangdong Province	RMB7,400 (US$1,067)	200	May 25,2023 to May 24,2024

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Note: The current leases for both locations do not provide for automatic renewal. New agreements need to be reached for renewal of either leases.

The operating lease expenses amounted to US$19,078 and US$27,606 for the years ended June 30, 2023 and 2022, respectively. As of June 30 ,2023 and 2022, we have no operating lease commitment for more than 1 year.

We believe our facilities are sufficient for our business operation.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of PRC and regulations in a number of areas including, but not limited to, areas of labor and employment, advertising, e-commerce, tax, data privacy requirements, anti-competition, and environmental, health, and safety. We have implemented policies and procedures designed to help comply with applicable laws and regulations. We strive to stay up to date on any new laws or regulations that appear that affect the Company or our customers in order to provide custom IT solutions that comply with such laws and regulations.

REGULATIONS

Regulations Related to our Business Operation in PRC

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the SAFE, the Ministry of Commerce (the “MOFCOM”), the National Development and Reform Commission (the “NDRC”), the State Administration for Market Regulation (the “SAMR”), formerly known as the State Administration for Industry and Commerce (the “SAIC”), the Ministry of Civil Affairs (the “MCA”), and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, whose latest version was amended and promulgated by the SCNPC and became effective on October 26, 2018. The Company Law generally governs two types of companies, namely limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of registered capital they have contribute. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2021 Negative List shall be classified as industries permitted for foreign investment. None of our businesses are on the 2021 Negative List, nor on the 2020 Negative List. Therefore, the Company is able to conduct its business through its indirect wholly-owned PRC subsidiaries and wholly-owned Hong Kong subsidiary without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. Investment activities in the PRC by foreign investors were principally governed by the Catalogue of Industries for Guiding Foreign Investment, which was promulgated by the MOFCOM and the NDRC and was abolished by the 2021 Negative List and Catalogue of Industries for Encouraging Foreign Investment (2022 version), or the “Encouraging List”. The 2021 Negative List sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment.

Regulation Relating to Wholly Foreign-owned Enterprises

The abovementioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2020 Negative List or the 2021 Negative List. Since our current and planned business is not on the 2020 Negative List or the 2021 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress of China, has enacted the Decisions on Preserving Internet Security in December 2000, which was further amended in August 2009 and subjects violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; (v) infringe intellectual property rights or damage business credit or reputation of others; (vi) intentionally make, spread computer viruses and other destructive programs, attack computer systems and communication networks which lead to damages to such systems and networks; (vii) carry out theft, fraud, racketeering through internet; and (viii) other activities prohibited by relevant laws and regulations. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1997 and amended it in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the customer’s information; (ii) any severe effect due to leakage of the customers’ information, (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we operate website and apps and providing certain internet services mainly through our website and apps. The Cybersecurity Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and the requirements for internet information service providers to take technical and other necessary measures to ensure the security of personal information collected from being divulged, damaged or lost. Any violation of the Cybersecurity Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites or criminal liabilities.

Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013 and implemented in September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was implemented on August 1, 2016 and amended June 14, 2022. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, or producing, copying, issuing or disseminating through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications.

In June 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective on September 1, 2021. The Data Security Law is formulated for data security and data protection, and sets forth the requirements for enterprises to serve as the first responsibility bearer for safeguarding data security. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security. We may be subject to such requirements as we operate website and apps, and provide certain internet services mainly through our website and apps. The Data Security Law further requires the entities conducting data handling activities by using the internet shall, based on the graded cybersecurity protection system, establish a data security management system across the entire workflow, organize and conduct data security education and training, and adopt the corresponding technical measures and other necessary measures to ensure data security.

The Cybersecurity Review Measures, or the Review Measures, which were promulgated on April 13, 2020, and amended December 28, 2021, became effective on February 15, 2022. The Review Measures provide that online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. On November 14, 2021, the CAC promulgated the Data Security Management Regulations Draft to solicit public opinion and comments, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently make decisions on the purpose and manner of processing in data processing activities.

The Review Measures also provide that if a critical information infrastructure operator, or CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this prospectus, we have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. We do not believe that we are subject to the cybersecurity review by the CAC for this offering, given that: (i) we are a company that provide business-to-business software solutions that does not maintain data of individuals on our server as of the date of this prospectus; and (ii) data processed in our business is less likely to have a bearing on national security, thus making it unlikely for such data to be classified as core or important data by the authorities.

As of the date of this prospectus, the Data Security Management Regulations Draft were released for public comment only. There remains substantial uncertainty with respect to its final content, adoption timeline or effective date. It also remains uncertain as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Management Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. It is possible that CAC may require us to file for cybersecurity review. The cybersecurity review procedure usually takes 55-70 business days or even longer in some special cases to complete.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001 and 2010 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Computer Software Copyright Registration Procedures in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982 and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementation Regulation of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020 respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

Domain Names

In May 2012, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration setting forth the detailed rules for registration of domain names. In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be reported to and registered with SAMR and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas Special Purpose Vehicles (SPV), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•        the Company Law (2018 Revision);

•        the Foreign Investment Law

•        the Regulations on the Implementation of Foreign Investment Law

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, Guangzhou Sanyi Network and Guangzhou 3E Network, as wholly foreign-owned enterprises, are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five supporting guidelines, which will become effective on March 31, 2023. According to the Trial Administrative Measures, among other requirements, (1) a domestic company that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC, failure of which may result in administrative penalties for the domestic company; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

On the same day, the CSRC also held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory agencies or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; and (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory agencies or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009, and the revised Archives Rules became effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, which became effective in January 2008 and was amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the Ministry of Human Resources and Social Security issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory agencies.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended October 25, 2013 and implemented on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, MOF and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the MOF on December 25, 1993 and subsequently amended December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the MOF, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, starting from April 1, 2019, the VAT rate was lowered to 13%.

Regulations Related to the British Virgin Islands

Regulations related to the BVI Data Protection Act, 2021

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the BVI on 9 July 2021. The BVI DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Protection Principle and the Access Principle) which require that:

•        personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the BVI, unless there is proof of adequate data protection safeguards or consent from the data subject;

•        where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

•        a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

•        personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

•        a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

•        personal data must not be kept for longer than is necessary for the purpose;

•        personal data must be accurate, complete, not misleading and kept up to date; and

•        a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include

•        processing sensitive personal data in contravention of the BVI DPA;

•        willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

•        willfully disclosing personal information in contravention of the BVI DPA; and

•        collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

•        any information available to the data controller as to the source of the personal data and the data subject’s right to request access to and correct the personal data. Where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the BVI DPA may institute civil proceedings in the BVI courts.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and management of the Company.

Name	Age	Position(s)
Ye Tao	39	Co-Chief Executive Officer
Tingjun Yang	41	Co-Chief Executive Officer
Joseph Shu Sang Law	63	Chairman
Hui Wang	39	Chief Financial Officer and Director
Zhaolai Deng	37	Chief Product Officer
Zhiyong Lin	36	Chief Technology Officer
Haodong Li	41	Chief Operating Officer

The following is a brief biography of each of our executive officers and directors:

Mr. Ye Tao, 39, Co-Chief Executive Officer. Mr. Tao founded Guangzhou Sanyi Network, our main operating subsidiary, and has served as its Chief Executive Officer since May 2017. A veteran in the technology and real estate sectors with more than 15 years of professional experience, Mr. Tao most recently served as a vice president at Times China Holdings Limited (HKEX: 1233), a Chinese real estate developer, between July 2015 to May 2017. At Times China, Mr. Tao founded and led its Smart Community Project and property management software solution portfolios. Before that, Mr. Tao served as vice president for market operations at Guangzhou Shengcheng Mama Internet Technology Co. Ltd., an e-commerce business, from March 2015 to July 2015. Earlier in his career, Mr. Tao spent almost a decade at Global Market (Asia) Group, a business-to-business (B2B) trading platform. From June 2006 to February 2015, Mr. Yao rose through the ranks to serve as a marketing director. In his role at Global Market Group, he founded and managed Feifei Mall, a direct-to-consumer household e-commerce website. Mr. Tao received his bachelor’s degree in international trade from Jinan University, Guangdong Province, China in 2006.

Dr. Tingjun Yang, 41, Co-Chief Executive Officer. Dr. Yang first joined HK 3e Network in October 2023 as its chief executive officer. Previously, from September 2013 to September 2023, Dr. Yang served as head of technology for Hangzhou Phantec Co. Ltd., a technology company he helped found that focuses on data analytics and data mining. Dr. Yang has extensive research experience in data analytics. Before helping establish Hanzhou Phantec Co. Ltd., from June 2010 to September 2013, Dr. Yang spent almost three years conducting research and working on his PhD dissertation in computer science at his alma mater, Zhejiang University. From July 2009 to June 2010, Dr. Yang served as a structure engineer for Alibaba Cloud Computing Co. Ltd., the cloud computing division of Alibaba Group, one of the largest Chinese technology companies. Dr. Yang received his PhD in computer science in 2015 and his Bachelor’s degree in computer science in 2004, both from Zhejiang University.

Mr. Joseph Shu Sang Law, 63, Chairman and member of the Board of Directors. An avid PRC investor and experienced executive, Mr. Law joined our Company as an investor and controlling shareholder in November 2018. Mr. Law has served as director of Sunny Capital Limited, a personal investment holding company, since July 10, 1993, and Harbour Well Limited, another personal holding investment company, since March 2012. With extensive experience in financial management and public company operations, Mr. Law previously served as an non-executive director for Zhuguang Holdings Group Company Limited (HKEX: 1176), a real estate developer, between June 2012 to May 2015, and as an executive director of Soluteck Holdings Limited (HKEX: 8111, now known as China Technology Industry Group Limited), a PRC company focused on the development of new energy and solar energy technologies, between July 2010 to October 2010. Earlier in his career, Mr. Law held senior positions in investment banking with major international investment banks in Hong Kong before starting running his personal investment business in 2002. He received a bachelor’s degree in accounting from Cardiff University, UK in 1983, and is a member of the Institute of Charter Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountant.

We believe that Mr. Law qualifies as the Chairman and a member of our Board, because of his extensive experience in financial investment, management and accounting.

Ms. Hui Wang, 39, Chief Financial Officer and member of the Board of Directors. Experienced in corporate finance, Ms. Wang joined Guangzhou Sanyi Network as Vice President in April 2020, advising the company on corporate and investment matters and facilitating the process for US listing. From February 2018 to March 2020, she served as the Vice President of Investment Banking Department of Hong Kong Standard Perpetual Asset Management Limited, an asset manager, providing clients with consulting services on many complex matters involving IPO, private equity, venture capital, foreign direct investment, cross-border mergers and acquisitions, corporate governance, etc. From June 2016 to January 2018, she served as Vice President of Shenzhen HaidunYinghua Fund Technology Co., LTD., a financial technology company, responsible for the overall operation and management of the company. From July 2009 to March 2016, she worked for Vtech (HKSE: 303), an electronic learning product provider, and Samsung Group, the South Korean electronics conglomerate, respectively, in various corporate management positions. Ms. Wang received her bachelor’s degree in business management from Shenzhen University, Guangdong Province, China in 2008.

We believe that Ms. Wang qualifies as a member of our Board, because of her knowledge about the U.S. securities market and corporate management experience.

Mr. Zhaolai Deng, 37, Chief Product Officer. Mr. Deng joined Guangzhou Sanyi Network, our main operating subsidiary, in August 2017, and has served as its Chief Product Officer ever since. In his role, he leads the planning, design and development of our software solutions. Before joining Guangzhou Sanyi Network, Mr. Deng served as the product director at Guangzhou Feigou Import and Export Co., Ltd., a cross-border e-commerce website, from October 2015 to July 2017, where he led the development and management of the company’s online shopping platform. Before that, Mr. Deng served as a senior product manager at Global Market (Asia) Group, a B2B trading platform, between September 2009 to May 2014, where he focused on the development and management of its online shopping platform. Mr. Deng started his career as a product manager between July 2007 and January 2008 at HSBC Software Development Guangdong Co., Ltd., an IT solution subsidiary of HSBC, the global financial institution. Mr. Deng received his bachelor’s degree in software engineering from Jilin University, Jilin Province, China in 2007.

Mr. Zhiyong Lin, 36, Chief Technology Officer. The head of our IT team, Mr. Lin joined Guangzhou Sanyi Network, our main operating subsidiary, in September 2017, and has served as its Chief Technology Officer ever since. Before joining Guangzhou Sanyi Network, Mr. Lin served as technical director for Guangzhou Shengcheng Mama Internet Technology Co., Ltd., an e-commerce business, between April 2015 to August 2018. Prior to his position at Shengcheng Mama, Mr. Lin worked at Global Market (Asia) Group, a B2B trading platform, as its technical director, between July 2013 to April 2015. At Global Market Group, he was responsible for the establishment of the online platform for Feifei Mall, a DTC household e-commerce website. Earlier in his career, Mr. Lin also served as a technical partner for Changsha Candy Network Co. Ltd., a social networking platform, between October 2012 to May 2013, and as an engineer for 39.net, a health and medical information service provider in China, between May 2008 to September 2012. Mr. Lin received his bachelor’s degree in computer science and technology from Guangdong University of Technology, Guangdong Province, China in 2008.

Ms. Haodong Li, 41, Chief Operating Officer. Ms. Li joined Guangzhou Sanyi Network, our main operating subsidiary, in September 2017, as Chief Operating Officer. In this role, Ms. Li oversees operation, corporate and marketing functions of our businesses. Ms. Li has more than a decade of experience in business development and marketing. Previously, she served as a business development director at Times China Holdings Limited (HKEX: 1233), a real estate developer, between January 2016 to August 2017, where she was responsible for the business development of the community management platforms of the company. Before that, she spent more than nine years between February 2006 to December 2015 as a marketing specialist at Global Market (Asia) Group, the B2B trading platform, where she served in the sales and marketing department and rose to the position as marketing manager. Ms. Li received her bachelor’s degree in international business management from Guangdong University of Foreign Studies, Guangdong Province, China in 2004, and her master’s degree in project management from the University of Manchester, UK in 2005.

[•]

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering. Our board of directors have determined that our three independent director appointees, [•], [•], and [•] satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under BVI law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In  exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our Amended and Restated Articles or the BVI Act. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•        appointing officers and determining the term of office of the officers;

•        authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•        maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors, which currently consists of [•], is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon closing of this offering: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [•], [•], and [•]. [•] will be the chairman of our audit committee. We have determined that [•], [•], and [•] will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that [•] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [•], [•], and [•] upon the effectiveness of their appointments. [•] will be the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•        approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

•        reviewing periodically and approving long-term incentive compensation or equity plans, if any;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [•], [•], and [•] upon the effectiveness of their appointments. [•] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this prospectus, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

COMPENSATION

Compensation of Executive Officers

For the years ended June 30, 2023, we paid an aggregate of RMB1,147,045 (or $164,957) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Agreements with Named Executive Officers

We entered into employment agreements with each of our executive officers on [•], with retroactive effect to [•]. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement [•] days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

In addition to the above-mentioned employment agreements, Ye Tao entered into an employment agreement on June 10, 2022 with Guangzhou Sanyi Network, one of our PRC subsidiaries. Pursuant to such employment agreement, Mr. Tao agreed to provide services as Chief Executive Officer of Guangzhou Sanyi Network. The employment agreement has no limited terms, and provide for an annual remuneration of RMB240,000 (or $34,514).

Furthermore, Dr. Tingjun Yang entered into an employment agreement on October 12, 2023 with HK 3e Network. Pursuant to such employment agreement, Ms. Wang agreed to provide services as chief executive officer of HK 3e Network. The employment agreement has no limited terms, and provide for an annual remuneration of RMB240,000 (or $34,514).

Furthermore, Hui Wang entered into an employment agreement on July 1, 2023 with Guangzhou Sanyi Network. Pursuant to such employment agreement, Ms. Wang agreed to provide services as [chief financial officer] of Guangzhou Sanyi Network. The employment agreement has no limited terms, and provide for an annual remuneration of RMB240,000 (or $34,514).

Furthermore, Zhaolai Deng entered into an employment agreement on August 8, 2021 with Guangzhou Sanyi Network. Pursuant to such employment agreement, Mr. Deng agreed to provide services as chief product officer of Guangzhou Sanyi Network. The employment agreement has no limited terms, and provide for an annual remuneration of RMB240,000 (or $34,514).

Zhiyong Lin entered into an employment agreement on September 27, 2020 with Guangzhou Sanyi Network. Pursuant to such employment agreement, Mr. Deng agreed to provide services as chief technology officer of Guangzhou Sanyi Network. The employment agreement has no limited terms, and provide for an annual remuneration of RMB 345,996 (or $49,758).

Haodong Li entered into an employment agreement on July 1, 2022 with Guangzhou Sanyi Network. Pursuant to such employment agreement, Mr. Deng agreed to provide services as general manager (chief operating officer) of Guangzhou Sanyi Network. The employment agreement has no limited terms, and provide for an annual remuneration of RMB240,000 (or $34,514).

Compensation of Directors

For the year ended June 30, 2022, we did not compensate our directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our Ordinary Shares; and

•        each person known to us to own beneficially more than 5.0% of our Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [•] Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [•] Ordinary Shares outstanding following the sale of [•] Ordinary Shares in the offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have [•] shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers(1):
Shu Sang Joseph Law	770	77%		%	%
All directors and executive officers as a group	770	77%		%	%

5% Principal Shareholders:
Vast Profit Ventures Limited(2)	50	5%		%	%
State-of-the-Art International Limited(3)	60	6%		%	%
Vanguard First Limited(4)	60	6%		%	%
Great Name Group Limited(5)	60	6%		%	%

____________

(1)      Unless otherwise indicated, the business address of each of the individuals is B046 of Room 801, 11 Sixing Street Huangge Town, Nansha District Guangzhou, Guangdong Province, PRC.

(2)      Vast Profit Ventures Limited is a limited liability companies incorporated under the British Virgin Islands laws and wholly-owned by Mr. Dejun Yu. The address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands. The person having voting, dispositive or investment powers over the entity is Mr. Dejun Yu.

(3)      State-of-the Arts International Limited is a limited liability companies incorporated under the British Virgin Islands laws and wholly-owned by Mr. Steve Sim Yuan Ning. The address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands. The person having voting, dispositive or investment powers over the entity is Mr. Steve Sim Yuan Ning.

(4)      Vanguard First Limited is a limited liability companies incorporated under the British Virgin Islands laws and wholly-owned by Mr. Wan Zhen Wang. The address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands. The person having voting, dispositive or investment powers over the entity is Mr. Wan Zhen Wang.

(5)      Great Name Group Limited a limited liability companies incorporated under the British Virgin Islands laws and wholly-owned by Mr. Keok Lian Lim. The address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands. The person having voting, dispositive or investment powers over the entity is Mr. Keok Lian Lim.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

A related party is defined as any person who is or was (since the beginning of the last fiscal year, even if such person does not presently serve in that role) (a) an enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company; (b) an associate, which is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company; (c) an individual owning, directly or indirectly, more than 10% of any class of the Company’s voting securities, and immediate family members of such individual; (d) an executive officer, director or nominee for director of the Company and immediate family members of such individual; and (e) an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence (which includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company).

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this prospectus.

Material Transactions with Related Parties

The following is a list of the related parties with whom we have conducted transactions during the three years ended June 30, 2021, 2022 and 2023 and up to the date of this prospectus, and the description of their relationship with us:

Name of the related parties	Relation with the Group
Mr. Joseph Shu Sang Law	Chairman of board of director
Ms. Haodong Li	General manager (chief operating officer)
Mr. Ye Tao	Chief executive officer
Mr. Zhaolai Deng	Chief product officer
Mr. Zhiyong Lin	Chief technical officer
Vast Profit Ventures Limited	Shareholder

Amount due from related parties

Amount due from related parties represents cash advanced to these parties for business development, administrative or operational expenses incurred by the following individuals in connection with their employment or services the Company.

	From June 30, 2023 to present	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
	US$	US$	US$	US$
Mr. Ye Tao		5,975	6,469	6,711
Ms. Haodong Li		—	1,493	—
Mr. Zhaolai Deng		—	83	1,084
Mr. Zhiyong Lin		1,324	—	—
Vast Profit Ventures Limited		—	1,885	1,905
		7,299	9,930	9,700

Amount due to related parties

Amount due to a related party represents interest-free loan payable to the shareholder used for daily operation. These payables are interest-free and has no maturity date. As of the date of date of this financial statement, nil of the payable has been settled.

	From June 30, 2023 to present	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
	US$	US$	US$	US$
Mr. Joseph Shu Sang Law		551,867	1,148,042	2,098,234
		551,867	1,148,042	2,098,234

Specific Transactions

The related party transactions summarized by different natures are as follows:

	From June 30, 2023 to present	For the year ended June 30, 2023	For the year ended June 30, 2022	For the year ended June 30, 2021
	US$	US$	US$	US$
Advance from related party for daily operation
Ms. Haodong Li		(1,438)	1,549	—
Mr. Ye Tao		—	—	(3,020)
Mr. Zhaolai Deng		(81)	(998)	1,057
Mr. Zhiyong Lin		1,381	—	—
Loan borrowed from related party
Mr. Joseph Shu Sang Law		1,496,001	1,403,954	387,121
Loan repaid to related party
Mr. Joseph Shu Sang Law		2,038,083	2,314,875	25,237
Loan repaid from related party
Vast Profit Ventures Limited		1,887	—	1,907

Employment Agreements

See “Executive Compensation — Agreements with Named Executive Officers”.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as a BVI business company under the laws of the BVI on October 6, 2021. As of the date of this prospectus, we were authorized to issue a maximum of 50,000 shares which consisted of Ordinary Shares with a par value of $1 per share.

As of the date of this prospectus, there were 1,000 Ordinary Shares issued and outstanding.

On [•], 2023, we effectuated a forward split of the Ordinary Shares of the Company at a ratio of [•]-for-[•] to increase our authorized shares from [•] Ordinary Shares with a par value of $[•] per share to [•] Ordinary Shares with a par value of $[•] per share (“[•] Forward Split”). As a result of the [•] Forward Split, we now have [•] Ordinary Shares issued and outstanding as of the date hereof.

Ordinary Shares

General

All of our issued shares are fully paid and non-assessable. Certificates evidencing the shares are issued in registered form. There are no limitations imposed by our Amended and Restated Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended and Restated Articles. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in our Amended and Restated Articles, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation

As permitted by the BVI Act and our Amended and Restated Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, (Revised Edition 2020) as amended.

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

If at any time, the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under our Amended and Restated Articles, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50 percent of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If No quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our Amended and Restated Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its Amended and Restated Articles (with any amendments) and records of license fees paid to date and will also disclose any certificates of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our Amended and Restated Articles, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find More Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Authorised Shares

We may from time to time by resolution of our board of directors or, subject to our Amended and Restated Articles:

•        amend our Amended and Restated Articles to increase or decrease the maximum number of shares we are authorized to issue;

•        split our authorized and issued shares into a larger number of shares;

•        combine our authorized and issued shares into a smaller number of shares; and

•        create new classes of shares with preferences to be determined by resolution of the board of directors to amend the Amended and Restated Articles to create new classes of shares with such preferences at the time of authorization.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) No conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and No cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) No proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the BVI Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the members proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our Amended and Restated Articles be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

•        the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

•        it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI Court is also required to have regard to the following matters:

•        whether the shareholder is acting in good faith;

•        whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

•        whether the action is likely to proceed;

•        the costs of the proceedings in relation to the relief likely to be obtained; and

•        whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

Our Amended and Restated Articles provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the Amended and Restated Articles, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Amended and Restated Articles

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The Amended and Restated Articles of the company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under BVI law, our directors in the exercise of their powers granted to them under our Amended and Restated Articles and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Amended and Restated Articles. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our Amended and Restated Articles, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)     vote on a matter relating to the transaction;

(b)    attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)     sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the BVI Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing. Under BVI law a BVI company may remove the option to pass resolutions in writing by amending its memorandum and articles of association.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our Amended and Restated Articles allow our shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is No requirement under BVI law to hold shareholders’ annual general meetings, but our Amended and Restated Articles do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our Amended and Restated Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute and our Amended and Restated Articles does not provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Amended and Restated Articles, we may appoint a voluntary liquidator by a resolution of the shareholders, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our Amended and Restated Articles be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our Amended and Restated Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (Revised Edition 2020), as amended. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and though we intend to apply listing on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have [•] Ordinary Shares issued and outstanding. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of [•] days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the Underwriters.

Furthermore, each of our directors, executive officers, and principal shareholders ([•]% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of [•] months from the effective date of this registration statement, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. See “Underwriting” for more information.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to person in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        pension plans;

•        cooperative;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•        persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Ordinary Shares through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Ordinary Shares; or

•        persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.      The actual days in the United States in the current year; plus

2.      One-third of his or her days in the United States in the immediately preceding year; plus

3.      One-sixth of his or her days in the United States in the second preceding year.

We urge potential purchasers of our ordinary shares to consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

Material PRC Income Tax Considerations

The following brief description of PRC enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the BVI and we gain substantial income by way of dividends paid to us indirectly from Guangzhou Sanyi Network through HK 3e Network. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of the PRC; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of the PRC; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of the PRC.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of 3e Network, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that 3e Network and HK 3e Network should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, our PRC subsidiaries are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that 3e Network is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event 3e Network is determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Profits Taxation

Our subsidiary, HK 3e Network, is a Hong Kong entity subject to the two-tier profits tax rates system, which was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong, and applies for a year of assessment commencing on or after 1 April 2018.

Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%. If an entity has one or more “connected entities”, the Ordinance only allows the one which is nominated to be chargeable at the two-tiered rates to be eligible for the two-tier tax rate benefit, and the others are not qualified for the two-tiered profits tax rates for the same year of assessment. The nominated entity may make an election for the two-tiered profits tax rates by declaring in its Profits Tax Return, and the election, once made, is irrevocable. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control of the same entity; or (3) in the case of the first entity being a natural person carrying on a sole proprietorship business — the other entity is the same person carrying on another sole proprietorship business. In general, an entity has control over another entity if the first-mentioned entity, whether directly or indirectly through one or more than one other entity, (1) owns or controls more than 50% in aggregate of the issued share capital of the latter entity, (2) is entitled to exercise or control the exercise of more than 50% in aggregate of the voting rights in the latter entity; or (3) is entitled to more than 50% in aggregate of the capital or profits of the latter entity.

HK 3e Network had not derived any estimated assessable profits for Hong Kong profits tax purpose for the years ended 31 December 2022, 31 December 2021 and 31 December 2020.

In respect of foreign derived income received by our Hong Kong subsidiary (such as dividends paid to HK 3e Network by Guangzhou 3e Network and Guangzhou Sanyi Network), under Hong Kong’s Foreign-sourced Income Exemption regime effective from 1 January 2023, income arising in or derived from a territory outside Hong Kong (such as dividends) received by a Hong Kong entity which is a multinational enterprise entity (“MNE entity”) carrying on business in Hong Kong may be regarded as specified foreign-sourced income which will be deemed to be sourced from Hong Kong and chargeable to profits tax, subject to certain exemptions. In addition, payments of dividends from our Hong Kong subsidiary to its shareholder(s) are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

British Virgin Islands Taxation

The disclosure relating to tax consequences under BVI law is the opinion of Forbes Hare, our counsel as to BVI law.

The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the BVI.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the BVI will not be subject to any income, withholding or capital gains taxes in the BVI, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands. Save for the Convention on Mutual Administrative Assistance in Tax Matters (“MAAC”), there is no income tax treaty or convention (including any double taxation agreements or arrangements) currently in effect between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The BVI, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the BVI introducing certain economic substance requirements for in-scope BVI entities which are engaged in certain “relevant activities”.

Based on the ES Act currently, the Company may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the ES Act will have little material impact on the company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the company.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Boustead Securities LLC, as the underwriter in this offering. The underwriter may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The Underwriter has agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Ordinary Shares

The underwriter is committed to purchase all the Ordinary Shares offered by this prospectus if it purchases any Ordinary Shares. The underwriter is offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Fees, Commissions and Expense Reimbursement

We will pay the underwriter a fee/commission equivalent to seven percent (7%) of the gross proceeds of this offering. The underwriter proposes initially to offer the Ordinary Shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the underwriter may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the underwriting with this offering:

	Per Ordinary Share	Total
Public Offering price	$	$
Underwriting fees and commissions (7%)	$	$
Proceeds, before expenses, to us	$	$
Non-accountable expense allowance (1.5%)	$	$

In addition to the cash commission, we will also reimburse the Underwriter for its non-accountable expenses of one percent (1.5%) of the gross proceeds of the offering and accountable out-of-pocket expenses not to exceed $188,000. Such accountable out-of-pocket expenses include: no more than $100,000 in underwriter’s legal counsel fees; road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses which shall not exceed $55,000; due diligence and other like expenses not to exceed $25,000; background checks expenses not to exceed $8,000. Other than the aforementioned, any expense exceeding $5,000 shall be pre-approved in writing by us. We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $            . We have paid $            in accountable expenses to the underwriter as of the date hereof, which will be refunded to us to the extent actually not incurred by the underwriter in accordance with FINRA Rule 5110(f)(2)(C).

The underwriter intends to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

Until twelve (12) months from the later of (i) the closing of this public offering or (ii) the expiration or termination of the engagement letter between us and Boustead Securities LLC in connection with this offering, the underwriter shall have a right of first refusal to act as the exclusive or joint financial advisor or in any other similar capacity, on the underwriter’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between us and the Underwriter.

No Sales of Similar Securities

We have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares, or modify the terms of any existing securities, whether in conjunction with another broker-dealer or on the Company’s own volition, for a period of twelve months following the date on which the Ordinary Shares are trading on the Nasdaq Capital Market, without the prior written consent of the Underwriter.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the underwriter, from the date of execution of the underwriting agreement and continuing for a period of 12 months from the date on which the trading of the Ordinary Shares on Nasdaq commences, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

Our officers, directors and holders of 5% or greater of our Ordinary Shares have agreed to be locked up for a period of twelve months from the date on which the trading of our ordinary shares commences. Holders of 1-4.99% of our Ordinary Shares have agreed to be locked up for a period of six months from the date on which the trading of our Ordinary Shares commences provided that if the aggregate of such holders shares were to equal or exceed 20% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for twelve months from the date of trading of our Ordinary Shares commences. Holders of less than 1% of our Ordinary Shares are not subject to any lock up provided that if the aggregate of such holders shares were to equal or exceed 5% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for six months from the date of trading of our Ordinary Shares commences. During the lock-up period, without the prior written consent of the underwriter, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares.

The underwriter may, in its sole discretion and at any time without notice, release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the underwriter acting as principal. Under these rules and regulations, the underwriter:

•        may not engage in any stabilization activity in connection with our securities; and

•        may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained on any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Application for Nasdaq Listing

We have applied to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “EEET.” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on the Nasdaq Capital Market will begin within five days following the closing of this offering. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

USD
Securities and Exchange Commission Registration Fee	$
Legal Fees and Expenses	$
Printing and Engraving Expenses	$
Underwriting	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain other legal matters as to BVI law will be passed upon for us by Forbes Hare, our counsel as to BVI law. The legal matters as to United States Federal and New York State law will be passed upon for us by Robinson & Cole LLP. Legal matters as to Hong Kong laws will be passed upon for us by LCH Lawyers LLP. Legal matters as to PRC laws will be passed upon for us by Han Kun Law Offices. Robinson & Cole LLP may rely upon Forbes Hare with respect to matters governed by BVI law, LCH Lawyers LLP with respect to matters governed by Hong Kong law and Han Kun Law Offices with respect to matters governed by PRC laws.

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Ference LLP. Legal matters as to PRC law will be passed upon for the underwriters by Jingtian & Gongcheng LLP. Sichenzia Ross Ference LLP may rely upon Jingtian & Gongcheng LLP with respect to matters governed by PRC law.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements for the years ended June 30, 2023 and 2022 included in this prospectus have been so included in reliance on the report of HTL International, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of HTL International, LLC is located at 12 Greenway Plaza, Suite 1100, Houston, TX 77046.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

3 E NETWORK TECHNOLOGY GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
3 E Network Technology Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 3 E Network Technology Group Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC
HTL International, LLC

We have served as the Company’s auditor since 2023.

Houston, Texas
September 27, 2023

3 E NETWORK TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(In US$, except for share and per share data, or otherwise stated)

	As of June 30,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$19,396	$46,765
Accounts receivable, net	875,281	886,318
Deposits, prepayments and other current assets	44,733	46,571
Due from related parties – current	7,299	3,461
Total current assets	946,709	983,115

Property and equipment, net	17,787	14,667
Deferred IPO costs	780,086	453,882
Due from a related party – non-current	—	6,469
Deferred tax assets, net	264,736	336,392
Total assets	2,009,318	1,794,525

Liabilities and equity
Current liabilities:
Accounts payable	$10,343	$3,956
Advance from customers	1,520	57,109
Accrued expenses and other liabilities	193,822	283,446
Tax payable	55,314	3,663
Due to a related party – current portion	—	743,064
Total current liabilities	260,999	1,091,238

Due to a related party – non-current	551,867	404,978
Total Liabilities	812,866	1,496,216

Commitments and contingencies

Shareholders’ equity:
Ordinary shares ($1 par value; 50,000 shares authorized; 1,000 shares issued and outstanding as of June 30, 2023 and 2022)	1,000	1,000
Subscription receivables	(1,000)	(1,000)
Statutory reserve	47,058	—
Retained earnings	1,307,784	358,685
Accumulated other comprehensive loss	(158,390)	(60,376)
Total shareholders’ equity	1,196,452	298,309
Total Liabilities and shareholders’ equity	$2,009,318	$1,794,525

The accompanying notes are an integral part of these consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US$, except for share and per share data, or otherwise stated)

	For the year ended June 30,
	2023	2022
Revenues
Software development services	$1,647,474	$1,114,951
Exhibition and conference services	23,089	163,819
Hardware sales	—	16,125
Others	788	1,482
Total revenues	1,671,351	1,296,377

Cost of revenues
Software development services	396,155	296,228
Exhibition and conference services	145	118,076
Hardware sales	—	8,926
Others	60	350
Taxes and other surcharges	3,788	44
Total cost of revenues	400,148	423,624

Gross profit	1,271,203	872,753

Operating expenses
Sales and marketing expenses	2,139	11,853
General and administrative expenses	171,012	260,056
Research and development expenses	86,392	112,549
Exchange (gain)/loss	(51,063)	1,068
Total operating expenses	208,480	385,526

Income from operations	1,062,723	487,227

Other income, net	7,930	1,483

Income before income tax	1,070,653	488,710
Income tax expenses	(74,496)	(49,307)
Net income	$996,157	$439,403
Other comprehensive income
Foreign currency translation loss	(98,014)	(24,037)
Total comprehensive income	$898,143	$415,366

Weighted average number of ordinary shares outstanding:
Basic and diluted	1,000	1,000
Earnings per ordinary share
Basic and diluted	$996.2	$439.4

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(In US$, except for share and per share data, or otherwise stated)

	Ordinary shares		Subscription receivable	Statutory reserve	Retained earnings/ (Accumulated deficit)	Accumulated other comprehensive loss	Total (deficit)/ equity
	Number of ordinary shares	Amount
Balance at, July 1 2021	1,000	$1,000	$(1,000)	$—	$(80,718)	$(36,339)	$(117,057)
Net income for the year	—	—	—	—	439,403	—	439,403
Foreign currency translation adjustment	—	—	—	—	—	(24,037)	(24,037)
Balance at, June 30, 2022	1,000	$1,000	$(1,000)	$—	$358,685	$(60,376)	$298,309
Net income for the year	—	—	—	—	996,157	—	996,157
Transfer to statutory reserve	—	—	—	47,058	(47,058)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(98,014)	(98,014)
Balance at, June 30, 2023	1,000	$1,000	$(1,000)	$47,058	$1,307,784	$(158,390)	$1,196,452

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$, except for share and per share data, or otherwise stated)

	For the year ended June 30
	2023	2022
Cash flows from operating activities
Net income	$996,157	$439,403
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7,033	27,661
Allowance for bad debt expense	—	53,537
Gain on disposal of long-term asset	30	726
Deferred tax	47,962	49,309
Changes in assets and liabilities
Accounts receivable	(83,254)	718,343
Deposits, prepayments and other current assets	(2,243)	20,040
Accounts payable	6,975	(5,028)
Deferred IPO costs	(329,405)	(456,342)
Tax payable	54,077	(5,661)
Advance from customers	(55,458)	42,649
Due from related parties	2,025	(551)
Accrued expenses and other liabilities	(72,016)	89,507
Net cash provided by operating activities	571,883	973,593

Cash flows from investing activities
Prepayment of property and equipment	—	(25,369)
Purchases of property and equipment	(11,482)	(10,044)
Net cash used in investing activities	(11,482)	(35,413)
Cash flows from financing activities
Loans received from a related party	1,496,001	1,403,954
Repayment of loans to a related party	(2,038,083)	(2,314,875)
Net cash used in financing activities	(542,082)	(910,921)

Effect of exchange rate changes on cash and cash equivalents	(45,688)	3,341

Net (decrease)/increase in cash and cash equivalents	(27,369)	30,600

Cash and cash equivalents at beginning of the year	46,765	16,165
Cash and cash equivalents at end of the year	$19,396	$46,765

Supplemental disclosure of non-cash activities
Accounts receivable amount received by a related party on behalf of the entity to offset the payable due to the same related party	$1,199,610	$1,267,995
Income tax paid	$39	$—

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Organization

3 E Network Technology Group Limited (the “Company” or “3e Network”), was incorporated in the British Virgin Islands, or BVI, on October 6, 2021. The Company, through its subsidiaries (collectively, the “Group”), is primarily engaged in providing business-to-business information technology (“IT”) business solutions for companies in the People’s Republic of China (the “PRC” or “China”). The Company conducts its primary business operations through Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”) and Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”), indirect wholly-owned subsidiaries based in PRC that were incorporated on May 26, 2017 and January 17, 2023, respectively. The Company is ultimately controlled by Mr. Joseph Shu Sang Law, our Chairman and Director.

a.      Subsidiaries

As of June 30, 2023, the detailed information of the Group’s consolidated subsidiaries are summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Subsidiaries
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	October 8, 2018	100%	British Virgin Islands	Investment holding
3e Network Technology Company Limited (“HK 3e Network”)	August 30, 2020	100%	Hong Kong	Investment holding and sales and marketing
Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)	May 26, 2017	100%	China	IT consulting and solutions service
Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”)	January 17, 2023	100%	China	IT consulting and solutions service

2.      Summary of Significant Accounting Policies

a)     Basis of presentation

The Group’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b)     Principles of consolidation

The Group’s consolidated financial statements include the accounts of the Company and its subsidiaries from the dates they were incorporated or acquired. All inter-company transactions and balances have been eliminated upon consolidation.

c)      Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

d)     Foreign currency translation and transactions

The Group’s reporting currency is US dollars (“US$”). The Group’s operations are principally conducted through its subsidiaries located in the PRC where RMB is the functional currency. For those subsidiaries which are not located in mainland PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report, representing the certified exchange rate published by the People’s Bank of China:

	As of June 30,
	2023	2022
RMB into US$ for balance sheet items, except for equity accounts	7.2513	6.6981
HKD into US$ for balance sheet items, except for equity accounts	7.8363	7.8472
	For the years ended June 30
	2023	2022
RMB into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	6.9536	6.4554
HKD into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	7.8373	7.8049

No representation is intended to imply that the RMB and HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

e)      Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

f)      Accounts receivable, net

The Group records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

i)       Property and equipment, net

The Group’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Leasehold improvement	Shorter of 3 years or lease term
Furniture, fixture and other equipment	2 – 3 years
Electronic equipment	3 years

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

For the years ended June 30, 2023 and 2022, the Group recognized US$30 and US$726 gain from disposal of property and equipment.

j)      Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

For the year ended June 30, 2023 and 2022, the Group did not recognize any impairment loss on long-lived assets.

k)     Deferred IPO cost

Deferred IPO cost consist of legal, accounting, underwriting fee and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, the deferred cost, as well as additional expenses to be incurred, will be charged to operations.

l)       Fair value of financial instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, net, due from related parties, accounts payable and due to a related party. The carrying values of these financial instruments approximate fair values due to their short maturities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This note also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Group evaluates its hierarchy disclosures each quarter.

m)    Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the contracted goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon the transfer of control of contracted goods or services to a customer.

Software development services

Revenues generated from software development services is earned by the Group to design software system based on client’s specification or provide them with standard software. The identified promises include (1) developing software according to client specification, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to client, (4) providing training on the use of software, and (5) option to purchase warranty. The single performance obligation identified is to develop software according to client specification. Promises (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Promises (4) and (5) identified above are immaterial when considered both qualitative and quantitative factors of these performance obligations. In the same contract, the Company provides a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty so the Company does not consider it as a separate performance obligation. The costs to the Company in fulfilling its obligation under the warranty clause have been immaterial. The sole performance obligation identified is the developing, testing and deployment, and delivery of software. The Group is the principal party in fulfilling the identified performance obligation. The revenue is recognized at a point in time which it delivers the software to the client for acceptance testing and the acceptance report is signed, which represents the point in time which the performance obligation is satisfied and when the control of the software is transferred to the client.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring software to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the software development services.

Exhibition and conference services

Revenues generated from exhibition and conference services is earned by the Group to provide IT services to exhibition or conference organizers. The service includes gates, ticketing machine, ticket reader, face recognition equipment, health code reader and personnel required to operate the equipment. The service contract is usually for a fixed period covering the set-up time and the exhibition or conference period. For this type of service, the series of tasks discussed above are interrelated and cannot be separated or differentiated, because the goal of the clients is to have a usable system for the exhibition and conference. They cannot benefit from individual task. The single performance obligation identified is the complete service is provided to the client during the contract period. The Group is the principal party in fulfilling the identified performance obligation. The control of the service is transferred to the client at a point in time when the complete service is provided to the client, as the client can only be benefited when the complete service is provided. Thus the revenue is recognized at a point in time when the provision of service is completed.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for providing the service to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the exhibition and conference services.

Hardware sales

Revenue generated from hardware sales when the Group provides sales of gates, blue-tooth door key and face recognition device which are usually used in conjunction with the software system developed by the Group. The hardware can be provided with or without the installation services. The covenants identified are the provision of hardware and the installation service. For this type of revenue, the installation service is relatively immaterial compared to the hardware sales as it is usually free of charge and is only an accessory process to make the hardware

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

operable. The single performance obligation identified is the provision of hardware to the customers. The recognition of the revenue is when the customer has confirmed the receipt of the hardware, which is the point in time that the control of the product is transferred to the customer and the performance obligation is satisfied.

The Group presents the revenue generated from its hardware sales on a gross basis as the Group is the principal party in satisfying the performance obligation. The Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Consideration from product sales is recorded net of value-added tax, and there is no variable consideration exists in the hardware sales. There is also no sales return from the hardware sales after the customer has confirmed the receipt of hardware.

Others

Revenues generated from others represent the usage based fees the Group charged for a percentage of payments that passed through the Group’s software system, which is mainly used by property management company for collecting management fee. The single performance obligation identified is the provision of service for customer to collect relative payment. Proceeds allocated to others are recognized as revenue when the payment is completed, which is the point that the control of the service is transferred to the customer.

Contract balance

When a revenue contract has been performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The contract assets consist of accounts receivable and deferred cost. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Deferred cost is deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers.

The contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. For the years ended June 30, 2023 and 2022, all contract liability at the beginning of the reporting period has been recognized as revenue during the years. The Group’s advance from customers amounted to $1,520 and $57,109 as of June 30, 2023 and 2022, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

Deferred labor cost

Labor cost incurred in relation to the development of specific contract are typically expensed as incurred. In certain case labor cost incurred for the upfront preparation and development of a highly customized development contract we would record the labor cost at the date it incurred as a deferred asset. As the contract is completed and revenue is recognized, we record the labor cost as cost of sales and reduce the deferred asset.

n)      Cost of revenues

Cost of revenues primarily consist of cost of service provided, hardware cost, staff payroll and welfare, depreciation and other miscellaneous expenses.

o)      General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits of management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, utilities and other office expenses.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

p)      Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development professionals, and other expenses related to technology and development functions. The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

q)      Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

r)      Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from software development services, exhibition and conference services, hardware sales and others. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 3% for small-scale value-added taxpayers providing services. Since March 1, 2020, the Treasury Department in PRC has announced various preferential tax treatment on VAT for small-scale value-added taxpayers. Taxation Announcement 2020#13 stated from March 1, 2020 to May 31, 2020, small-scale value-added taxpayers other than in Hubei province would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT. Taxation Announcement 2020#24 extended the above preferential tax policy to December 31, 2020. In 2021, Taxation Announcement 2021#11 announced that from April 1, 2021 to December 31, 2021, small-scale value-added taxpayers with monthly sales of less than RMB150,000 will be exempt from VAT. Taxation Announcement 2022#15 stated that from April 1, 2022 to December 31, 2022, small-scale VAT taxpayers shall be exempt from VAT on taxable sales that used to subject to 3% VAT tax rate. Taxation Announcement 2023#1 stated that from January 2, 2023 to December 31, 2023, small-scale VAT taxpayers would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT.

s)      Uncertain tax positions

The Group uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended June 30, 2023 and 2022, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2023 or 2022. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

t)       Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Group’s management team. Consequently, the Group has determined that it has only one reportable operating segment.

u)     Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the years presented, total comprehensive income included foreign currency translation adjustments.

v)      Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied.

w)     Commitments and contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

As of both June 30, 2023 and 2022, there were no contingent liabilities relating to litigations against the Group.

x)     Lease

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU require that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit losses (Topic 326), Derivative and Hedging (Topic 815), and Lease (Topic 842): Effective Date. ASU2019-10 amends the effective dates

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

for ASU No. 2016-02. The Group fits the requirement for other entities and has adopted ASU2016-02 for fiscal year ended June 30, 2023. The Company has adopted the amendments with no material change to the Group’s balance sheet to recognize right-of-use assets and related lease liabilities for operating leases.

y)      Recent issued or adopted accounting standards

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. As a result of the issuance of ASU No. 2019-10 as discussed above, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group has adopted the ASUs since the fiscal year ended June 30, 2022 and the adoption does not have material impact on its financial position, results of operations and cash flow.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group has adopted these amendments since the fiscal year ended June 30, 2021. The adoption of these amendments does not have a material impact on the Group’s consolidated financial position, results of operations and cash flow.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial position and results of operations upon adoption.

3.    Accounts Receivables, net

	As of June 30,
	2023	2022
	US$	US$
Less than 6 months	725,064	767,516
More than 6 months but less than 1 year	93,069	88,942
More than 1 year	57,148	29,860
	875,281	886,318
Allowance for doubtful accounts	—	—
Total	875,281	886,318

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      Accounts Receivables, net (cont.)

The roll forward schedule of accounts receivable allowance is as follows:

Amount
US$
Balance as of July 1, 2021	—
Addition	53,537
Write off	(53,537)
Balance as of June 30, 2022	—
Addition	—
Write off	—
Balance as of June 30, 2023	—

As of June 30, 2023 and 2022, nil and $53,537 bad debt expense was recognized against its accounts receivable, respectively.

4.     Deposits, Prepayments and Other Current Assets

	As of June 30,
	2023	2022
	US$	US$
Deposits for purchase of vehicle	25,267	25,232
Prepaid social insurance	5,872	6,312
Deposit for office lease	7,091	7,677
Deferred costs	—	6,601
Other current assets	6,503	749
Deposits, prepayments and other current assets	44,733	46,571

5.      Property and Equipment, Net

	As of June 30,
	2023	2022
	US$	US$
Electronic equipment	123,215	122,012
Furniture, fixtures and other equipment	2,046	2,215
Leasehold improvement	11,059	11,973
Property and equipment, cost	136,320	136,200
Less: accumulated depreciation	(118,533)	(121,533)
	17,787	14,667

Depreciation expenses for the years ended June 30, 2023 and 2022 were approximately $7,033 and $27,661, respectively.

For the years ended June 30, 2023 and 2022, no impairment loss was recognized for the Group’s property and equipment.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Accrued Expenses and Other Liabilities

	As of June 30,
	2023	2022
	US$	US$
Payroll payables	191,616	191,158
Accrued professional fees	2,206	6,754
Accrued audit fee	—	85,534
Accrued expenses and other liabilities	193,822	283,446

7.      Income Taxes

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Group’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to its respective shareholders, no BVI withholding tax will be imposed.

Hong Kong, PRC

Our subsidiary, HK 3e Network, is a Hong Kong entity subject to the two-tier profits tax rates system, which was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong, and applies for a year of assessment commencing on or after 1 April 2018.

Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%.

In respect of dividends paid to HK 3e Network by Guangzhou 3e Network and Guangzhou Sanyi Network, under Hong Kong’s Foreign-sourced Income Exemption regime effective from 1 January 2023, income arising in or derived from a territory outside Hong Kong (such as dividends) received by a Hong Kong entity which is a multinational enterprise entity (“MNE entity”) carrying on business in Hong Kong may be regarded as specified foreign-sourced income which will be deemed to be sourced from Hong Kong and chargeable to profits tax, subject to certain exemptions. In addition, payments of dividends from our Hong Kong subsidiary to its shareholder(s) are not subject to any Hong Kong withholding tax.

Mainland, PRC

The Group’s PRC subsidiaries are governed by the income tax law of the PRC and are subject to the PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

For the years ended June 30, 2023 and 2022, the income tax rate of the Group’s PRC subsidiaries is 25%.

	For the years ended June 30,
	2023	2022
	US$	US$
Current tax expense	26,534	—
Deferred tax expense	47,962	49,307
Income tax expenses	74,496	49,307

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.      Income Taxes (cont.)

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Group’s actual income tax expense is as follows:

	For the years ended June 30,
	2023	2022
	US$	US$
Income before income tax expense	1,070,653	488,710
PRC statutory income tax rate	25%	25%
Income tax at PRC statutory income tax rate	267,663	122,178
Difference due to preferential tax	(102,656)	—
Super deduction of qualified R&D expenditures	(107,209)	(81,838)
Expenses not deductible	4,089	8,970
Deductible temporary difference not recognized	—	13,582
Utilization of tax loss carried forward	(35,353)	(62,892)
Realization of deferred tax assets	47,962	49,307
Income tax expense	74,496	49,307

The Group’s deferred tax assets at June 30, 2023 and 2022 were as follows:

	As of June 30,
	2023	2022
	US$	US$
Deferred tax assets	264,736	336,392
Less, valuation allowance	—	—
Deferred tax assets, net	264,736	336,392

Deferred tax assets represented net operating losses (NOLs) carryforward and accrued bad debt expense. Total NOLs carryforwards of the Group’s subsidiary in mainland China is RMB7,678,722 and RMB8,662,039 as of June 30, 2023 and 2022, respectively. As of June 30, 2023, nil NOL would expire by 2023 if not utilized. For the years ended June 30, 2023 and 2022, deferred tax assets from accrued bad debt expense were nil and $13,582.

For the years ended June 30, 2023 and 2022, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2023 or 2022. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

For the years ended June 30, 2023 and 2022, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2023 or 2022. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

8.      Ordinary Shares

As of June 30, 2023 and 2022, the Company had 1,000 Ordinary Shares, with par value of US$1 each. The number of shares outstanding remains the same as of the issuance date of the financial statements.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.      Restricted Net Assets

The Group’s operations are conducted through its PRC subsidiaries. The Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s WFOE is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. As of June 30, 2023 and 2022, net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Group’s PRC subsidiaries, that is included in the Group’s consolidated net assets were approximately $772,670 and $298,309, respectively.

10.    Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were US$124,007 and US$106,613 for the years ended June 30, 2023 and 2022, respectively.

11.    Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and due from related parties. As of June 30, 2023, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in PRC. The Group believes that these financial institutions located in PRC are of high credit quality. For accounts receivable and due from related parties, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable and due from related parties is significantly reduced.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    Concentration of Risk (cont.)

Concentration of customers and suppliers

The following tables summarized the information about the Group’s concentration of customers and suppliers for the years ended June 30, 2023 and 2022 or as of June 30, 2023 and 2022, respectively:

	A	B	C	D	E	F	G	H	I
Revenues, customer concentration risk
Year ended June 30, 2023	—	—	—	—	23%	15%	12%	11%	10%
Year ended June 30, 2022	40%	26%	16%	11%	—	—	—	—	*

Accounts receivable, customer concentration risk
As of June 30, 2023	—	—	*	—	37%	*	*	10%	10%
As of June 30, 2022	49%	29%	17%	—	—	—	—	—	—
	J	K	L	M	N	O	P	Q
Purchase, supplier concentration risk
Year ended June 30, 2023	81%	19%	—	—	—	—	—	—
Year ended June 30, 2022	—	14%	35%	20%	13%	13%	—	—

Accounts payable, supplier concentration risk
As of June 30, 2023	100%	—	—	—	—	—	—	—
As of June 30, 2022	—	—	—	—	—	—	66%	34%

____________

*        Less than 10%.

—      No transaction incurred during the year/no balance existed as of the reporting date.

12.    Commitments and Contingencies

As of June 30, 2023 and 2022, the Group has no operating lease commitment for more than 1 year.

For the years ended June 30, 2023 and 2022, rental expenses under operating leases were approximately US$19,078 and US$27,606, respectively.

13.    Earnings Per Share

Basic and diluted earnings per ordinary share for each of the year presented is calculated as follows:

	For the years ended June 30,
	2023	2022
	US$	US$
Numerators
Net income	996,157	439,403

Denominators
Weighted average number of ordinary shares outstanding-Basic and diluted	1,000	1,000
Net income per ordinary share-Basic and diluted	996.2	439.4

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    Due From/(To) Related Parties

The following is a list of the related parties with whom the Group conducted transactions during the years ended June 30, 2023 and 2022, and their relation with the Group:

Name of the related parties	Relation with the Group
Mr. Joseph Shu Sang Law	Chairman of board of director
Ms. Haodong Li	General manager
Mr. Ye Tao	Chief executive officer
Mr. Zhaolai Deng	Product director
Mr. Zhiyong Lin	Chief technical officer
Vast Profit Ventures Limited	Shareholder
	As of June 30, 2023	As of June 30, 2022
	US$	US$
Due from related parties – current
Mr. Ye Tao	$5,975	$—
Ms. Haodong Li	—	1,493
Mr. Zhaolai Deng	—	83
Mr. Zhiyong Lin	1,324	—
Vast Profit Ventures Limited	—	1,885
	$7,299	$3,461
	As of June 30, 2023	As of June 30, 2022
	US$	US$
Due from a related party – non-current
Mr. Ye Tao	$—	$6,469
	$—	$6,469

Due from related parties represents cash advanced to these related parties to use for the Company’s operations.

	As of June 30, 2023	As of June 30, 2022
	US$	US$
Due to a related party – current
Mr. Joseph Shu Sang Law	$—	$743,064
	$—	$743,064
	As of June 30, 2023	As of June 30, 2022
	US$	US$
Due to a related party – non-current
Mr. Joseph Shu Sang Law	$551,867	$404,978
	$551,867	$404,978

Due to a related party represents interest-free loan payable on money borrowed by the Company and used for daily operation. The payable is interest-free and has maturity date on September 30, 2027. As of the date of this financial statement, nil of the payable has been settled.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    Due From/(To) Related Parties (cont.)

The major related party transactions with Mr. Joseph Shu Sang Law are summarized as follows:

Amount due to
US$
Balance as of July 1, 2021	$2,098,234
Loan borrowed from related party	1,403,954
Repayment of loan to related party	(2,314,875)
Exchange rate translation difference	(39,271)
Balance as of June 30, 2022	1,148,042
Loan borrowed from related party	1,496,001
Repayment of loan to related party	(2,038,083)
Exchange rate translation difference	(54,093)
Balance as of June 30, 2023	$551,867

15.    Subsequent Events

The Company has evaluated subsequent events through the date of issuance of this consolidated financial statements, which was through September 27, 2023, and noted that there are no material subsequent events.

16.    Financial Information of the Parent Company

The Parent Company was incorporated on October 8, 2018. The following disclosures present the financial positions of the Parent Company as of June 30, 2023 and 2022, and results of operations and cash flows of the Parent Company for the years ended June 30, 2023 and 2022.

The financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company uses the equity method to account for investments in its subsidiaries.

The Parent Company and its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s financial statements, its investments in subsidiaries are reported using the equity method of accounting.

The Parent Company is a BVI company, therefore, is not subject to income taxes for all years presented.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    Financial Information of the Parent Company (cont.)

Balance Sheets
(In US$, except for share and per share data, or otherwise stated)

	As of June 30,
	2023	2022
Assets
Investments in subsidiaries	$1,200,513	$300,055
Total Assets	$1,200,513	$300,055

Liabilities
Due to related parties	$3,359	$—
Other payables	702	1,746
Total Liabilities	4,061	1,746

Equity:
Ordinary shares (US$0.0001 par value; 50,000 shares authorized; 1,000 shares issued and outstanding as of June 30, 2023 and 2022)	1,000	1,000
Subscription receivables	(1,000)	(1,000)
Retained earnings	1,354,842	358,685
Accumulated other comprehensive loss	(158,390)	(60,376)
Total Equity	1,196,452	298,309
Total Liabilities and Equity	$1,200,513	$300,055

Statements of Operations
(In US$, except for share and per share data, or otherwise stated)

	For the years ended June 30,
	2023	2022
General and administration expenses	$(2,302)	$(1,666)
Income from equity-method investment	998,459	441,069
Net income	$996,157	$439,403

Statements of Cash Flows
(In US$, except for share and per share data, or otherwise stated)

	For the years ended June 30,
	2023	2022
Cash flows from operating activities
Net income	$996,157	$439,403
Gain from equity-method investment	(996,157)	(439,403)

Cash flows from investing activities
Cash flows from financing activities	—	—
Effect of exchange rate changes	—	—
Net change in cash and cash equivalents
Cash and cash equivalents at beginning of the year	—	—
Cash and cash equivalents at end of the year	$—	$—

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Amended and Restated Articles, which has become effective on [•], empowers us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have also entered into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering.

On October 6, 2021, the Company issued the following number of shares:

Name	Number of Ordinary Shares	Purchase Price
Shu Sang Joseph Law	520	US$ 520.00
Vast Profit Ventures Limited	50	US$ 50.00
State-of-the-Art International Limited	60	US$ 60.00
Vanguard First Limited	60	US$ 60.00
Great name Group Limited	60	US$ 60.00
Cosmic Paramount Enterprises Limited	50	US$ 50.00
Lucky Champion Ventures Limited	50	US$ 50.00
APTC Holdings Limited	45	US$ 45.00
Market Tycoon Investments Limited	60	US$ 60.00
Golden Base Ventures Limited	45	US$ 45.00
Total	1,000	US$ 1,000.00

On September 29, 2022, Mr. Law purchased a total of 250 shares for an aggregate of $250, including 50 shares from Cosmic Paramount Enterprises Limited for $50, 50 shares from Lucky Champion Ventures Limited for $50, 45 shares from APTC Holdings Limited for $45, 60 shares from Market Tycoon Investments Limited for $60, and 45 shares from Golden Base Ventures Limited for $45, resulting the following remaining shareholders:

Name	Number of Ordinary Shares	Purchase Price
Shu Sang Joseph Law	770	US$ 770.00
Vast Profit Ventures Limited	50	US$ 50.00
State-of-the-Art International Limited	60	US$ 60.00
Vanguard First Limited	60	US$ 60.00
Great name Group Limited	60	US$ 60.00
Total	1,000	US$ 1,000.00

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that No statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association, effective October 6, 2021.
3.2	Form of Amended and Restated Memorandum and Articles of Association, as effective immediately prior to the completion of this offering.
4.1	Specimen Certificate for Ordinary Shares
5.1	Opinion of Forbes Hare regarding the validity of the Ordinary Shares being registered
8.1	Opinion of Forbes Hare as to BVI tax matters (included in Exhibit 5.1)
10.1	English Translation of Employment Agreement, dated June 10, 2022, between Ye Tao and Guangzhou Sanyi Network.
10.2	English Translation of Employment Agreement, dated July 1, 2023, between Hui Wang and Guangzhou Sanyi Network.
10.3	English Translation of Employment Agreement, dated August 8, 2021, between Zhaolai Deng and Guangzhou Sanyi Network.
10.4	English Translation of Employment Agreement, dated September 27, 2020, between Zhiyong Lin and Guangzhou Sanyi Network.
10.5	English Translation of Employment Agreement, dated July 1, 2022, between Haodong Li and Guangzhou Sanyi Network.
10.6	Software Development Agreement, dated September 10, 2021 between Guangzhou Sanyi Network and Orient Aim Limited.
10.7	English Translation of Property Rental Platform Software Development Agreement, dated December 29, 2021 between Guangzhou Sanyi Network and Excel Value Limited.
10.8

English Translation of Procurement Agreement for CISMEF Exhibition Visitor Entry Information Collection System, dated September 10, 2021, between Guangzhou Sanyi Network and the Bureau for the Organization of China International Small and Medium Enterprises Fair (CISMEF).

10.9	English Translation of Smart Restaurant Management System Procurement Agreement, dated August 11, 2021, between Guangzhou Sanyi Network and MKH Concept Enterprise Limited.
10.10	English Translation of Smart Restaurant Management System Procurement Agreement, dated March 7, 2022, between Guangzhou Sanyi Network and MKH Concept Enterprise Limited.
10.11	English Translation of Smart Property Management System Development Agreement, dated August 18, 2020, between Guangzhou Sanyi Network and Meizhou Lizhen Industry Co. Ltd.
10.12	English Translation of Technology Development Agreement, dated February 2, 2023, between Guangdong Yangshuo yunwei Energy Technology Co. Ltd. and Guangzhou Sanyi Network.
10.13	English Translation of Technology Development Agreement, dated May 8, 2023, between Guangdong Yangshuo yunwei Energy Technology Co. Ltd. and Guangzhou Sanyi Network.
10.14	English Translation of Smart Property Management System Development Agreement, dated March 10, 2023, between Juyue Zaishou (Hainan) Investment Co. Ltd. and Guangzhou Sanyi Network.
10.15	English Translation of Technology Development Service Agreement, dated March 29, 2022, between Canton Fair Advertising Co. Ltd. and Guangzhou Sanyi Network.
10.16	English Translation of Smart Property Management System Development Agreement, dated September 21, 2022, between Shanhu Technology (Guangdong) Co. Ltd. and Guangzhou Sanyi Network.
10.17	Software Development Agreement, dated January 12, 2022, between Creative Profit Enterprise Limited and Guangzhou Sanyi Network.
10.18	English Translation of Smart Restaurant Management System Procurement Agreement, dated February 13, 2023, between Guangzhou Sanyi Network and Guangzhou Golden Palm Restaurant & Entertainment Co. Ltd.
10.19	English Translation of Software Sales Agreement, dated January 10, 2023, between Foshan Jiudatai Exhibition Technology Co. Ltd. and Guangzhou Sanyi Network.

Exhibit No.	Description
10.20	English Translation of Project Consultation Service Agreement, dated February 20, 2023, between Shanhu Technology (Guangdong) Co. Ltd., and Guangzhou Sanyi Network.
10.21	English Translation of Software Sales Agreement, dated April 25, 2023, between YCKC Consulting Ltd. and Guangzhou Sanyi Network.
10.22	English Translation of Software Sales Agreement, dated January 18, 2023, between Innovation Global Financial Group Ltd. and Guangzhou Sanyi Network.
10.23	English Translation of Real Property Rental Agreement, dated May 25, 2023, between Guangzhou Songchuang Investment Consulting Co. Ltd. and Guangzhou 3E Network.
10.24

English Translations of Sun Yat-sen University Science Park Real Property Rental Agreements, dated April 1, 2023, April 1, 2022, and April 1, 2020, respectively, between Guangzhou Sun Yat-sen University Science Park Co. Ltd. and Guangzhou Sanyi Network.

10.25	English Translation of Employment Agreement, dated October 12, 2023, between Tingjun Yang and HK 3e Network.
10.26	Form of Employment Agreement of the Registrant.
10.27	Form of Offer Letter from the Registrant to the Joseph Shu Sang Law.
10.28	Form of Offer Letter from the Registrant to the director nominees.
10.29	Form of Indemnification Agreement with the Registrant’s directors and officers.
14.1	Code of Business Conduct and Ethics of the Registrant.
21.1	List of Subsidiaries
23.1	Consent of HTL International LLC, Independent Registered Public Accounting Firm
23.2	Consent of Forbes Hares (included in Exhibit 5.1)
23.3	Consent of Han Kun Law Offices (included in Exhibit 99.)
99.1	Consent of [•]
99.2	Consent of [•]
99.3	Consent of [•]
99.4	Opinion of Han Kun Law Offices regarding certain PRC Legal Matters
99.5	Audit Committee Charter
99.6	Nominating and Corporate Governance Committee Charter
99.7	Compensation Committee Charter
107	Filing Fee Table

____________

*        Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on November 6, 2023.

3 E Network Technology Group Limited
By:
Ye Tao
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Co-Chief Executive Officer (Principal Executive Officer)	[•], 2023
Ye Tao

	Co-Chief Financial Officer	[•], 2023
Tingjun Yang

	Chairman and Director	[•], 2023
Joseph Shu Sang Law

	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	[•], 2023
Hui Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in [•], on [•], 2023.

By:
Name:
Title: